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07024824

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Grasim Industries

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUL 0 5 2007
THOMSON FINANCIAL

FILE NO. 82- 03322

FISCAL YEAR 3-31-07

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DAT : 7/2/07

082-03322

AR/S
3-31-07



Madison
Bostwick
High Shoals
Apalache
Rutledge
207
53
186
83

CHARTING GLOBAL GROWTH

GRASIM
ADITYA BIRLA GROUP
Grasim Industries Limited

ANNUAL REPORT 2006-2007



Mr. G. D. Birla and Mr. Aditya Birla, our founding fathers.
We live by their values.
Integrity, Commitment, Passion, Seamlessness and Speed

GRASIM INDUSTRIES LIMITED

Registered Office: P.O. Birlagram, Nagda - 456 331 (M.P.)

NOTICE is hereby given that the Sixtieth Annual General Meeting of the shareholders of Grasim Industries Limited will be held at the Registered Office of the Company at GRASIM STAFF CLUB, Birlagram, Nagda 456 331 (M.P.) on Saturday, the 7th day of July, 2007 at 11.30 A.M. to transact, with or without modifications, as may be permissible, the following business:

1. To receive, consider and adopt the audited Balance Sheet as at 31st March, 2007 and the Profit and Loss Account for the year ended 31st March, 2007 and the Reports of the Directors and the Auditors of the Company.
2. To confirm the payment of interim dividend on Equity Shares for the year ended 31st March, 2007 as final dividend.
3. To appoint a Director in place of Mrs. Rajashree Birla, who retires from office by rotation, and being eligible, offers herself for re-appointment.
4. To appoint a Director in place of Mr. Cyril Shroff, who retires from office by rotation, and being eligible, offers himself for re-appointment.
5. To appoint a Director in place of Mr. S.G. Subrahmanyan, who retires from office by rotation, and being eligible, offers himself for re-appointment.
6. To consider and, if thought fit, to pass the following resolutions as Ordinary Resolutions relating to the appointment of Auditors of the Company:

   A. "**RESOLVED** that Messrs. G.P. Kapadia & Co., Chartered Accountants, Mumbai be and are hereby re-appointed as the Statutory Auditors of the Company under Section 224 and other applicable provisions, if any, of the Companies Act, 1956 and to hold office as such from the conclusion of this meeting until the conclusion of the next Annual General Meeting of the Company at a remuneration of Rs.26,00,000 (Rupees Twenty six lacs only) plus service tax as applicable and reimbursement of actual out of pocket expenses, as may be incurred in the performance of their duties."

   B. "**RESOLVED** that pursuant to the provisions of Section 228 and other applicable provisions, if any, of the Companies Act, 1956, Messrs. A.F. Ferguson & Co., Chartered Accountants, Mumbai be and are hereby re-appointed as Branch Auditors of the Company, to audit the Accounts in respect of the Company's manufacturing plants of Grey Cement and White Cement, Marketing Zones, Terminals and Ready Mix Concrete Units, to hold office from the conclusion of this Meeting until the conclusion of the next Annual General Meeting of the Company at a remuneration of Rs.37,00,000 (Rupees Thirty seven lacs only) plus service tax as applicable and reimbursement of actual out of pocket expenses, as may be incurred in the performance of their duties."

   C. "**RESOLVED** that pursuant to the provisions of Section 228 and other applicable provisions, if any, of the Companies Act, 1956, Messrs. Vidyarthi & Sons, Chartered Accountants, Lashkar, Gwalior be and are hereby re-appointed as Branch Auditors of the Company, to audit the Accounts in respect of the Company's Vikram Woollens Division, to hold office from the conclusion of this Meeting until the conclusion of the next Annual General Meeting of the Company at a remuneration of Rs.65,000 (Rupees Sixty five thousand only) plus service tax as applicable and reimbursement of actual out of pocket expenses, as may be incurred in the performance of their duties."

7. To consider, and if thought fit, to pass the following Resolution as a Special Resolution:

   "***RESOLVED THAT*** in terms of Article 169 of the Articles of Association of the Company and pursuant to the provisions of Sections 198, 269, 309, 311 and 314, read with Schedule XIII and all other applicable provisions, if any, of the Companies Act, 1956 (the said Act) and all guidelines for managerial remuneration issued by the Central Government from time to time, consent of the Company be and is hereby accorded for the re-appointment of Mr. D.D. Rathi as a Whole Time Director of the Company for the period and upon the terms as to remuneration and perquisites as set out below with liberty to the Board (which term shall include any committee constituted or to be constituted by the Board) from time to time to alter the said terms in such manner as may be agreed to between the Board and Mr. Rathi and as may be permissible at law.

   1. **Period:**

      Two years w.e.f. 1st August, 2007 with liberty to either party to terminate the appointment by three months' notice in writing to the other.

   2. **Remuneration:**

      (a) Basic Salary - Rs.4,15,000 (Rupees Four lacs fifteen thousand only) per month with such increment(s) in salary and perquisites as the Board may decide from time to time, subject however to a ceiling of Rs.5,50,000 (Rupees Five lacs fifty thousand only) per month as basic salary.

(b) Special Allowance - Rs.2,85,000 (Rupees Two lacs eighty five thousand only) per month with such increment(s) as the Board may decide from time to time, subject however to a ceiling of Rs.5,00,000 (Rupees Five lacs only) per month.

(c) Supplementary Salary @ 50% of the basic salary.

(d) Performance Linked Variable Pay and / or any other compensation as may be decided by the Board from time to time upto the end of his tenure, the same to be made on a pro rata basis every month or on an annual basis or partly monthly and partly on annual basis at the discretion of the Board subject to a maximum of Rs.70,00,000 (Rupees Seventy lacs only) in a year on this account.

3. **Perquisites as under:**

(a) Company maintained leased furnished accommodation, actual lease rent of which, will be recovered from the Whole Time Director, and payment of electricity bills in respect of the same, as also provision of telephones.

(b) Leave Travel Allowance at the rate of one and half month's basic salary for each year.

(c) Reimbursement of medical expenses incurred in India and abroad (including insurance premium for medical and hospitalization policy, if any) for self and family, which shall include spouse, dependent children and dependent parents, at actuals.

(d) Fees for one Club in India.

(e) Leave and encashment of leave as per the Rules of the Company.

(f) Personal Accident Insurance cover as per the Rules of the Company.

(g) Contribution to Provident Fund, Superannuation or Annuity Fund as per the Rules of the Company, to the extent these, either singly or put together, are not taxable under the Income Tax Act, 1961.

(h) Gratuity and / or contribution to Gratuity Fund of the Company as per the Rules of the Company and as applicable to other Senior Executives of the Company.

(i) One Company maintained Car with driver for use exclusively for Company's business and another Company maintained Car with driver for use for Company's business and personal purposes.

(j) Reimbursement of entertainment, travelling and all other expenses incurred for the business of the Company as per the Rules of the Company. Travelling expenses of spouse accompanying the Whole Time Director on any official overseas or inland trip will be governed as per the Rules of the Company.

(k) Any other allowances, benefits and perquisites which will also include Stock Option Plan, if any, as per the Rules of the Company as are applicable to the Senior Executives of the Company and/or which may become applicable in the future and/or any other allowances, perquisites/benefits and retirement benefits as the Board may from time to time choose, decide and extend.

The aggregate of the remuneration and perquisites as aforesaid in any financial year shall not exceed the limits prescribed from time to time under Sections 198, 309, 311 and all other applicable provisions of the Companies Act, 1956 read with Schedule XIII to the said Act or any statutory modifications or re-enactment thereof for the time being be in force, or otherwise as may be permissible at law.

4. Where in any financial year, the Company has no profits or its profits are inadequate, the foregoing amount of remuneration and benefits shall be paid to Mr. D.D. Rathi subject to the applicable provisions of Schedule XIII to the said Act.

5. So long as Mr. D.D. Rathi functions as the Whole Time Director of the Company, he shall not be paid any fees for attending the meetings of the Board or any Committees thereof.

6. Although considering the provisions of Section 314 (1) of the said Act, Mr. Rathi would not be holding any office or place of profit by his being a mere director of the Company's subsidiaries, approval be and is hereby also accorded, by way of abundant caution, to Mr. Rathi accepting sitting fees for attending the meetings of the Boards of Directors of the subsidiary companies of the Company or any Committees thereof, wherever he is member of the Board of such subsidiary company or any Committees thereof."

By Order of the Board

ASHOK MALU
Sr. Vice President & Company Secretary

Place : Mumbai
Date : 31st May, 2007

NOTES FOR MEMBERS' ATTENTION:

1) A MEMBER ENTITLED TO ATTEND AND VOTE AT THE MEETING IS ENTITLED TO APPOINT A PROXY TO ATTEND AND VOTE INSTEAD OF HIMSELF AND THE PROXY NEED NOT BE A MEMBER.

   THE INSTRUMENT APPOINTING A PROXY SHOULD, HOWEVER, BE DEPOSITED AT THE REGISTERED OFFICE OF THE COMPANY NOT LESS THAN FORTY-EIGHT HOURS BEFORE THE COMMENCEMENT OF THE MEETING.

2) An Explanatory Statement pursuant to Section 173 of the Companies Act, 1956, in respect of Item no. 7 of the Notice as set out above, is annexed hereto.

3) The Register of Members and Share Transfer Books of the Company will remain closed from 2nd July, 2007 to 7th July, 2007 (both days inclusive) for the purpose of Annual General Meeting.

4) The Board of Directors, at its meeting held on 12th March, 2007, had declared Interim Dividend of Rs.27.50 per share for the Financial Year 2006-07. The Company had fixed 19th March, 2007 as the Record Date for ascertaining the names of the shareholders for payment of the said Interim Dividend and the same has been paid on 26th March, 2007. At the Board Meeting held on 25th April, 2007, the Board has decided to treat the said Interim Dividend as the Final Dividend for the Financial Year 2006-07. Accordingly, shareholders should note the payment of Interim Dividend made on the equity shares by the Company as the Final Dividend (Please refer to Item No.2 of the Notice).

5) a) In terms of the provisions contained in Section 205C of the Companies Act, 1956, the Company has already deposited / transferred the unpaid / unclaimed dividend for the Financial Years 1995-96 to 1998-99 and the Interim Dividend for the Financial Year 1999-2000 to the Investor Education and Protection Fund (IEPF). No claim shall lie against IEPF or the Company in respect of the unpaid / unclaimed amount transferred to IEPF.

   b) Pursuant to the provisions of Section 205A of the Companies Act, 1956, as amended, final dividend for the Financial Year 1999-2000 and the dividends for the subsequent years, which remain unpaid or unclaimed for a period of 7 years will be transferred to the IEPF of the Central Government. Shareholders who have so far not encashed the final dividend warrant(s) for the Financial Year 1999-2000 are requested to make their claim to the Share Department at the Registered Office of the Company at Nagda before 15th July, 2007, failing which the unpaid / unclaimed amount will be transferred to IEPF. It may also be noted that once the unpaid / unclaimed dividend is transferred to IEPF as above, no claim shall lie against IEPF or the Company in respect of such amount by the shareholders.

6) a) Shareholders are requested to notify any change of address:

   (i) to their Depository Participants (DPs) in respect of the shares held in demat form, and

   (ii) to the Company to its Share Department at the Registered Office at Nagda in respect of the shares held in physical form.

   b) In case the mailing address mentioned on this Annual Report is without the PINCODE, shareholders are requested to kindly inform their PINCODE immediately to their DP or the Company, as mentioned above.

7) Non-Resident Indian Shareholders are requested to inform the Share Department of the Company or to their concerned DP, as the case may be, immediately:-

   a) the change in the residential status on return to India for permanent settlement,

   b) the particulars of the NRE Account with a bank in India, if not furnished earlier.

8) Shareholders are requested to correspond in connection with the shares held by them by addressing letters directly to the Share Department of the Company situated at the Registered Office of the Company at Birlagram, Nagda (M.P.) 456 331 and not to any other Office of the Company, quoting reference of their folio numbers or their Client ID number with DP ID number, as the case may be.

9) Shareholders who are holding shares in identical order of names in more than one folio are requested to send to the Share Department of the Company the details of such folios together with the original Share Certificates for consolidation of their holdings in one folio. The Share Certificates will be returned to the Shareholders after making requisite changes thereon.

10) Depository System

    The Company, consequent to the introduction of the Depository System (DS), entered into agreements with National Securities Depository Limited (NSDL) and Central Depository Services (India) Limited (CDSL). Shareholders, therefore, now have the option of holding and dealing in the shares of the Company in electronic form through NSDL or CDSL.

    Effective 5th April, 1999, trading in the shares of the Company is permitted only in dematerialised form.

    The DS envisages the elimination of several problems involved in the scrip-based system such as bad deliveries, fraudulent transfers, fake certificates, thefts in postal transit, delay in transfers, mutilation of share certificates, etc. Simultaneously, DS offers several advantages like exemption from stamp duty, elimination of concept of market lot, reduction in transaction costs, improved liquidity, etc.

11) As per the provisions of the amended Companies Act, 1956, facility for making nominations is now available to INDIVIDUALS holding shares in the Company. Shareholders holding shares in physical form may

obtain the Nomination Form – 2B prescribed by the Government from the Share Department of the Company or download it from the Company's website www.grasim.com. Shareholders holding shares in demat form are required to approach their DPs for the nomination.

12) a) To avoid the incidence of fraudulent encashment of the dividend warrants, Shareholders are requested to intimate the Company under the signature of the Sole/First Joint holder, the following information, so that the Bank Account Number and Name and address of the Bank can be printed on the dividend warrants:-

1) Name of Sole/First Joint holder and Folio No.

2) Particulars of Bank Account, viz.

i) Name of the Bank

ii) Name of Branch

iii) Complete address of the Bank with Pincode Number

iv) Account Type, whether Savings (SB) or Current Account (CA)

v) Bank Account Number allotted by the Bank

b) Shareholders are advised to avail of the facility for receipt of future dividends through Electronic Clearing Service (ECS). Shareholders holding shares in dematerialised mode are requested to contact their respective DPs for availing ECS Facility. Shareholders holding shares in physical form are requested to fill-up enclosed ECS form and the same duly filled up and signed along with a Xerox copy of a cancelled cheque may be sent to the Share Department of the Company at the Registered Office at Birlagram, Nagda 456 331 (M.P).

13) Shareholders who hold shares in the dematerialised form and desire a change / correction in the bank account details, should intimate the same to their concerned DP and not to the Share Department of the Company. Shareholders are also requested to give the MICR Code of their bank to their DPs. The Company will not entertain any direct request from such shareholders for change of address, transposition of names, deletion of name of deceased joint holder and change in the bank account details. The said details will be considered as will be furnished by the DPs to the Company.

14) Shareholders are requested to please read the "Shareholders' Information" section of the Annual Report for useful information.

15) Shareholders desirous of obtaining any information / clarification on the accounts of the Company are requested to send in written queries to the Share Department of the Company, atleast one week before the date of the meeting. Replies will be provided in respect of such written queries received, only at the meeting.

ANNEXURE TO NOTICE

EXPLANATORY STATEMENT UNDER SECTION 173 OF THE COMPANIES ACT, 1956

ITEM NO. 7

Mr. D.D. Rathi has been associated with the Aditya Birla Group since 1991 when he joined Aditya Birla Nuvo Ltd. (formerly Indian Rayon And Industries Ltd.), a Group Company. He was transferred to Grasim in June 1999 to set up the Corporate Finance Division for the Company and to head it as a Sr. President & CFO. Considering his long association, considerable experience of the activities of the Company and the exceptional contribution made by him, in the Company achieving a pre-eminent financial position, he was appointed as the Whole Time Director of the Company with effect from 1st August, 2004. Mr. Rathi's term as such Whole Time Director is expiring on 31st July, 2007. The Board of Directors of the Company considering his valuable contribution to the Company has re-appointed him as such Whole Time Director for a further period of 2 years with effect from 1st August, 2007 upto 31st July, 2009, subject to the approval of the Shareholders of the Company to the terms of his remuneration as set out in this item of the Notice. The same may also be treated as an abstract circulated to the shareholders under Section 302 of the Companies Act, 1956. Further, considering his experience and seniority and the trend in the industry, the terms of his remuneration are considered to be fair, just and reasonable and are commended for your acceptance.

It may be pointed out that Mr. Rathi is also a member on the Board of some of the subsidiary companies of the Company and/ or member of the Committees of the Board of such subsidiaries and in his capacity as director/ member, is entitled to the payment of sitting fees and expenses from the Company's subsidiaries. Although considering the provisions of Section 314 (1) of the Companies Act, 1956, he is not deemed to hold any office or place of profit by virtue of holding the office of director in the Company's subsidiaries, approval of the shareholders is being sought by way of abundant caution permitting Shri Rathi to accept sitting fees for attending the meetings of the Boards of the subsidiary companies or Committees thereof.

Mr. D. D. Rathi is interested in the Resolution, as it relates to his appointment.

By Order of the Board

ASHOK MALU
Sr. Vice President & Company Secretary

Place: Mumbai
Date: 31st May, 2007

GRASIM INDUSTRIES LIMITED

SHARE DEPARTMENT

Registered Office : Birlagram 456331, Nagda (M.P.)

Dear Shareholder(s)

Sub: <u>Request for fresh Specimen Signature(s) of Shareholders holding Shares in Physical Form.</u>

1. Your specimen signature(s) recorded with us are old and /or pattern of which in course of time may have undergone changed.

2. For providing better services to our shareholders and also to update our records we request you to kindly arrange to forward to us your fresh specimen signature(s) (in Enclosed Form) signed by you /all shareholder(s) and duly attested by the Manager of a Bank with whom you are maintaining your bank account.

3. On receipt of your duly attested signature(s), we shall update our records.

4. Please always quote your Ledger Folio while replying to us.

5. We solicit your kind co-operation in the matter.

Thanking you,
Yours faithfully,

Ashok Malu
Sr. Vice President & Company Secretary

GRASIM INDUSTRIES LIMITED

SHARE DEPARTMENT

Registered Office : Birlagram 456331, Nagda (M.P.)

SPECIMEN SIGNATURE(S) FORM

LEDGER FOLIO NO. ________________ Date: ________________

Name of the Shareholder(s)	Specimen Signature(s) of shareholder(s)	Father's/ Husband's Name	Occupation
1.			
2.			
3.			
4.			

Address of the Sole/1st Shareholder:

____

____

City:	**State:**	**Pin Code:**

Signature to be Attested by Bank Manager
(Seal with Stamp of Bank,
Full Name, designation of Manager of Bank
and address of the Bank)

ELECTRONIC CLEARING SERVICES (ECS) MANDATE FORMAT

To
Share Department
Grasim Industries Limited
Birlagram-456 331, Nagda (M.P.)

FORM FOR ELECTRONIC CLEARING SERVICES FOR PAYMENT OF DIVIDEND.

Dear Sirs,

(Please fill-in the information in CAPITAL LETTERS in ENGLISH ONLY. Please TICK (✓) wherever is applicable.)

For shares held in physical form

— For Office Use Only —
ECS Ref.No. :

Master Folio No.

For shares held in electronic form

DP ID ☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐

Client ID ☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐

Name of First holder	
Bank Name	
Branch Name	
Branch Code	☐☐☐☐☐☐☐☐☐ (9 Digits Code Number appearing on the MICR Band of the cheque supplied by the Bank). ***Please attach a xerox copy of a cheque or a blank cheque of your bank duly cancelled for ensuring accuracy of the banks name, branch and code number.***

Account type	Savings		Current		Cash Credit	

Ledger No./Ledger Folio No.	
A/c No. (as appearing in the cheque book)	
Effective date of this mandate	

Tear Here

I, hereby, declare that the particulars given above are correct and complete. If any transaction is delayed or not effected at all for reasons of incompleteness or incorrectness of information supplied as above, Grasim Industries Limited, will not be held responsible. I agree to avail the ECS facility provided by RBI, as and when implemented by RBI/Grasim Industries Limited.

I further undertake to inform the Company any change in my Bank/branch and account number, if any.

Place : __________

Date : __________

____

(Signature of First Holder)

Name of First Holder:

GRASIM

ADITYA BIRLA GROUP

GRASIM INDUSTRIES LIMITED

Registered Office : Birlagram 456331, Nagda (M.P.)

Form of Proxy

I/We ____________________ of __________________________ being a member/members of Grasim Industries Limited hereby appoint __________________________ of ____________________ or failing him __________________________ of ________________ as my/our proxy to vote for me/us on my/our behalf at the 60th Annual General Meeting of the Company to be held on Saturday, 7th July, 2007 at 11.30 a.m. or at any adjournment thereof.

Signed this ____________ day of __________ 2007

NOTE : The proxy duly completed must be returned so as to reach the Registered Office of the Company not less than 48 hours before the time of holding the aforesaid meeting. The Proxy need not be a member of the Company.

Proxy No.	:
Ledger Folio No.	:
No. of Shares	:

Affix
Re. 1
Revenue
Stamp

(Signature)

Tear Here

GRASIM INDUSTRIES LIMITED

Registered Office : P.O. Birlagram, Nagda - 456 331 (M.P.)

INFORMATION UNDER SECTION 217(2A) OF THE COMPANIES ACT, 1956 READ WITH THE COMPANIES (PARTICULARS OF EMPLOYEES) RULES, 1975 AND FORMING PART OF THE DIRECTORS' REPORT FOR THE YEAR ENDED 31ST MARCH, 2007

(A) EMPLOYED THROUGHOUT THE FINANCIAL YEAR UNDER REVIEW AND WERE IN RECEIPT OF REMUNERATION FOR THE FINANCIAL YEAR IN THE AGGREGATE OF NOT LESS THAN RS.24,00,000/-

Name	Age	Qualification	Designation	Date of Commencement of Employment	Experience (Years)	Remuneration (Rs.)	Particulars of Last Employment, Employer, Last Post, No. of years
Agarwala Ashutosh	43	B.Tech (Chem.), PGDBM	Vice President (Business Development)	10.10.03	23	2,490,567	Nagarjuna Fertilisers & Chemicals Limited, Head (Corp. Plg. & Bus. Strategy), (1.5)
Agrawal Sanjay	43	B.E. (Elect. & Electro)	Jt. Executive President	09.09.91	23	3,044,636	Gujarat Instruments Limited, Manager (Project), (3.5)
Agrawal Vivek	44	B.Tech., M.B.A.	Jt. Executive President	01.04.99	22	4,958,968	Aditya Birla Nuvo Limited, Vice President (Mktg.), (6)
Atal D D	58	B.E.	Executive President	01.09.98	35	4,029,474	Aditya Birla Nuvo Limited, Sr. Vice President (Tech.), (15)
Bafna Sanjeev	43	B.Com (Hons.), FCA, CS	Jt. President & Dy. CFO	01.04.00	21	5,115,628	Indo Gulf Corporation Limited, General Manager, (5)
Chattopadhyaya B C	59	B.Sc. Engg. (Civil)	Jt. Executive President (Mktg.)	16.10.97	36	4,679,826	Float Glass (I) Limited, Dy. Director, (3)
Gaur Arun	47	B.Sc., MA(SW), DLL	Jt. Executive President	20.11.91	25	3,834,604	DCM Limited, Manager (Estate & Indl. Relations), (10)
Gokhroo P K	45	B. Com (Hons.), FCA, ACS, AICWA	Vice President (F&C)	07.01.87	22	2,431,933	None
Gupta R M	54	B.Com., FCA	Sr. Executive President	03.07.00	31	6,845,532	JK Industries Limited, Works Director, (7)
Jain Pavan Kumar	43	B.Com., FCA, ACS	Jt. President	01.09.98	21	4,047,398	Aditya Birla Nuvo Limited, Vice President, (5)
Jain P K	56	M.A. (Eco.), LLB, Dpm, PgDirm	Sr. Vice President (HR)	01.10.91	31	2,524,634	Usha Martin India Limited, General Manager (HR), (1)
Jain Shailendra K *	63	B.E.(H), B.Sc, SM (MIT)	Whole time Director	01.12.65	41	27,216,605	None
Kadel Hemant	38	B.Com., FCA	Sr. Vice President	01.09.98	16	2,682,971	Aditya Birla Nuvo Limited, Dy. General Manager, (7)
Kanda B M	56	CA, CS, ICWA	Jt. Executive President	10.06.96	30	4,304,358	Nippon Denro Ispat Limited, Vice President, (0.3)
Katke V V	59	B.E.(Hons.), DPPEC	Sr. Vice President	01.04.99	36	2,639,941	Aditya Birla Nuvo Limited, Sr. Vice President (Mktg.), (16)
Kaul Vijay	55	B.E. (Met)	Chief Marketing Officer	16.04.96	31	6,867,702	Hindusthan Gases & Inds. Limited, Joint President, (14)
Krishnamoorthy S	54	B.Sc. (Textile Chem.)	President	30.08.99	29	7,008,292	Arvind Mills Limited - Vice President (Sales & Mktg.), (4)
Kulkarni S V	55	B.E. (Text.)	Sr. Executive President	17.05.04	33	4,533,585	Raymond Limited - Director (Works), (3)
Kulwal Sunil	46	FCA, ACS	Executive President	10.07.84	23	4,295,435	None
Kumar S	59	B.E.	Jt. Executive President	11.08.95	36	3,329,277	J.K. Udaipur Udyog Limited, Vice President (Tech.), (0.5)
Maheshwari S K	59	M.Sc., MBA (Leeds), GPRI (London), ANCRT (London)	Group Executive President & Chief Mfg. Officer	01.12.99	36	10,701,576	Usha Beltron Limited, Advisor, (4)
Malu Ashok	49	B.Com., LLB, FCS	Company Secretary & Sr. Vice President	28.04.01	29	4,119,027	Aditya Birla Nuvo Limited, Company Secretary & Vice President, (13)
Maru S S	60	M.E.(Chem), MAIChE., FIE	Sr. Executive President	01.11.71	35	6,888,593	None
Mathur Sanjay	48	B.A. (Hons.), MBA	Sr. Vice President	09.09.96	25	3,261,308	Shree Digvijay Cement Limited, Sr. Manager, (2)
Mehta D M	53	B.Tech. (Mech.)	Jt. Executive President (Technical)	01.04.99	32	4,061,314	Aditya Birla Nuvo Limited, Sr. Vice President (Tech.), (18)
Mehta Rajeev	43	B.Com., FCA	Sr. Vice President	01.04.99	20	3,296,107	Aditya Birla Nuvo Limited, General Manager, (3)
Parasrampuria M K	53	FCA	Jt. Executive President	23.08.82	27	3,812,316	Kores India Limited, Jr. Accounts Officer, (1)
Patil Suresh V	44	B. Tech., MBA	Vice President	01.04.99	20	2,994,575	Aditya Birla Nuvo Limited, Dy. General Manager, (11)
Puranmalka O P	55	B.Com., FCA	Group Executive President & Chief Mktg. Officer	01.04.99	31	13,359,702	Aditya Birla Nuvo Limited, Sr. President, (5)
Rao Mohan	57	M.A., Ph.D (Psychology)	Jt. Executive President	05.08.92	35	3,348,474	J.K. Industries, Chief Manager, (11)
Rathi D D *	60	B.Com., FCA	Whole time Director & CFO	01.07.99	39	17,380,537	Aditya Birla Nuvo Limited, Sr. President, (8)
Ray P K	51	B.E., MBA	Sr. Vice President	21.03.97	27	3,537,632	Modi Cement Limited, Vice President, (6)
Saboo S K	64	B.Com (J)	Advisor, Chairman's Office	01.10.66	45	9,485,109	Century Spg. & Mfg. Co. Limited, Salesman, (5)
Sand V M	74	B.A.	Chief Resident Executive, Mumbai	01.04.76	53	3,527,589	Udyog Services Limited, Secretary & Chief Executive, (22)
Shah O P	56	B.E. (Mining Engg.)	Vice President	16.12.95	32	2,543,989	Jaypee Rewa, Dy. General Manager, (8)
Shukla D K	51	B.Sc. (Engg.)	Jt. Executive President (Technical)	01.06.90	31	2,771,174	Indo Gulf Fertilizers Limited, Sr. Area Engineer, (6)
Sitani S K	47	B.Com, FCA	Sr. Vice President	02.08.86	23	2,917,190	Kanti Beverages Pvt. Limited, Manager (Projects), (1)
Soni R R	48	FCA	Sr. Vice President (F&C)	29.11.98	24	3,356,560	Aditya Birla Nuvo Limited, Vice President (Comml.), (4)
Tulsian G K	70	B.Sc., FCA, MBIM (London)	Executive President	16.06.83	43	8,313,528	Thai Rayon Co. Limited, Vice President (Comml.), (3)
Varghese Thomas	46	B. Tech. (IIT, Delhi)	Sr. Executive President	03.03.99	26	6,956,279	Indorama Synthetics Limited, Vice President (Mktg.), (3)
Venugopal B.	56	B.Sc., MBA, PGDFM, PGDMM	Sr. Vice President	01.04.99	35	2,473,679	Aditya Birla Nuvo Limited, Vice President (Mktg.), (1)

(B) EMPLOYED FOR PART OF THE FINANCIAL YEAR UNDER REVIEW AND WERE IN RECEIPT OF REMUNERATION FOR THE FINANCIAL YEAR IN THE AGGREGATE OF NOT LESS THAN RS.2,00,000/- PER MONTH

Name	Age	Qualification	Designation	Date of Commencement of Employment	Experience (Years)	Remuneration (Rs.)	Particulars of Last Employment, Employer, Last Post, No. of years
Agarwal C B	46	CA	Asst. Vice President (Mktg.)	06.12.86	23	2,260,372	Saraswati Tyre & Tube Industries Private Limited, Accountant, (3)
Bhanuvalli S B	58	V Standard	Khalasi	01.12.73	32	255,778	None
Bharara Deepak	49	B.Com., LLB, PGDPM, DLL	Chief People Officer	26.12.05	28	2,404,123	Bharti Teletech Limited, General Manager (HR), (2)
Bondade Shankar	58	PUC	Officer (Time Office)	13.08.76	29	377,327	None
Channabasappa G	58	B.E. (Mech.)	Dy. General Manager (PP)	01.03.72	34	1,871,157	None
Chatterjee N C	61	B.E. (Mech.)	Vice President (Technical)	01.04.98	28	1,710,574	Oswal Engg. & Project, General Manager, (4.5)
Dhariwal D R	56	B.E., M.Tech (IIT)	President	01.06.06	31	4,009,985	Aditya Birla Insulators Limited, CEO & MD, (3.3)
Doongar D S	58	V Standard	Khalasi	01.12.73	32	248,097	None
Govindappa N	50	I Standard	Workman	03.10.78	27	533,000	None
Gowda Mallikarjuna M	48	II Standard	Workman	11.11.77	28	288,538	None
Goyal Surendra	40	B.Com., FCA	Sr. Vice President	01.04.99	19	1,390,844	Aditya Birla Nuvo Limited, General Manager, (3)
Halageri S N	58	X Standard	Cleaner	01.09.81	25	206,322	None
Hebbale V S	58	B.Sc.	Officer (Lab)	21.05.74	32	490,219	None
Jain S K	56	B.Com., FCA	Sr. President	01.09.04	31	2,390,972	Aditya Birla Management Corp. Limited, Sr. President, (0.7)
Jajoo S N	47	FCA, PGDBIM, AMIMA, ICWA (Inter)	Executive President	01.08.06	24	3,594,692	Aditya Birla Nuvo Limited, Executive President, (2)
Jain Sunil	41	M.Com., ICWA, ACS	Vice President	04.12.06	17	1,146,501	Videocon Industries Limited, General Manager, (12)
Janarthan M C	60	B. Tech (Chem)	General Manager (Production)	18.07.72	34	2,249,025	None
Jayanna G	58	B.Sc., B.Ed.	Dy. Manager (Chem Lab)	28.07.78	27	489,356	None
Jhanwar K C	49	CA, CS (Inter)	Sr. Executive President	01.02.07	26	868,969	Aditya Birla Nuvo Limited, Sr. Executive President, (3)
Khandi M K	58	SSLC	Officer (Sales & Chem)	15.06.73	33	526,167	None
Krishna Kumar K R	44	P.G.-IIT	Vice President	01.01.99	18	1,648,958	Aditya Birla Nuvo Limited, General Manager, (3)
Kudupali Hemappa H	43	II Standard	Workman	08.06.82	23	498,268	None
Loney P J	58	B.Sc., Engg.(Chem.)	Dy. General Manager (Prodn.)	01.12.73	32	1,926,426	None
Malaler Shivappa P	52	IV Standard	Workman	08.06.82	23	498,322	None
Mallarappa A	58	SSLC	Operator	01.03.74	32	298,155	None
Mandelia Kamalkant	53	B.Com.	Dy. General Manager (RM &AD)	01.08.75	30	1,397,281	None
Manjunath R	55	B.Com.	Officer (Admn.)	01.10.77	28	681,411	None
Mohammed Ali	53	SSLC	Workman	08.06.82	23	477,319	None
Murdeshwar U S	58	B.E. (Mech.)	Asst. General Manager (Q.S.)	02.04.93	13	1,254,102	None
Mutigi Subhash	58	D.M.E.	Dy. Manager (PP)	14.04.72	34	1,163,309	None
Nair A S S	58	SSLC	Asst. Manager (Materials)	26.04.71	35	617,588	None
Narayanappa G	55	X Standard	Process Workman	01.04.80	26	471,495	None
Nath Kamal	61	B.A., B.Sc (National Defence Academy)	Chief Pilot	01.08.06	35	3,878,500	Tata Iron & Steel Co. Limited, Sr. Executive Pilot, (1)
Patil B S	58	B.Sc.	Asst. Manager (Lab)	07.07.72	34	604,181	None
Patil C B	58	B.E.(Chem)	Manager (Recovery)	13.02.74	32	1,249,230	None
Pednekar P V	58	X Standard	Operator	29.02.72	34	325,559	None
Pillai Anil Kumar	46	B. Tech (Chem)	Jt. President	01.11.06	22	1,839,460	UltraTech Cement Limited, Jt. Executive President, (2)
Raghavalu T V	58	D.M.E.	Asst. Manager (PP)	24.01.77	29	600,665	None
Ranganathan S	58	B.Sc.	Manager (Pulp)	18.07.73	33	1,279,581	None
Rao Vikram D	56	B.E.(Chem), MBA	Group Executive President	05.07.99	32	11,153,288	Arvind Mills Limited, President, (4)
Rawat L N	60	B.Com.(Hons.), FCA	Sr. Executive President	01.08.01	37	12,655,489	Aditya Birla Nuvo Limited, President, (26)
Rayappa D	54	B.A.	Workman	01.07.77	29	535,280	None
Santhannavar N T	51	Uneducated	Workman	01.04.92	14	346,466	None
Sharma J N	58	B.Com.	Dy. Manager (Materials)	03.04.71	35	1,198,160	None
Singh Birendra	56	B.E. (Mech.)	Jt. Executive President (Technical)	01.09.98	32	2,282,855	Aditya Birla Nuvo Limited, Vice President (Works), (7)
Singh H N	59	B.E. (Mech.)	Executive President	01.09.03	40	6,641,023	Aditya Birla Nuvo Limited, Executive President, (3)
Somani R A	53	B.E. (Mech.)	Executive President	01.01.99	30	863,693	Aditya Birla Nuvo Limited, Sr. Vice President, (15)
Sundaresan M	58	B.Sc.	Manager (Accounts)	26.03.77	29	1,059,498	None
Suresh D	58	B.E. (Mech.)	Dy. Manager (Mech.)	19.08.74	32	991,235	None
Sutar D R	58	SSLC	Operator	21.02.72	34	251,065	None
Thippanna H	58	B.A.	Workman	19.10.78	27	255,761	None
Todi Ajay Kumar	41	B.Com (Hons.), FCA, Grad CWA, DBF, MBA	Sr. Vice President (Sales & Mktg.)	15.01.07	23	685,963	Kanoria Chemicals & Industries Limited, Chief Executive (Mktg., Comml. & IT), (23)
Varadarajan C	58	SSLC	Operator	15.04.74	32	309,943	None
Veeranna M	57	V Standard	Khalasi	01.10.83	23	313,113	None
Vijay H P	58	BE (Mech.)	Dy. General Manager (PP)	23.09.71	34	1,939,274	None
Yellappa	52	V Standard	Workman	03.10.78	27	544,233	None

Notes :

1. Remuneration includes salary, allowances, medical benefits, bonus, gratuity paid, Company's contribution to Provident and Superannuation Funds, rent paid, leave travel assistance and monetary value of perquisites as per Income Tax Rules.
2. Employment is non-contractual in all the above cases subject to one month / three months' notice from either side depending upon the office held by the employee, except in those cases marked '*'.
3. None of the above employees is a relative of any Director of the Company.

On behalf of the Board of Directors
Kumar Mangalam Birla
Chairman

Mumbai, 25th April, 2007

GRASIM INDUSTRIES LIMITED

BOARD OF DIRECTORS

Mr. Kumar Mangalam Birla - Chairman

Mrs. Rajashree Birla

Mr. M.L. Apte

Mr. B.V. Bhargava

Mr. R.C. Bhargava

Mr. S.B. Mathur

Mr. Cyril Shroff

Mr. S.G. Subrahmanyan

Mr. Shailendra K. Jain - Whole Time Director

Mr. D.D. Rathi - Whole Time Director & CFO

Company Secretary

Mr. Ashok Malu

Auditors

M/s G.P. Kapadia & Co., Mumbai

Solicitors

M/s Mulla & Mulla and Craigie, Blunt & Caroe

M/s Amarchand & Mangaldas & Suresh A. Shroff & Co.

EXECUTIVES

Fibre & Pulp Divisions	
Mr. Shailendra K. Jain	Business Director
Mr. S.K. Saboo	Advisor, Chairman's Office
Mr. S.S. Maru	Sr. Executive President, Staple Fibre Division, Nagda
Mr. Vijay Kaul	Chief Marketing Officer
Mr. Thomas Varghese	Sr. Executive President, Pulp & Grasilene Divisions, Harihar
Mr. S.V. Kulkarni	Sr. Executive President, Birla Cellulosic Division, Kharach
Cement Division	
Mr. Saurabh Misra	Business Head
Mr. O.P. Puranmalka	Group Executive President & Chief Marketing Officer
Mr. S.K. Maheshwari	Group Executive President & Chief Manufacturing Officer
Mr. R.M. Gupta	Sr. Executive President, Vikram Cement & Aditya Cement
Mr. D.R. Dhariwal	President, Birla White Cement
Mr. Anil Kumar Pillai	Jt. President & Unit Head, Rajashree Cement
Mr. S. Natarajan	Jt. Executive President & Unit Head - Grasim Cement (South)
Mr. M.M. Tiwari	Jt. Executive President & Unit Head - Grasim Cement (Rawan)
Vikram Ispat	
Mr. S.N. Jajoo	Executive President
Chemical Division	
Mr. K.C. Jhanwar	Sr. Executive President
Mr. G.K. Tulsian	Executive President
Textile Division	
Mr. S. Krishnamoorthy	President
Corporate Finance Division	
Mr. D.D. Rathi	Whole Time Director & CFO
Mr. Sanjeev Bafna	Dy. Chief Financial Officer

Contents

Registered Office: Birlagram, Nagda 456 331 (M.P.)

THE CHAIRMAN'S LETTER TO SHAREHOLDERS



Dear Fellow Shareholders,

India stands in the midst of an epochal transformation. Today, we are the fourth largest economy in the world in terms of purchasing power parity, the third largest in Asia, and the second largest among the emerging nations. Growing at a clip of over 9% annually, India is one of the few markets that has enormous potential for growth and earnings in practically all sectors. There is no let up from the Government on the reform process which has spurred the economy. These developments at the macro level will have a positive impact on your Company.

Your Company has posted a commendable performance. Its net consolidated turnover at Rs.14,095 crores, up by 38%, with a net profit of Rs.1,968 crores reflecting a sharp growth of 89%, is indeed praiseworthy.

To sustain and grow our leadership position in both the VSF and Cement sectors, which are your Company's core businesses, significant strategic steps have been taken.

In the Cellulosic Fibre business we as a Group have 21% of the global market share. And we have set our sights higher.

Over the years, we have been moving away from being a pure commodity player to a value-added player for the niche segments of the market. In addition to spun dyed fibres, we have significantly enhanced our Specialty Fibre portfolio covering all generations of man made Cellulosic fibres. Our intent is to be an equally significant producer of fibres for non-woven applications. So we have embarked on brownfield expansions in India, Thailand, Indonesia and China, and a Greenfield project at Egypt, which will notch up the Group's capacity from 566,000 TPA to 864,000 TPA. These facilities have been engineered for the production of specialty fibres for the higher end of the market and also for the production of fibres for the fast growing non-wovens segment.

In India a 63,875 TPA capacity expansion is coming up at your Company's plant in Kharach (Gujarat). Alongside, the process of obtaining regulatory approvals for a 31,000 TPA brownfield expansion at Harihar (Karnataka) is on.

Your Company's plans for bolstering the captive pulp availability are on track. A.V. Nackawic facility's (Canada) conversion from paper grade pulp to dissolving grade pulp should happen by the first quarter of FY 09.

Your Company, as you are aware, is the lowest cost producer of superior quality VSF. It is fully geared to capitalize on the increased demand for Viscose Staple Fibres. Today, there is a marked shift in consumer preference towards Cellulosic products, both in the domestic and export markets. This robust growth and given our years of experience, brightens the Company's outlook for the VSF business.

"Your Company, as you are aware, is the lowest cost producer of superior quality VSF. It is fully geared to capitalize on the increased demand for Viscose Staple Fibres. Today, there is a marked shift in consumer preference towards Cellulosic products, both in the domestic and export markets. This robust growth and given our years of experience, brightens the Company's outlook for the VSF business."

In the Chemical business, to improve efficiency levels, the residual caustic soda capacity based on mercury cell technology has now fully transited to the new energy efficient membrane cell technology. Going forward, your Company's emphasis would be on optimizing resource utilization and reducing costs through R&D, coupled with the development of ancillary and value-added products.

Your Company's Cement business continues to grow from strength to strength. To sustain its leadership and to garner a larger pie of the growing market demand, your Company is augmenting capacities by an additional 9.5 million TPA through greenfield and brownfield projects.

"Your Company's Cement business continues to grow from strength to strength. To sustain its leadership and to garner a larger pie of the growing market demand, your Company is augmenting capacities by an additional 9.5 million TPA through greenfield and brownfield projects."

Expansion plans at Shambhupura and Kotputli, both in Rajasthan, are progressing in line with expectations. The Shambhupura Plant is slated to be commissioned by the end of FY08. The Kotputli Plant is expected to go on stream by the first quarter of FY09.

Apart from setting up of Thermal Power Plants at these plants, the Grinding Unit at Dadri in Uttar Pradesh will also be up and running by FY08.

Additionally for UltraTech, your Company's subsidiary, we are putting up a 4 million TPA plant at Tadpatri in Andhra Pradesh. Together, these initiatives raise your Company's Cement capacity by 14 million TPA and exalt your Company to a 45 million TPA Cement major.

"For UltraTech, your Company's subsidiary, we are putting up a 4 million TPA plant at Tadpatri in Andhra Pradesh. Together, these initiatives raise your Company's Cement capacity by 14 million TPA and exalt your Company to a 45 million TPA Cement major."

The Cement sector is on a roll, as the housing and infrastructure sectors, coupled with the increasing industrial investment continue to grow. Therefore, the outlook for the Cement business is encouraging.

In sum, as in the past, VSF and Cement will continue to be the growth drivers for your Company. Collectively and on a consolidated basis, they contribute to 90% of your Company's top-line and bottom-line. Shoring up of our leadership position in the VSF and Cement sectors, cost optimizing, maximizing asset productivity and prudent financial management, which are your Company's hallmarks have a positive impact on your Company's ongoing success. We look upon the future with great optimism as we move forward.

For our success, much credit must go to our people. The quality of our people, their intellectual and emotional commitment has been and continues to be unwavering. I deeply acknowledge their contribution in perpetuating such a meritocratic organization.

The Aditya Birla Group: In Perspective

In line with our vision to be a premium global conglomerate with a clear focus at each business level, I am pleased to inform you that our geographic reach has far expanded. This year has indeed been a landmark year consequent to major acquisitions. Today, our Group is a US$ 24 billion corporation with a market cap in excess of US$ 23 billion, anchored by a committed 100,000 workforce belonging to 25 nationalities, representing 20 countries across 5 continents. We are all glued together by a common set of values – Integrity, Commitment, Passion, Seamlessness and Speed.

As a Group, we are a meritocracy with a sharp focus on people processes. We try and make space for new ideas and encourage a spirit of experimentation. Champions of good ideas have every chance to try them out.

Our people systems and our Group's HR strategy continue to evolve as our Group increasingly globalises. In this regard, we are continuously innovating to support our business vision with world-class HR processes and strategies. The Group-wide implementation of Project Poornata – the People soft based HR-ERP Programme, in its first year of implementation is already reckoned as an enabler of strategic people decisions. These on-line people processes enhance transparency and productivity.

Talent management and strengthening of the talent pool in building leadership across the Group continues to be a focus area. On the professional front, our people systems are aligned to foster excellence, empower and enrich people, recognize creativity, innovation and reward performance. People with a track record, people with a passion to perform are steered on to a growth trajectory. Our endeavours to identify, develop and push high potential talent, which was an initiative begun two years ago, will soon be institutionalised. It might interest you to learn that more than 4,000 of our high caliber management talent have been put through our Development Assessment Centres and their professional development plans charted out.

Our investments into employee development both through classroom teaching, e-learning, personal coaching by senior management and mentoring have been scaled up.

Given the intense war for talent, in addition to these HR systems, we have taken a slew of initiatives to strengthen our employer brand and to improve the quality of life of our employees. This, we hope, will help us keep the edge.

We have set up a taskforce to define the unique employment proposition that our Group can and does offer. Our intent is to ensure that these employee value propositions translate in the day-to-day experiences of our people and enhance their involvement with our Group.

To offer our people a share in the value created by the organisation, we announced the Employee Stock Option Plan which we expect to roll out in FY08. This would give them an increasing sense of ownership in our Group.

It is with a great sense of pride that I share with you the fact that our Group has been adjudged as the Best Employer in India in 2007 and amongst the top 20 Best Employers in Asia in the Hewitt-Economic Times and Wall Street Study of 2007. This is a singular achievement and a great honour, given that the Study encompassed 230 companies in India and over 700 companies in Asia. This honour is also a reflection of the pride, the affection and attachment that colleagues all over have for our Group.

While we cherish this acknowledgement, we realise that we have to work harder in the people area and bring in an even sharper focus on employees and their engagement.

"It is with a great sense of pride that I share with you the fact that our Group has been adjudged as the Best Employer in India in 2007 and amongst the top 20 Best Employers in Asia in the Hewitt-Economic Times and Wall Street Study of 2007. This is a singular achievement and a great honour, given that the Study encompassed 230 companies in India and over 700 companies in Asia. This honour is also a reflection of the pride, the affection and attachment that colleagues all over have for our Group."

Best regards,

Yours sincerely,

Kumar Mangalam Birla

25th April, 2007

FINANCIAL HIGHLIGHTS

Year →	Unit	2006-07	2005-06	2004-05	2003-04	2002-03	2001-02	2000-01	1999-00	1998-99	1997-98
Production											
Viscose Staple Fibre	Tonnes	246833	228981	247952	221005	224610	176462	218847	188002	164355	174281
Grey Cement	Mn. Tonnes	14.42	13.83	12.44	11.85	11.09	9.53	9.10	8.40	5.82	4.71
White Cement	Tonnes	364649	350174	315368	310578	310163	267915	251594	240492	131979	—
Sponge Iron	Tonnes	525183	505825	780341	687272	612879	559567	663998	709094	670231	667350
Turnover											
Viscose Staple Fibre	Tonnes	250725	242399	231533	229110	227900	181520	203854	192452	164130	171148
Grey Cement	Mn. Tonnes	@ 14.52	@ 13.99	12.63	11.96	11.16	9.68	9.16	8.42	5.88	4.70
White Cement	Tonnes	367167	347500	311454	314819	305223	266105	251291	240014	133660	—
Sponge Iron	Tonnes	571127	478291	772799	676921	612425	562334	673852	822996	565682	767255
Profit & Loss Account										Rs. in Crores	
Net Sales		8604	6653	6229	5213	4606	4372	4453	4273	3757	3500
Other Income		282	220	187	229	133	129	108	88	110	124
PBIDT		**2619**	**1597**	**1785**	**1504**	**1136**	**909**	**900**	**739**	**674**	**698**
Interest		112	103	139	154	169	190	239	256	292	256
Gross Profit (PBDT)		**2507**	**1494**	**1646**	**1350**	**967**	**719**	**661**	**482**	**381**	**443**
Depreciation		318	292	285	273	254	252	252	237	210	167
Profit before Tax & Exceptional Items		**2189**	**1202**	**1361**	**1077**	**713**	**467**	**409**	**245**	**172**	**276**
Current Tax		692	370	451	291	192	57	50	12	8	45
Deferred Tax		-2	-27	-33	7	-15	52	—	—	—	—
Net Profit before Exceptional Items		**1499**	**859**	**943**	**779**	**536**	**359**	**359**	**233**	**164**	**231**
Exceptional Items		37	4	-57	—	-168	-56	18	—	—	—
Net Profit after Exceptional Items		**1536**	**863**	**886**	**779**	**368**	**303**	**378**	**233**	**164**	**231**
Equity Dividend (including CTD)		287	209	167	145	103	83	81	72	63	54
Balance Sheet										Rs. in Crores	
Gross Fixed Assets (incl. CWIP)*		7974	6416	6052	5802	5594	5371	5311	5206	4937	3717
Net Fixed Assets*		4593	3307	3204	3213	3264	3263	3303	3401	3354	2633
Investments		4275	3482	2982	2541	1796	1416	682	683	680	717
Net Current Assets		892	753	745	549	613	733	991	967	1002	1092
		9760	**7542**	**6931**	**6303**	**5673**	**5412**	**4976**	**5052**	**5037**	**4442**
Share Capital		92	92	92	92	92	92	92	92	92	72
Reserves & Surplus*		6134	4886	4232	3514	2879	2615	2395	2685	2524	2243
Net Worth		6226	4978	4324	3606	2971	2707	2486	2777	2616	2316
Deferred Tax Balance		583	584	599	632	626	641	589	—	—	—
Loan Funds		2951	1980	2008	2065	2076	2065	1900	2275	2421	2127
		9760	**7542**	**6931**	**6303**	**5673**	**5412**	**4976**	**5052**	**5037**	**4442**
*Excluding Revaluation Reserve		4	4	5	5	6	7	18	20	22	25
Ratios & Statistics											
PBIDT Margin	(%)	30.4	24.0	28.7	28.9	24.7	20.8	20.2	17.3	17.9	20.0
Interest Cover (PBIDT-Tax/Interest)	(x)	17.23	11.87	9.61	7.88	5.60	4.48	3.56	2.84	2.28	2.56
Debt Equity Ratio	(x)	0.47	0.40	0.46	0.57	0.70	0.76	0.76	0.82	0.93	0.92
Dividend per Share	Rs./ Share	27.50	20.00	16.00	14.00	10.00	9.00	8.00	7.00	6.75	6.75
Earning per Share	Rs./ Share	168	94	97	85	40	33	41	25	18	32
Cash Earning per Share	Rs./ Share	198	123	130	116	85	72	67	51	41	55
Book Value per Share	Rs./ Share	679	543	472	393	324	295	271	303	285	320
No. of Equity Shareholders	No.	168671	164847	174831	191770	242359	263549	279207	298232	199083	206851
No. of Employees	No.	15022	15156	15363	15971	16648	16912	21473	23345	24407	23157

Prior to FY01 Deferred Tax provisioning was not required, consequently reserves include Deffered Tax
@ Excludes traded volumes

FINANCIAL HIGHLIGHTS - CONSOLIDATED

Year ⟶	Unit	2006-07	2005-06	2004-05	2003-04	2002-03
Production						
Viscose Staple Fibre	Tonnes	246833	228981	247952	221005	224610
Grey Cement	Mn. Tonnes	29.98	28.43	26.13	12.60	11.91
White Cement	Tonnes	364649	350174	315368	310578	310163
Sponge Iron	Tonnes	525183	505825	780341	687272	612879
Turnover						
Viscose Staple Fibre	Tonnes	250725	242399	231533	229110	227900
Grey Cement	Mn. Tonnes	30.07	28.60	26.31	12.71	11.98
Clinker	Mn. Tonnes	2.50	1.46	2.93	0.15	0.21
White Cement	Tonnes	367167	347500	311454	314819	305223
Sponge Iron	Tonnes	571127	478291	772799	676921	612425
Profit & Loss Account						Rs. in Crores
Net Sales		14095	10224	9292	5490	4890
Other Income		318	268	245	247	139
PBIDT		**4290**	**2337**	**2272**	**1540**	**1149**
Interest		229	219	284	195	213
Gross Profit (PBDT)		**4061**	**2118**	**1988**	**1345**	**936**
Depreciation		610	563	556	306	285
Profit before Tax & Exceptional Items		**3451**	**1555**	**1432**	**1039**	**651**
Current Tax		1097	434	483	291	192
Deferred Tax		-5	-32	-41	11	-29
Net Profit before Exceptional Items		**2359**	**1153**	**990**	**737**	**488**
Exceptional Items		-	4	-129	1	-169
Net Profit before Minority Interest		**2359**	**1157**	**861**	**738**	**319**
Minority Interest etc.		391	116	-19	-	-
Net Profit after Minority Interest		**1968**	**1041**	**880**	**738**	**319**
Balance Sheet						Rs. in Crores
Gross Fixed Assets (incl. CWIP)*		14481	11927	11312	6333	6061
Net Fixed Assets*		8468	6411	6294	3549	3596
Investments		2272	1352	769	2342	1609
Goodwill		1922	1773	1958	122	120
Deferred Tax Assets		-	4	3	32	35
Net Current Assets		858	652	674	366	439
		13520	10192	9698	6411	5799
Equity Share Capital		92	92	92	92	92
Other Share Capital		6	43	43	42	42
Reserves & Surplus*		6538	4698	3947	3224	2630
Net Worth		6636	4833	4082	3358	2764
Minority Interest		859	514	500	-	-
Deferred Tax Liability		1152	1162	1182	634	627
Loan Funds		4873	3683	3934	2419	2408
		13520	10192	9698	6411	5799
*Excluding Revaluation Reserve		4	4	5	5	6
Ratios & Statistics						
PBIDT Margin	(%)	30.4	22.9	24.5	28.1	23.5
Interest Cover (PBIDT-Tax/Interest)	(x)	13.96	8.71	6.29	6.39	4.49
ROACE (PBIT/Avg.CE)	(%)	34.6	18.4	21.7	20.6	15.7
RONW (PAT/Avg. NW)	(%)	34.3	23.4	23.7	24.1	11.9
Debt Equity Ratio	(x)	0.65	0.69	0.86	0.72	0.87
Earning per Share	Rs./ Share	215	114	96	81	35
Book Value per Share	Rs./ Share	724	527	445	366	301

MANAGEMENT DISCUSSION & ANALYSIS

OVERVIEW

The Indian economy has been cruising well with GDP growth at 9% plus for two consecutive years. Strong consumption growth together with buoyancy in exports as well as an upswing in the investment cycle has helped India register double-digit industrial growth in FY07. Riding on this momentum in the economy, your Company has posted excellent performance, with revenue and profits touching new high.

CONSOLIDATED FINANCIAL PEFORMANCE

Consolidated Net Turnover grew by 38% from Rs.10,224 Crores in FY06 to Rs.14,095 Crores in FY07. PBIDT crossed the US$ 1 billion mark for the first time ever, at Rs.4,290 Crores. Consolidated Profit after Tax rose by 89% from Rs.1,041 Crores to Rs.1,968 Crores.

Higher capacity utilisation, increased realisation and strengthening of operational efficiencies resulted in improved revenues and profits. The performance of individual business segments and their outlook for the future is outlined below.

BUSINESS PERFORMANCE REVIEW

Viscose Staple Fibre (VSF)

	Unit	FY07	FY06	% Change
Installed Capacity	TPA	270,100	257,325	5
Production	Tonnes	246,833	228,981	8
Sales Volume	Tonnes	250,725	242,399	3
Net Divisional Turnover	Rs. Crores	2,294.6	1,913.0	20
Average Realisation	Rs./Tonne	85,729	73,786	16
Operating Margins	%	31.0	25.9	—

Performance Review

VSF business has posted a good performance with all round improvement production, sales and in profitability. A strong demand for cellulosic fibres coupled with your Company's strategy of increased focus on specialty fibres and concentrating on emerging textile hubs has driven the performance. Notwithstanding the suspension in operations for 48 days on account of water shortage at Nagda Plant, capacity utilisation was higher at 93%, vis-à-vis 90% during the last year. Sales volumes at 250,725 tonnes grew by 3%. As prices ruled strong, the average realisations moved up 16% at Rs.85,729 per tonne from Rs.73,786 per tonne during the previous year. A change in the product mix with a higher share of specialty fibre boosted realisations. The increased realisations helped in offsetting the steep rise in input costs, particularly pulp. Operating margins rose from 25.9% to 31.0%.

Sector Outlook

The long-term outlook for the VSF business remains positive. On the demand front, global VSF consumption has been growing over the past five years, fuelled by an increasing preference for comfort fabrics due to the changing climatic pattern coupled with rising income levels. The demand for VSF in India is also projected to be strong on account of opportunities thrown up by the Quota abolition.

Business Outlook

Your Company enjoys a leadership position in this sector. To leverage on the growth opportunities, your Company is augmenting capacities at its various locations. At Kharach (Gujarat), the capacity is being ramped up by 63,875 TPA. It is expected to be completed by end FY08. The total investment on the expansion and modernisation at its various plants would be to the tune of Rs.752 Crores. The Company is also in the process of obtaining regulatory approvals for expanding its capacity at Harihar (Karnataka) by around 31,000 TPA. Upon completion of expansion plans, the Company's VSF capacity would stand enhanced at 365,000 TPA. Additionally, the capacity of its Chinese joint venture will be ramped up from 30,000 TPA to 60,000 TPA by Q2FY09.

The captive pulp availability is being strengthened by conversion of the AV Nackawic facility in Canada, from paper grade pulp to dissolving grade pulp by Q1FY09. The strengthening of backward linkage in pulp comes at an appropriate time as global pulp prices are hardening.

Your Company continues with its efforts of positioning specialty VSF like Spun Dyed Fibre, Modal, Viscose Plus, etc., at the premium end of the fibre market by leveraging its research facility and forming alliances with end-product manufacturers. Your Company, being the lowest cost producer of quality VSF, is fully geared to capitalise on the increased demand for the product.

Chemicals

	Unit	FY07	FY06	% Change
Caustic Soda				
- Installed Capacity	TPA	258,000	190,800	35
- Production	Tonnes	136,685	165,509	(17)
- Sales Volume	Tonnes	137,677	165,853	(17)
Net Divisional Turnover	Rs. Crores	313.0	383.2	(18)
ECU Realisation	Rs./Tonne	19,444	20,594	(6)
Operating Margins	%	25.7	32.6	—

Performance Review

The performance of the Chemical business was constrained due to the breakdown of one of the Captive Power Plants, which remained shut during the 2nd and 3rd quarters. Its operations were also affected due to the water shortage during the first quarter of the year. Both production and sales, as a result, were impacted. The abnormally low prices of chlorine and hydrochloric acid resulted in ECU realisations being lower by 6%. Along with lower volumes, this impacted the margins adversely. Normalcy in operations was restored only in Q4FY07.

To improve efficiencies, the remaining caustic soda plant based on mercury cell technology has been converted into the energy efficient membrane cell technology. Your Company increased its caustic soda capacity from 190,800 TPA to 258,000 TPA during the year.

Sector Outlook

The demand for caustic soda is expected to grow at a healthy rate, buoyed by the anticipated high growth in domestic Alumina production. However, as new capacity additions come in, prices are expected to remain subdued due to the supply pressures.

Business Outlook

Your Company will continue to focus on asset sweating and improving efficiencies. With the accrual of the full benefits of expanded capacity, the Chemical business is expected to do better in the next year.

Cement

	Unit	FY07	FY06	% Change
GREY CEMENT				
Installed Capacity	Mn. TPA	13.12	13.12	—
Production	Mn. Tonnes	14.42	13.83	4
Sales Volume*	Mn. Tonnes	14.52	13.99	4
Net Turnover*	Rs. Crores	4,513.0	3,134.3	44
Average Realisation*	Rs./Tonne	2,867	2,046	40
WHITE CEMENT				
Installed Capacity	TPA	475,000	475,000	—
Production	Tonnes	364,649	350,174	4
Sales Volume	Tonnes	367,167	347,500	6
Net Turnover	Rs. Crores	378.2	291.2	30
Average Realisation	Rs./Tonne	6,458	5,984	8
Net Divisional Turnover	Rs. Crores	4,891.2	3,425.5	43
Divisional Operating Margins	%	33.2	23.3	—

* *Excludes traded volumes*

Performance Review

The Cement business posted a good performance. Its capacity utilisation was at 110%, driven by healthy demand. Production grew by 4% from 13.83 million tonnes in FY06 to 14.42 million tonnes in FY07. Sales volumes too rose by 4% at 14.52 million tonnes.

Average realisations grew by 40% vis-a-vis the low level of last year. However, the gains from higher price levels were partially offset by the steep rise in fuel and freight costs. Road freight cost increased considerably with higher petroleum prices and restrictions on loading. Higher prices of imported coal and petcoke together with purchase of indigenous coal from the open market led to the rise in fuel cost. Operating margins expanded to 33.2% with higher realisations, increase blended cement production and better economies of scale.

Your Company has been aggressively marketing value-added products in its White Cement business. Revenues increased by 30% with higher contribution from value-added products and better realisations. Sales volumes were higher by 6% as against the industry growth of 4%.

The Ready Mix Concrete (RMC) business has been growing at a fast pace year after year. RMC sales volumes were higher by 23% at 14.2 lac cubic meters as compared to 11.6 lac cubic meters in the previous year.

Performance of Cement Subsidiaries

Your Company's subsidiaries, UltraTech Cement Limited and Shree Digvijay Cement Company Limited (SDCCL), together account for 58% of the total consolidated cement capacity of 31 million TPA.

UltraTech – Consolidated Financial Performance

Financial Results (Rs. in Crores)

	FY07	FY06	% Change
Net Turnover *	4,781.2	3,196.1	50
Operating Profit (PBIDT)	1,490.8	606.6	146
Interest	86.8	90.1	(4)
Depreciation	228.7	230.6	(1)
Profit before Tax	1,175.3	285.9	311
Total Tax Expenses (net)	388.7	59.3	556
Net Profit after Minority Share	784.9	225.1	249

**Exclude traded sales volumes*.

The performance of UltraTech was impressive as well. Effective capacity utilisation increased from 88% to 101%, with improvement across all units. Aggregate sales volumes grew by 14%. Cement sales were higher by 7% at 14.6* million tonnes. With export prices ruling firm in the Middle East, clinker exports doubled from 1.1 million tonnes to 2.2 million tonnes during the current year.

Domestic cement realisations at Rs.2,934 per tonne increased by 39% from the depressed level in the last year. Export realisations of cement at Rs.2,871 per tonne grew by 16%. Despite rising freight charges and cost of imported coal, operating margins rose from 19.0% to 31.2% supported by improved capacity utilisations, higher volumes, better realisations and higher share of blended cement.

Profit after Tax grew from Rs.225.1 Crores in FY06 to Rs.784.9 Crores in FY07.

SDCCL – Financial Performance

Financial Results (Rs. in Crores)

	FY07	FY06	% Change
Net Turnover	255.3	214.4	19
Operating Profit (PBIDT)	61.0	44.4	37
Interest	1.2	3.2	(63)
Depreciation	6.3	7.4	(16)
FBT	0.2	0.2	—
Profit before Exceptional Items	53.3	33.6	59
Exceptional Items (Net)	0.7	15.2	—
Net Profit	54.0	48.8	11

SDCCL has registered a steady performance. Despite operations being impaired on account of break down in the first quarter and heavy rains in the second quarter, revenues increased by 19% on the back of higher realisations. The combined cement and clinker volumes were lower by 11% at 0.93 million tonnes due to the disruption in operations. Profit before exceptional items at Rs.53.3 Crores was higher by 59%, vis-à-vis Rs.33.6 Crores recorded in the previous year.

During the first half, SDCCL completed a Rights issue of 18 shares for every 1 share, at par, amounting to Rs.134.2 Crores. Your Company has invested Rs.72.1 Crores in the Rights issue.

Outlook for Grey Cement Business

The Cement industry has demonstrated a healthy growth of 8.6% in the last five years. With the Indian economy continuing its growth path, cement consumption is expected to grow at 9-10%. The increase in industrial investment and expectations of higher spending on infrastructure portend well for the sector. The robust demand from residential and commercial construction will continue to be the major growth drivers.

Capacity additions have been lower than the consumption growth in the last two years. Consequently, the cement industry increased the capacity utilisation levels to cater to the higher demand. Utilisations are expected to remain at higher level during FY08.

Enthused by the industry performance during the last 15 months, additional capacities of around 90 million tonnes have been announced by different manufacturers. These capacities, as per such announcements, are expected to be commissioned over three year period, creating an imbalance in demand and supply resulting in impact on realization. However, impact be partially mitigated by increased volumes and improved cost efficiencies.

Capex Plan

Your Company's expansion plans at Shambhupura and Kotputli in Rajasthan are progressing as scheduled. The plants are likely to be commissioned by Q4FY08 and Q1FY09 respectively. Both the plants will also have captive thermal power plants. Your Company has envisaged a total capital outlay of Rs.3,458 Crores on capacity expansion, modernisation, de-bottlenecking, setting up of grinding unit at Dadri, RMCs and captive power plants.

The capex plan of UltraTech, which includes setting up of a 4 Mn. TPA project at Tadpatri (Andhra Pradesh) and captive power plants at different locations, is also on track. The Tadpatri project is expected to be commissioned by Q4FY08. UltraTech plans to invest over Rs.2,530 Crores on capacity expansion, thermal power plants, modernisation, RMCs etc.

Upon completion of these expansions, your Company's cement capacity, including that of its subsidiaries, will go up by 14 million tonnes to 45 million tonnes.

Your Company is focussing on timely commissioning of projects and reducing costs through increase in share of captive power, optimising logistics and higher blended cement production.

Sponge Iron

	Unit	FY07	FY06	% Change
Installed Capacity	TPA	900,000	900,000	—
Production	Tonnes	525,183	505,825	4
Sales Volume	Tonnes	571,127	478,291	19
Net Divisional Turnover	Rs. Crores	749.6	632.5	19
Average Realisation	Rs./Tonne	12,629	12,323	2
Operating Margins	%	11.4%	11.7%	—

Performance Review

The Sponge Iron business remained under pressure, largely due to the inadequate availability of natural gas and a sharp increase in the cost of iron ore and natural gas. Average realisations remained flat owing to pressure from coal based sponge iron segment. Sales volumes were up by 19% aided by higher demand.

Sector Outlook

The sponge iron industry will continue to grow in the near future, given the promising steel sector outlook. Prices are expected to remain firm with reduced scrap supply from CIS and higher demand from emerging markets. However, coal based sponge iron segment will continue to be a threat.

Business Outlook

The profitability of sponge iron business would continue to be under pressure due to poor gas availability. The prospects for the business may improve with adequate gas availability by end CY 2007 as the Dahej-Dabhol pipeline and the spur pipeline connecting the same to the existing GAIL pipeline are expected to be commissioned by then. However, pricing of gas is still uncertain and remain a concern. Your Company's thrust would continue to be on optimum utilisation of plant capacity and enhancing volumes.

Textiles

	Unit	FY07	FY06	% Change
Sales Volume				
- Fabrics	Lac Metres	165	134	23
- Synthetic Yarn*	MT	4,729	6,418	(26)
Average Realisation				
- Fabrics	Rs./Metre	112	105	7
- Synthetic Yarn	Rs./Kg.	134	122	10
Net Divisional Turnover	Rs. Crores	254.8	236.7	8
Operating Margins	%	1.8	1.4	—

* *excluding captive consumption*

Performance Review

The Textile business registered a volume growth of 23% with improvement in both domestic as well as export segment due to the increased focus on supplies to Indian and global brands. Operating margins remained subdued owing to increase in input cost and additional advertisement expenses on brand building.

Business Outlook

Modernisation of your Company's weaving section has been completed. To reduce power cost, a thermal power plant of 8 MW is under construction at an outlay of Rs.40 Crores. These measures will help in improving profitability.

FINANCIAL REVIEW AND ANALYSIS

(Rs. in Crores)

	Consolidated			Standalone		
	FY07	FY06	% Change	FY07	FY06	% Change
Net Turnover	14,095.2	10,224.0	38	8,603.6	6,652.6	29
Other Income	317.7	267.9	19	281.8	219.9	28
Total Expenditure	10,122.8	8,155.3	24	6,266.4	5,275.6	19
Operating Profit (PBIDT)	4,290.1	2,336.6	84	2,619.0	1,596.9	64
Interest	228.6	218.3	5	111.8	103.4	8
Depreciation	610.0	563.1	8	317.9	291.6	9
Exceptional Items	—	4.1	—	37.1	4.1	—
Profit before Tax	3,451.5	1,559.3	121	2,226.4	1,206.0	85
Total Tax Expenses	1,092.1	402.7	171	690.6	342.8	101
Net Profit after Total Tax	2,359.4	1,156.6	104	1,535.8	863.2	78
Minority Share etc.	391.9	116.0	238	—	—	—
Net Profit	1,967.5	1,040.6	89	1,535.8	863.2	78

Consolidated Results

The Consolidated results of your Company incorporates inter alia, the results of its subsidiaries UltraTech Cement Ltd., UltraTech Ceylinco Pvt. Ltd., Shree Digvijay Cement Co. Ltd. and its share in the joint ventures. Consolidated turnover increased by 38% from Rs.10,224.0 Crores to Rs.14,095.2 Crores. Operating profit increased by 84% from Rs.2,336.6 Crores to Rs.4,290.1 Crores. Net profits was up by 89% from Rs.1,040.6 Crores to Rs.1,967.5 Crores.

Standalone Results

Net Turnover

Net turnover increased by 29% from Rs.6,652.6 Crores in FY06 to Rs.8,603.6 Crores in FY07, as explained under the Segmental Review and Analysis.

Other Income

Other income at Rs.281.8 Crores grew by 28% in FY07, primarily due to higher treasury and dividend income.

Operating Profit (PBIDT)

PBIDT at Rs.2,619.0 Crores in FY07 was up by 64% from Rs.1,596.9 Crores in FY06, as elaborated upon under Segmental Review and Analysis.

Interest

Interest cost increased by 8% in FY07 to Rs.111.8 Crores, largely due to additional borrowings.

Depreciation

Depreciation charges were Rs.317.9 Crores during the year as against Rs.291.6 Crores in FY06, an increase of 9% following a net addition of Rs.656.9 Crores to the Gross Block.

Exceptional Items

Your Company has written back the provisions of Rs. 37.10 Crores made in FY 05 towards diminution in the value of loans to Shree Digvijay Cement Co. Ltd., as the loans have been realized during the year.

Total Tax Expenses

The provision for current tax was Rs.692.4 Crores as against Rs.369.8 Crores in FY06, a rise of 87%. The deferred tax credit reduced from Rs.27.0 Crores in FY06 to Rs.1.8 Crores in FY07. The total tax was higher by 101% in the current year due to higher earnings and lower component of tax-free income in percentage terms.

Net Profit

Net profit after total taxes and exceptional items rose by 78%, from Rs.863.2 Crores in FY06 to Rs.1,535.8 Crores in FY07.

CASH FLOW ANALYSIS

(Rs. in Crores)

	FY07
Sources of Cash	
Cash from Operations (Net of taxes)	1,816.0
Increase in Debts	947.6
Non-operating Cash Flow	114.0
Decrease in Cash and Cash equivalent	39.2
	2,916.8
Uses of Cash	
Net Increase in Investments	647.1
Net Capital Expenditure	1,598.2
Increase in Working Capital	83.3
Interest	109.4
Dividend	478.8
	2,916.8

Sources of Cash

Cash from Operations

Cash from operations was Rs.1,816.0 Crores in FY07 as compared to Rs. 1,077.1 Crores in FY 06.

Increase in Debts

Foreign currency loans of Rs.1,000.8 Crores were raised to fund capex, while debentures of Rs.229.2 Crores were repaid. The net increase in debts inclusive of short term borrowings was Rs.947.6 Crores.

Non-Operating Cash Flow

Non-operating cash flow increased on account of higher dividend income.

Uses of Cash

Net Increase in Investments

During the year, an amount of Rs.146.7 Crores was invested in the equity of subsidiaries and joint ventures. Other surplus funds were mainly invested in debt schemes of Mutual Funds.

Net Capital Expenditure

Capital expenditure was mainly on expansion of capacity and setting up of thermal power plants in cement business, de-bottlenecking and brownfield capacities in the fibre business, conversion of mercury cell plant to membrane cell based plant in the chemical division, technology upgradation and normal modernisation in all the businesses.

Increase in Working Capital

The year saw an increase in trade receivables as net turnover increased by 29%. As a result, working capital increased by Rs.83.3 Crores.

Dividend

Your Company had paid Rs.209.1 Crores as dividend including the corporate tax on dividend of Rs.25.7 Crores for FY06. For the year under review, your Company paid an interim dividend of Rs.287.5 Crores including the corporate tax on dividend of Rs.35.4 Crores. This accounts for 18.7% of net profit after taxes. The interim dividend of Rs.27.50 per share is higher by 37.5% over the FY06 final dividend. The interim dividend paid by your Company is the final Dividend for the year FY07.

RISKS AND CONCERNS

The risk management framework at your Company ensures risk management processes across all businesses and functions of your Company and has in place procedures to inform the Board members about risk assessment and minimisation procedures. These procedures are periodically reviewed by Audit Committee to ensure that the Executive Management controls risks through properly defined framework.

The components of risk management are defined by the Company's business model and strategies, organisational structure, risk appetite and dedicated resources. The Board is responsible for providing oversight and reviewing the risks, while the Audit Committee has been entrusted with the responsibility for risk management process and reviewing the implementation and effectiveness of mitigation plans for the risks identified. The Committee is in turn assisted by business and functional heads who have the primary responsibility for risk identification, mitigation and monitoring. This framework will continue to evolve and mature.

Some of the key risks affecting your Company are illustrated below:

Economic Risk

Due to the opening of world trade and diminishing tariffs, your Company is faced with the threat of pressure on margins on products. To counter these, your Company stepped up its focus on value added products by upgrading and expanding manufacturing capacities and increasing R&D. In addition, structural cost optimisation and cost control measures have been initiated.

Competitor Risk

The market is highly competitive with the elimination of fiscal barriers and inroads of large conglomerates into the country with inorganic growth strategies. Your Company continues to focus on increasing its market share and taking marketing initiatives that help customers in making informed decisions.

Project Execution Risk

Your Company is in the process of setting up cement capacities of more than 9 million tonnes and captive thermal power plants of 178 MW. In the fibre business, plans to increase the capacity by 63,875 TPA are under implementation. The project execution is largely dependent upon land purchase, project management skills and timely delivery by the equipment suppliers. Any delay in project implementation will impact revenue and profit for that period. Your Company is continuously reviewing the project execution to ensure that the implementation schedules are adhered to.

Human Resource Risk

Your Company's ability to deliver value also depends on its ability to attract, train, motivate, empower and retain the best professional talents. These abilities have to be developed across Company's rapidly expanding operations. There is significant competition from emerging service sectors, which poses inherent risks associated with the ability to hire and retain skilled and experienced professionals. Your Company continuously benchmarks HR policies and practices with the best in the industry and carries out necessary improvements to attract and retain best talent and build intellectual capital.

Foreign Exchange Risk

Your Company's policy is to hedge its long-term foreign exchange risk as well as short-term exposures within the defined parameters. Long-term foreign exchange liability is fully hedged. As imports (including capital goods import) exceeded exports, your Company has suitably hedged the differential short-term exposure from time to time to appropriately manage the currency risk.

Interest Rate Risk

Your Company is exposed to interest rate fluctuations on its borrowings. It uses a judicious mix of fixed and floating rate debts within the stipulated parameters. Your Company continuously monitors its interest rate exposures and whenever required, uses hedging tools to minimise interest rate risk.

Commodity Price Risk

Your Company is exposed to the risk of price fluctuation on raw materials as well as finished goods in its products. However, considering the adequate inventory levels and the normal correlation in the price of raw materials and finished goods, the risk is reduced. Your Company's strategy of backward integration, like pulp and caustic soda for VSF, helps in minimising the effect of increase in prices of raw materials. Use of alternate fuels like petcoke and setting up of captive power plants aids in controlling the impact of rise in energy cost, which is a major cost element.

Forward integration in value added products for eg., specialty fibre in VSF, ready mix concrete in cement enables to reduce the price fluctuation in the finished goods.

INTERNAL CONTROL SYSTEM

Your Company has appropriate internal control systems for business processes, with regards to efficiency of operations, financial reporting, compliance with applicable laws and regulations, etc. Clearly defined roles and responsibilities down the line for all managerial positions have been institutionalised. All operating parameters are monitored and controlled. Regular internal audits and checks ensure that responsibilities are executed effectively. The Audit Committee of the Board of Directors reviews the adequacy and effectiveness of internal control systems and suggests improvement for strengthening them, from time to time.

CONCLUSION

To sum up, your Company has posted a strong performance on the back of improvement in the business environment and sweating of assets. VSF and Cement businesses will continue to be the growth enablers. Your Company is making large investments in these businesses to pursue aggressive growth strategy and consolidating its leadership position. The prospects for your Company continue to be positive.

CAUTIONARY STATEMENT

Statement in this "Management Discussion and Analysis" describing the Company's objectives, projections, estimates, expectations or predictions may be "forward looking statements" within the meaning of applicable securities laws and regulations. Actual results could differ materially from those expressed or implied. Important factors that could make a difference to the Company's operations include global and Indian demand supply conditions, finished goods prices, feedstock availability and prices, cyclical demand and pricing in the Company's principal markets, changes in Government regulations, tax regimes, economic developments within India and the countries within which the Company conducts businesses and other factors such as litigation and labour negotiations. The Company assumes no responsibility to publicly amend, modify or revise any forward looking statements, on the basis of any subsequent development, information or events or otherwise.

REPORT ON CORPORATE GOVERNANCE

Governance Philosophy

The Aditya Birla Group is committed to the adoption of best governance practices and its adherence in the true spirit, at all times. Our governance practices stem from an inherent desire to improve and innovate and reflects the culture of trusteeship that is deeply ingrained in our value system and form part of the strategic thought process. Our governance philosophy rests on five basic tenets viz., Board accountability to the Company and shareholders, strategic guidance and effective monitoring by the Board, protection of minority interests and rights, equitable treatment of all shareholders as well as superior transparency and timely disclosure.

In line with this philosophy, Grasim Industries Limited, a flagship of the Aditya Birla Group, continuously strives for excellence through adoption of best governance and disclosure practices. Your Company is fully compliant with all the provisions of Clause 49 of the Listing Agreement of the Stock Exchanges. The details of compliance are as follows:

Compliance with Corporate Governance Guidelines

I. BOARD OF DIRECTORS

(A) Composition of Board

Your Company's Board presently comprises of 10 Directors, 6 of whom are Independent Directors, 2 are Non-Executive Directors and 2 are Whole Time Directors with considerable experience in their respective fields.

Name of Director	*Executive/ Non-Executive/ Independent #*
Mr. Kumar Mangalam Birla	Non-Executive
Mrs. Rajashree Birla	Non-Executive
Mr. M.L. Apte	Independent
Mr. B.V. Bhargava	Independent
Mr. R.C. Bhargava	Independent
Mr. Y.P. Gupta*	Independent
Mr. S.B. Mathur	Independent (LIC Nominee)
Mr. Cyril Shroff	Independent
Mr. S.G. Subrahmanyan	Independent
Mr. Shailendra K. Jain	Whole Time Director
Mr. D.D. Rathi	Whole Time Director & CFO

**Resigned w.e.f. 12th April, 2007*

#Independent Director means a director defined as such under Clause 49 of the Listing Agreement.

Note: *No Director is related to any other Director on the Board, except for Mr. Kumar Mangalam Birla and Mrs. Rajashree Birla, who are Son & Mother respectively.*

(B) Non-Executive Directors' Compensation and Disclosures

All fees / compensation paid to the Non-Executive Directors and Independent Directors are approved by Board of Directors and have shareholders' approval. Details of sitting fees/ compensation paid to them are given at respective places in this report.

(C) Other Provisions as to Board and Committees

Your Company's Board of Directors play primary role in ensuring good governance and functioning of the Company. The Board's role, functions, responsibility and accountability are clearly defined. All relevant information (as mandated by the regulations) is placed before the Board. The Board reviews compliance reports of all laws applicable to the Company, as well as steps taken by the Company to rectify instances of non-compliances, if any. The Members of the Board have complete freedom to express their opinion and decisions are taken after detailed discussions.

During the year under review, the Board met 7 times. The details of Board Meetings held during FY 2006-07 are as under:

Sr.No.	Date of Board Meeting	City	No. of Directors Present
1.	27.04.2006	Mumbai	10
2.	29.07.2006	Mumbai	6
3.	25.08.2006	Nagda	6
4.	18.10.2006	Mumbai	10
5.	07.12.2006	Mumbai	8
6.	23.01.2007	Mumbai	8
7.	12.03.2007	Mumbai	8

The details of the Directors with regard to the outside directorships and Committee positions as well as attendance at Board Meetings / Annual General Meeting (AGM) are as follows:

Name of Director	No. of Outside Directorships Held[1]		Outside Committee Positions Held[2]		No. of Board Meetings		Attended Last AGM@
	Public	Private	Member	Chairman	Held	Attended	
Mr. Kumar Mangalam Birla	11	11	—	—	7	5	No
Mrs. Rajashree Birla	6	12	—	—	7	5	No
Mr. M.L. Apte	9	2	5	—	7	6	No
Mr. B.V. Bhargava	10	—	6	2	7	7	Yes
Mr. R.C. Bhargava	10	3	6	3	7	7	Yes
Mr. S.B. Mathur	13	3	3	1	7	7	Yes
Mr. Cyril Shroff	2	1	—	—	7	2	No
Mr. S.G. Subrahmanyan	2	—	1	—	7	6	Yes
Mr. Shailendra K. Jain	3	—	—	—	7	4	Yes
Mr. D.D. Rathi	6	1	1	—	7	7	Yes

@AGM *held on 25th August, 2006 at the Registered Office of the Company at Nagda, Madhya Pradesh.*

Notes:

1. *Excluding Directorship in foreign companies and companies under Section 25 of the Companies Act, 1956.*
2. *Only two Committees of the Board viz. the Audit Committee and the Shareholders' / Investors Grievance Committee are considered.*

(D) Code of Conduct

The Board of Directors play an important role in ensuring good governance and have laid down the Code of Conduct ("the Code") applicable to all Board Members and Senior Management of the Company. The Code is also posted on the website of Company.

Declaration

As provided under Clause 49 of the Listing Agreement with the Stock Exchanges, we confirm that the Board Members and Senior Management of the Company have confirmed compliance with the Code for the year ended 31st March, 2007.

For Grasim Industries Limited

D.D. Rathi	Shailendra K. Jain
Whole Time Director	Whole Time Director

II. AUDIT COMMITTEE

(A) Composition of Audit Committee

Your Company has an Audit Committee at the Board level, with the powers and the role that are in accordance with the Clause 49 II (C) and (D) of the Listing Agreement, which acts as a link between the management, the statutory and internal auditors and the Board of Directors and oversees the financial reporting process.

The composition of the Audit Committee is as follows:

1. Mr. B.V. Bhargava, Chairman
2. Mr. R.C. Bhargava, Member
3. Mr. M.L. Apte, Member

All the members of the Audit Committee are Independent Directors.

Mr. D.D. Rathi, Whole Time Director & CFO is a permanent invitee to the Audit Committee Meetings. The statutory as well as internal auditors of the Company are also invited to the Audit Committee Meetings.

Mr. Ashok Malu, Company Secretary, acts as the Secretary of the Audit Committee.

The Chairman of the Audit Committee was present at the Annual General Meeting of the Company held on 25th August, 2006.

(B) Meetings of Audit Committee

During the year under review, the Audit Committee met 9 times to deliberate on various matters and the details of the composition, attendance by the Committee members and sitting fees paid to them are as follows:

Name of Audit Committee member	No. of Meeting(s)		Sitting Fees Paid#
	Held	Attended	(Rs.)
Mr. B.V. Bhargava	9	9	45,000
Mr. R.C. Bhargava	9	9	45,000
Mr. M.L. Apte	9	5	25,000

#Sitting Fees paid @ Rs.5,000/- per meeting of the Committee

(C) Powers of Audit Committee

The Audit Committee is endowed with the following powers:

1. To investigate any activity within its terms of reference
2. To seek information from any employee
3. To obtain outside legal or other professional advice
4. To secure attendance of outsiders with relevant expertise, if it considers necessary

(D) Role of Audit Committee

The role of the Audit Committee includes the following:

1. Oversight of the Company's financial reporting process and the disclosure of its financial information to ensure that the financial statement is correct, sufficient and credible.

2. Recommending to the Board, the appointment, re-appointment and, if required, the replacement or removal of the statutory auditor and the fixation of audit fees.

3. Approval of payment to statutory auditors for any other services rendered by the statutory auditors.

4. Reviewing, with the management, the annual financial statements before submission to the Board for approval, with particular reference to:

   a. Matters required to be included in the Directors' Responsibility Statement to be included in the Board's report in terms of clause (2AA) of Section 217 of the Companies Act, 1956

   b. Changes, if any, in accounting policies and practices and reasons for the same

   c. Major accounting entries involving estimates based on the exercise of judgement by management

   d. Significant adjustments made in the financial statements arising out of audit findings

   e. Compliance with listing and other legal requirements relating to financial statements

   f. Disclosure of any related party transactions

   g. Qualifications in the draft audit report.

5. Reviewing, with the management, the quarterly financial statements before submission to the Board for approval.

6. Reviewing, with the management, performance of statutory and internal auditors, adequacy of the internal control systems.

7. Reviewing the adequacy of internal audit function, if any, including the structure of the internal audit department, staffing and seniority of the official heading the department, reporting structure coverage and frequency of internal audit.

8. Discussion with internal auditors any significant findings and follow up thereon.

9. Reviewing the findings of any internal investigations by the internal auditors into matters where there is suspected fraud or irregularity or a failure of internal control systems of a material nature and reporting the matter to the Board.

10. Discussion with statutory auditors before the audit commences, about the nature and scope of audit as well as post-audit discussion to ascertain any area of concern.

11. To look into the reasons for substantial defaults, if any, in the payment to the depositors, debenture holders, shareholders (in case of non payment of declared dividends) and creditors.

12. Carrying out any other function as is mentioned in the terms of reference of the Audit Committee.

(E) Review of Information by Audit Committee

The Audit Committee reviews the following information:

1. Management discussion and analysis of financial condition and results of operations;
2. Statement of significant related party transactions (as defined by the Audit Committee), submitted by management;
3. Management letters/letters of internal control weaknesses issued by the statutory auditors;
4. Internal audit reports relating to internal control weaknesses; and
5. The appointment, removal and terms of remuneration of the Chief internal auditor.

III. SUBSIDIARY COMPANIES

Your Company does not have any material non-listed Indian Subsidiary Company. The Audit Committee reviews the financial statements and in particular, the investments made by the unlisted subsidiary companies. The minutes of the Board meetings as well as statements of all significant transactions of the unlisted subsidiary companies are placed before the Board of Directors of the Company for their review.

IV. DISCLOSURES

(A) Basis of related party transactions:

Your Company places all the aforesaid details before the Audit Committee periodically.

A comprehensive list of related party transactions as required by the Accounting Standard (AS) 18 issued by the Institute of Chartered Accountants of India, forms part of the Note No. 15 of Part B of Schedule 21 to the Accounts in the Annual Report. However, these transactions are not likely to have any conflict with the interests of the Company at large.

(B) Disclosure of Accounting Treatment

Your Company has followed all relevant Accounting Standards while preparing the Financial Statements.

(C) Risk Management

Your Company has a comprehensive risk management policy. The risk management inter alia provides for review of the risk assessment and minimization procedure, laying down procedure to inform the Board in the matter and for periodical review of the procedure to ensure that executive management controls the risks through properly defined framework. During the period under review, the Audit Committee reviewed the risks identified and the mitigation plans for the same and thereafter the details were presented to and discussed at the Board Meeting. The risk management issues are discussed in the Management Discussion & Analysis.

(D) Proceeds from public issues, right issues, preferential issues, etc:

During the year under review, the Company has not raised any proceeds from public issue, right issue or preferential issue.

(E) Remuneration of Directors

All decisions relating to the remuneration of the Directors are taken by the Board of Directors of the Company in accordance with the Shareholders' approval, wherever necessary. Independent / Non-Executive Directors were paid sitting fees of Rs.5,000/- per meeting as remuneration. In the AGM held on 25th August, 2006, the shareholders had approved payment of commission not exceeding 1% per annum of the net profits of the Company to the Non-Executive Directors. Each year the Board fixes the amount to be paid as commission. For FY 2006-07, the Board has approved the payment of Rs.10 crores as commission to the Non-Executive Directors. The amount of commission payable is determined after assigning weightage to attendance, type and significance of the meetings to the overall functioning of the Company.

Details of remuneration paid/ to be paid to the Directors for the period under review is as under:

a. Non-Executive/ Independent Directors:

Name of Director	Relationship with other Directors, if any	Commission (Rs.)	Sitting Fees# (Rs.)
Mr. Kumar Mangalam Birla	Son of Mrs. Rajashree Birla	8,75,00,000	25,000
Mrs. Rajashree Birla	Mother of Mr. Kumar Mangalam Birla	35,00,000	25,000
Mr. M L Apte	—	13,25,000	30,000
Mr. B V Bhargava	—	25,50,000	35,000
Mr. R C Bhargava	—	26,00,000	35,000
Mr. Cyril Shroff	—	4,00,000	10,000
Mr. S G Subrahmanyan	—	16,00,000	30,000
Mr. S B Mathur	—	5,25,000£	35,000

#Sitting Fees paid @ Rs.5,000/- per meeting of the Board
£Payable to LIC

Details of sitting fees paid for meetings of the Committees of the Board are given at the respective places in this report.

b. Whole Time Directors:

Whole-Time Director	Relationship with other Directors, if any	Business relationship with the Company	Remuneration paid during 2006-07			
			All elements of remuneration package, i.e. salary, benefits, bonus, pension, etc. paid during the year	Fixed component & performance linked incentives, along with performance criteria	Service Contracts, notice period, severance fee	Stock option details, if any
Mr. Shailendra K. Jain	—	Whole Time Director	Rs.203.71 lacs	Refer Note (a)	Refer Note (b)	—
Mr. D.D. Rathi	—	Whole Time Director & CFO	Rs. 133.81 lacs	Refer Note (a)	Refer Note (b)	—

Notes:

a) The Board has approved payment of performance linked variable pay as under to the Whole Time Directors on achieving of the targets:

ii) Mr. Shailendra K. Jain was paid a sum of Rs.68.45 lacs

iii) Mr. D.D. Rathi was paid a sum of Rs.40 lacs

b) Their appointment is subject to termination by three months notice in writing on either side.

c) No stock options have been granted to the Whole Time Directors during the year.

No significant/material transactions have been made with the Non-Executive Directors vis-à-vis the Company.

All Non-Executive Directors have disclosed their shareholding in the Company.

Details of shareholding of Non Executive and/ or Independent Directors are as follows:

Name of Director	No. of Equity Shares held as on 31st March, 2007
Mr. Kumar Mangalam Birla	23,915
Mrs. Rajashree Birla	72,280
Mr. M. L. Apte	130
Mr. B. V. Bhargava	333
Mr. R. C. Bhargava	227
Mr. Cyril Shroff	137
Mr. S. G. Subrahmanyan	100
Mr. S. B. Mathur	100

(F) Management

i) The Management Discussion and Analysis Report forms part of the Annual Report and is in accordance with the requirements laid out in Clause 49 of the Listing Agreement.

ii) No material transaction has been entered into by the Company with the Promoters, Directors or the Management, their subsidiaries or relatives etc. that may have a potential conflict with interests of the Company.

(G) Shareholders

i) The Company has provided the details of the Directors seeking appointment/reappointment at the end of this Report.

ii) The Company makes presentation to Institutional Investors and Equity Analysts on half yearly basis and also circulates presentations on the Company's performance on a quarterly basis. Copies of the Press Release and Quarterly Presentations are available on the website of the Company (www.grasim.com) and the Group's website (www.adityabirla.com).

iii) Shareholders' Grievance Committee

The Company has a "Shareholders' Grievance/ Allotment and Transfer Committee" at the Board level to look into various issues relating to shareholders/investors including transfer and transmission of shares as well as non-receipt of dividend, Annual Report, shares after transfers and delays in transfer of shares. In addition, the Committee looks into other issues including status of dematerialisation / rematerialisation of shares and debentures as well as systems and procedures followed to track investor complaints and suggest measures for improvement from time to time.

The composition of the Committee is as follows:

1. Mr. Cyril Shroff, Chairman
2. Mr. S.G. Subrahmanyan, Member
3. Mr. D.D. Rathi, Member

During the year under review, the Committee met once to deliberate on various matters referred above. Details of attendance by Directors at the Committee meeting and sitting fees paid to them are as follows:

Name of Committee Member	No. of Meeting(s)		Sitting Fees Paid# (Rs.)
	Held	Attended	
Mr. Cyril Shroff (Chairman)	1	1	5,000
Mr. S.G. Subrahmanyan	1	1	5,000
Mr. D.D. Rathi	1	1	—

 # Sitting Fees paid @ Rs.5,000/- per meeting of the Committee

Mr. Ashok Malu, Company Secretary, acts as Secretary to the Committee

iv) The Company's shares are compulsorily traded and delivered in the dematerialised form in all Stock Exchanges. To expedite the transfer in the physical segment, necessary authority has been delegated by your Board to the Officers and Directors of the Company, who are authorised to approve the share transfers/ transmission. Details of share transfers/ transmission approved by the Officers and Directors are placed before the Committee/ Board.

Name and Designation of Compliance Officer: Mr. Ashok Malu, Company Secretary

Details of shareholders' complaints received, number of shares transferred during the year, time taken for effecting these transfers are furnished in the "Shareholder Information" section of this Annual Report.

Compliances by the Company

No strictures/ penalties have been imposed on the Company by the Stock Exchanges or the Securities and Exchange Board of India (SEBI) or any statutory authority on any matters related to capital markets, during the last 3 years.

V. CEO/ CFO CERTIFICATION:

Mr. Shailendra K. Jain, Whole Time Director and Mr. D.D. Rathi, Whole Time Director & CFO of the Company have certified to the Board that:

(a) They have reviewed financial statements and the cash flow statement for the year and that to the best of their knowledge and belief:

  i) these statements do not contain any materially untrue statement or omit any material fact or contain statements that might be misleading;

  ii) these statements together present a true and fair view of the Company's affairs and are in compliance with existing accounting standards, applicable laws and regulations.

(b) There are, to the best of their knowledge and belief, no transactions entered into by the Company during the year which are fraudulent, illegal or violative of the Company's code of conduct.

(c) They accept responsibility for establishing and maintaining internal controls for financial reportings and that they have evaluated the effectiveness of the internal control systems of the Company pertaining to financial reporting and they have disclosed to the auditors and the Audit Committee, deficiencies in the design or operation of internal controls, if any, of which they are aware and the steps they have taken or propose to take to rectify these deficiencies.

(d) They have indicated to the auditors and the Audit Committee

  i) significant changes in internal control over financial reporting during the year;

  ii) significant changes in accounting policies during the year and that the same have been disclosed in the notes to the financial statements; and

  iii) instances of significant fraud of which they have become aware and the involvement therein, if any, of the management or an employee having a significant role in the Company's internal control system over financial reporting.

VI. REPORT ON CORPORATE GOVERNANCE

This Corporate Governance Report forms part of the Annual Report. The Company is fully compliant with all the provisions of Clause 49 of the Listing Agreement of the Stock Exchanges in India.

VII. COMPLIANCE

i) Certificate from the Statutory Auditors confirming compliance with all the conditions of Corporate Governance as stipulated in Clause 49 of the Listing Agreement of the Stock Exchanges in India is annexed to the Directors' Report and forms part of the Annual Report.

ii) Status of compliance of Non mandatory requirement

a) The Company maintains a separate office for the Non-Executive Chairman. All necessary infrastructure and assistance are made available to enable him to discharge his responsibilities.

b) The Company does not have a Remuneration Committee. The remuneration of the Directors is decided and approved by the Board of Directors.

c) "Half Yearly Performance Update" consisting of financial and operational performance for the Half Year ending on 30th September is being sent to the shareholders since 2000-01 and this practice has continued this year as well.

VIII. GENERAL BODY MEETINGS

Details of Annual General Meetings

Location and time, where last 3 Annual General Meetings (AGMs) were held:

Year	Location	Date	Time
2003-04	Regd. Office, Birlagram, Nagda (M.P)	17.07.2004	11.30 a.m.
2004-05	- do -	09.07.2005	11.30 a.m.
2005-06	- do -	25.08.2006	11.30.a.m.

Whether special resolutions passed in the previous 3 AGMs:

Yes. All the resolutions, including the special resolution(s) set out in the respective Notices were passed by the Shareholders.

Postal Ballot

Whether any special resolution passed last year through postal ballot?

Yes. During the year, consent of the Members of the Company was sought through Postal Ballot by Special Resolution u/s 81(1A) of the Companies Act, 1956 and Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999, for approval of the Employee Stock Option Scheme – 2006 and offer and issue of equity shares under the same.

Details of Voting Pattern:

Sr.No.	Particulars	No. of Postal Ballot Forms received	No. of Shares Voted	% of Total Votes
1.	Shares voted giving Assent to the Resolution	6,528	4,20,20,810	99.87
2.	Shares voted giving Dissent to the Resolution	449	20,963	0.05
3.	Votes rejected	194	32,159	0.08
	Total	**7,171**	**4,20,73,932**	**100.00**

Date of declaration of result of postal ballot: 20th January, 2007

Person who conducted the postal ballot exercise:

Mr. Anil Jain, a Practising Chartered Accountant, Nagda (M.P.), was appointed as the Scrutiniser for conducting the postal ballot process.

Whether any special resolution is proposed to be conducted through postal ballot:

Will be done as per law.

Procedure for postal ballot:

The postal ballot process was undertaken in accordance with the provisions of Section 192A of the Companies Act, 1956, read with Companies (Passing of Resolution by Postal Ballot), Rules, 2001.

IX. MEANS OF COMMUNICATION

- Quarterly results:

  Which newspapers normally published in :

Newspaper	*Cities of Publication*
Business Standard	All Editions
Businers Line	All Editions
Economic Times	Mumbai
Financial Express	Mumbai
Nav Bharat Times	Mumbai
Nai Duniya / Dainik Bhaskar	Indore

Any website, where displayed : www.grasim.com
www.adityabirla.com

- Whether the Company Website displays
  All official news releases : Yes
  Presentation made to Institutional Investors/Analysts : Yes
- General Shareholder information : There is a separate section for this information and the same forms part of Annual Report

Details of the Directors seeking appointment/re-appointment in the ensuing Annual General Meeting

Name of Director	Mrs. Rajashree Birla	Mr. Cyril Shroff	Mr. S.G. Subrahmanyan	Mr. D. D. Rathi
Date of Birth	15.09.1945	07.11.1959	13.06.1925	11.01.1947
Date of Appointment	14.03.1996	25.07.2000	19.09.1983	01.08.2007 (Re-appointment)
Expertise in specific functional areas	Industrialist	Solicitor	Actuary & Financial Management	Company Executive
Qualification	B.A.	Solicitor	B.Sc. (Hons.), Fellow of the Institute of Actuaries	B. Com., F.C.A.
No. of Equity Shares held	72280	137	100	—
List of outside Company Directorships held	1. Aditya Birla Health Services Limited 2. Aditya Birla Nuvo Limited 3. Essel Mining & Industries Limited 4. Hindalco Industries Limited 5. Idea Cellular Ltd. 6. UltraTech Cement Limited	1. Kotak Mahindra Bank Limited 2. Thirumalai Chemicals Limited	1. Bannari Amman Sugars Limited 2. Polyplex Corporation Limited	1. Birla Consultants Ltd. 2. Birla International (India) Ltd. 3. Birla Industrial Investments (India) Ltd. 4. Samruddhi Swastik Trading and Investments Ltd. 5. Sun God Trading and Investments Limited 6. UltraTech Cement Limited
Chairman/Member of the Committees of the Board of Directors of the Company	—	1. Shareholders Grievance/Allotment & Transfer Committee — Chairman	1. Shareholders Grievance/ Allotment & Transfer Committee — Member	1. Shareholders Grievance/ Allotment & Transfer Committee — Member
Chairman /Member of the Committees of Directors of other Companies in which he/she is a Director a) Audit Committee	—	—	1. Polyplex Corporation Limited - Member	
b) Shareholders/Investors Grievance Committee/ Share Transfer Committee	—	—	—	1. UltraTech Cement Limited — Member

Note: Pursuant to Clause 49 of the Listing Agreement, only two committees viz. Audit Committee and Shareholders' Grievance Committee have been considered.

SHAREHOLDER INFORMATION

1. Annual General Meeting
   - Date and Time : 7th July, 2007 at 11.30 a.m.
   - Venue : Grasim Staff Club
Registered Office,
Birlagram-456 331
Nagda, Madhya Pradesh, India
2. Financial Calendar
   - Financial reporting for the quarter ending June 30, 2007 : End July 2007
   - Financial reporting for the quarter/half year ending September 30, 2007 : End October 2007
   - Financial reporting for the quarter ending December 31, 2007 : End January 2008
   - Financial reporting for the year ending March 31, 2008 : End April 2008
   - Annual General Meeting for the year ending March 31, 2008 : July/August 2008
3. Dates of Book Closure : 2nd July, 2007 to 7th July, 2007 (Both days inclusive)
4. Dividend : Board of Directors of the Company at its meeting held on 12th March, 2007 had declared an interim dividend of Rs.27.50 per share for the financial year 2006-07. Company had fixed 19th March, 2007 as the Record Date for the purpose of payment of the interim dividend and the same has been paid on 26th March, 2007.

   At its meeting held on 25th April, 2007, the Board has decided to treat the said interim dividend as the final dividend for the year ended 31st March, 2007.
5. Registered Office & Share Department : Birlagram – 456 331, Nagda,
Madhya Pradesh, India
Tel: (07366) 246760-246766, 256373, 256556
Fax: (07366) 244114 / 246024
Website: www.grasim.com / www.adityabirla.com
6. (a) Listing Details:

Equity Shares	Global Depository Receipts (GDRs)	Non-Convertible Debentures
1. Bombay Stock Exchange Limited Phiroze Jeejeebhoy Towers, Dalal Street, Mumbai – 400 023	Societe de la Bourse de Luxembourg Societe Anonyme R.C.B 6222, B P 165 L- 2011, Luxembourg	National Stock Exchange of India Limited "Exchange Plaza", Bandra-Kurla Complex Bandra (East), Mumbai - 400051
2. National Stock Exchange of India Limited "Exchange Plaza", Bandra-Kurla Complex Bandra (East), Mumbai – 400 051		Name and Address of Debenture Trustees: State Bank of India Securities & Services Division Mumbai Main Branch, Mumbai Samachar Marg Mumbai – 400 023.

Note: Listing fees for the year 2007-08 has been paid to the Bombay Stock Exchange Ltd. and the National Stock Exchange of India Ltd. Listing fees for the GDRs has been paid to Societe de la Bourse de Luxembourg for the calendar year 2007.

6. (b) Overseas Depository for GDRs : Citibank N.A
Depository Receipt Services
111, Wall Street, 20th Floor
NEW YORK, NY – 10005
Tel.: 001-212-6572026
Fax: 001-212-8252029

6. (c) Domestic Custodian of GDRs : Citibank N.A.
Custody Services,
Ramnord House,
77, Dr. Annie Besant Road, Worli,
Mumbai – 400 025
Tel.: 91-22-24975301
Fax: 91-22-24937620

7. Stock Code :

	Reuters	Bloomberg
Bombay Stock Exchange (500300)	GRAS.BO	GRASIM IN
National Stock Exchange (GRASIM)	GRAS.NS	NGRASIM IN
Luxembourg Stock Exchange (GDRs)	GRAS.LU	GRSD LI

8. Stock Price Data :

	Bombay Stock Exchange				National Stock Exchange				Luxembourg Stock Exchange		
	High (In Rs.)	Low (In Rs.)	Close (In Rs.)	Avg. Vol (In Nos)	High (In Rs.)	Low (In Rs.)	Close (In Rs.)	Avg. Vol (In Nos)	High (In US$)	Low (In US$)	Close (In US$)
Apr-06	2,549.0	2,060.0	2,517.1	84,755	2,585.0	2,060.2	2,517.0	315,765	53.3	46.0	52.5
May-06	2,605.0	1,550.0	1,772.5	84,873	2,609.0	1,550.6	1,773.3	377,615	55.5	38.3	38.6
Jun-06	1,949.0	1,462.0	1,933.3	60,710	1,951.0	1,455.0	1,934.8	255,892	42.0	34.0	41.0
Jul-06	2,150.0	1,804.0	2,076.6	75,620	2,150.0	1,803.0	2,080.3	293,449	44.5	39.8	43.3
Aug-06	2,294.0	2,033.0	2,253.5	41,065	2,299.0	2,020.0	2,252.6	195,723	49.5	44.2	48.3
Sep-06	2,540.0	2,230.0	2,519.6	55,834	2,544.5	2,235.6	2,524.7	224,195	55.3	42.0	54.8
Oct-06	2,768.9	2,483.1	2,748.2	57,415	2,769.9	2,483.1	2,747.8	238,461	61.5	54.5	60.5
Nov-06	2,818.0	2,612.0	2,764.1	40,676	2,819.9	2,611.3	2,783.0	152,667	62.6	59.5	61.0
Dec-06	2,825.0	2,420.0	2,789.1	23,721	2,835.0	2,405.0	2,801.4	117,124	63.3	59.1	62.9
Jan-07	2,908.0	2,730.0	2,778.6	34,934	2,940.0	2,721.5	2,782.9	134,757	66.0	62.0	63.5
Feb-07	2,900.0	2,099.7	2,212.6	46,350	2,894.9	2,100.0	2,212.4	201,712	66.0	49.0	51.0
Mar-07	2,320.0	1,927.0	2,091.3	98,221	2,320.0	1,932.1	2,092.9	280,812	51.1	44.5	48.4

9. Stock Performance:


160
140
120
100
80
60
40
20
0
Apr-06 May-06 Jun-06 Jul-06 Aug-06 Sep-06 Oct-06 Nov-06 Dec-06 Jan-07 Feb-07 Mar-07
Grasim
Sensex

10. Stock Performance and Returns:

Absolute Returns (In %)

(In Percentage)	1 Year	3 Years	5 Years
GRASIM	**1.6**	**95.5**	**624.0**
BSE Sensex	15.9	133.8	276.8
NSE Nifty	12.3	115.7	238.3

Annualised Returns (In %)

(In Percentage)	1 Year	3 Years	5 Years
GRASIM	**1.6**	**25.0**	**48.6**
BSE Sensex	15.9	32.7	55.6
NSE Nifty	12.3	29.2	50.1

11. Registrar and Transfer Agents (For share transfers and other communication relating to share certificates, dividend and change of address) : Company is doing In-house Share Transfer work and is Registered with SEBI as Category II - Share Transfer Agent vide Registration No. INR 000003688

Share Department
Grasim Industries Limited
Birlagram – 456 331, Nagda,
Madhya Pradesh
Tel: (07366) 246760-246766, 255042, 256556
Fax: (07366) 244114/246024

E-Mail ID for Share Deptt.: shares@adityabirla.com

E-Mail ID for Investor Complaints: grasimshares@adityabirla.com

12. Share Transfer System:

Share transfers in physical form are registered and returned within a period of 10 days from the date of receipt, if the documents are clear in all respects. Officers of the Company have been authorized to approve transfers upto 1000 shares in physical form under one transfer deed. One Director jointly with two Officers has been authorized to approve the transfers exceeding 1000 shares under one transfer deed.

Transfer Period	2006-07			2005-06		
(in days)	No. of transfers	No. of shares	%	No. of transfers	No. of shares	%
1 – 15	3,144	125,111	64.4	3,895	186,630	72.1
16 – 20	103	11,719	6.0	245	17,479	6.8
21 – 30	1,104	57,472	29.6	1,032	54,715	21.1
Total	4,351	194,302	100.0	5,172	258,824	100.0

13. Investor Services:

Complaints received during the year

Nature of complaints	2006-07		2005-06	
	Received	Cleared	Received	Cleared
Relating to Transfer, Transmission, Dividend, Interest, Demat & Remat and Change of address etc.	27	27	23	22*

* *One complaint was received on 30.03.2006 and cleared on 01.04.2006.*

14. Distribution of Shareholding as on 31st March :

No. of Equity Shares held	2007				2006			
	No. of Share holders	% of Share holders	No. of Shares held	% share holding	No. of Share holders	% of Share holders	No. of Shares held	% Share holding
1-100	145,781	86.4	4,250,650	4.6	141,679	85.9	4,318,062	4.7
101-200	11,827	7.0	1,704,807	1.9	12,012	7.3	1,729,727	1.9
201-500	7,352	4.4	2,293,723	2.5	7,467	4.5	2,327,498	2.5
501-1000	2,058	1.2	1,439,129	1.6	2,143	1.3	1,501,936	1.6
1001-5000	1,152	0.7	2,234,336	2.4	1,137	0.7	2,169,758	2.4
5001-10000	141	0.1	1,019,270	1.1	112	0.1	824,223	0.9
10001 & above	360	0.2	78,731,919	85.9	297	0.2	78,802,450	86.0
Total	168,671	100.0	91,673,834	100.0	164,847	100.00	91,673,654	100.00

15. Categories of Shareholding as on 31st March:

Category	2007				2006			
	No. of Share holders	% of Share holders	No. of Shares held	% Share holding	No. of Share holders	% of Share holders	No. of Shares held	% Share holding
Promoters & Promoter Group	23	0.0	23,089,160	25.2	37	0.0	22,898,164	25.0
Mutual Funds & UTI	175	0.1	7,924,604	8.6	164	0.1	9,220,691	10.1
FIs and Banks	208	0.1	10,477,418	11.5	221	0.1	11,129,026	12.1
FIIs	253	0.2	21,389,929	23.3	148	0.1	19,481,318	21.3
GDRs	1	0.0	10,075,679	11.0	1	0.0	10,445,215	11.4
Corporates	1,956	1.2	3,390,301	3.7	1,741	1.1	3,011,267	3.3
NRIs/OCBs	5,078	3.0	3,508,303	3.8	4,954	3.0	3,522,473	3.8
Indian Public	160,977	95.4	11,818,440	12.9	157,581	95.6	11,965,500	13.0
Total	168,671	100.0	91,673,834	100.0	164,847	100.0	91,673,654	100.0

16. Dematerialisation of Shares and Liquidity : 86.27% of outstanding Equity (including 10.99% of capital in the form of Global Depository Receipts) has been dematerialised as on 31st March, 2007. Equity Shares of the Company are available for dematerialisation through both the depositories viz. National Securities Depository Ltd. (NSDL) and Central Depository Services (India) Ltd. (CDSL).

ISIN for Grasim's Equity Shares - INE047A01013

17. Details on use of public funds obtained in the last three years : Not Applicable

18. Outstanding GDRs/Warrants and Convertible Bonds : 10,075,679 GDRs (Previous Year 10,445,215) are outstanding as on 31st March 2007. Each GDR represents one underlying equity share. There are no warrants/convertible bonds outstanding as at the year-end.

19. Plant Locations:

Fibre & Pulp Plants

Staple Fibre Division
Birlagram 456 331, Nagda
Madhya Pradesh
Tel : (07366) 246760-246766
Fax : (07366) 244114 / 246024

Harihar Polyfibers & Grasilene Division
Harihar, Dist. Haveri
Kumarapatnam 581 123, Karnataka
Tel : (08373) 242171-75
Fax : (08373) 242875
(08192) 247555

Birla Cellulosic
Birladham, Kharach,
Kosamba 394 120
Dist. Bharuch (Gujarat)
Tel : (02646) 270001-5
Fax : (02646) 270010, 270310

Chemical Division
Birlagram 456 331
Nagda, Madhya Pradesh
Tel: (07366) 245501 – 03
Fax: (07366) 246767 /
245845 / 246097

Cement Plants

Vikram Cement
Dist. Neemuch,
Khor 458 470 (M.P.)
Tel : (07420) 230830, 235557
Fax : (07420)235524

Aditya Cement
Adityapuram
Sawa – Shambhupura Road
Dist. Chittorgarh, Rajasthan 312613
Tel : (01472) 2220192-197
Fax : (01472) 2220289

Grasim Cement
Grasim Vihar, Village P.O., Rawan
Tehsil: Sigma, Dist. Raipur (C.G.)
Tel : (07726) 288217-20
Fax : (07726) 288215, 288209

Rajashree Cement
Aditya Nagar, Malkhed Road,
Gulbarga 585 292, Karnataka
Tel : (08441) 288888
Fax : (08441) 288624/ 288365

Grasim Cement Division – South
Reddipalayam PO
Dist. Ariyalur 621 704, Tamilnadu
Tel : (04329) 249240
Fax : (04329) 249253

Birla White
Rajashree Nagar, P.O. Kharia Khangar
Tehsil: Bhopalgarh
Dist. Jodhpur 342 606 (Rajasthan)
Tel : (02920) 264040 – 47
Fax : (02920) 264244 / 264222

Other Plants

Bhiwani Textile Mills/ Elegant Spinners
Birla Colony, Bhiwani 127 001
Haryana
Tel : (01664) 243126, 242577
Fax : (01664) 242575, 243717

Vikram Woollens
GH I to IV, Ghironghi, Malanpur
Dist. Bhind (M.P.) 477 117
Tel : (07539) 283602, 283603
Fax : (07539) 283339

Sponge Iron Division
Vikram Ispat
Salav, Dist. Raigad 402 202
Maharashtra
Tel : (02144) 260110 / 260119
Fax : (02144) 260104, 260122

20. Investor Correspondence:

Share Department
Grasim Industries Limited
Registered Office: Birlagram – 456 331, Nagda (M.P.)
Tel: (07366) 246760-246766, 256373, 256556
Fax: (07366) 244114/246024
E-Mail ID for Share Deptt.: shares@adityabirla.com
E-Mail ID for Investor Complaints: grasimshares@adityabirla.com

21. Per Share Data:

	2006-07	2005-06	2004-05	2003-04
Net Earning (Rs. Crs.) @	1535.8	863.2	885.7	779.3
Cash Earning (Rs. Crs.) @	1814.8	1123.7	1194.9	1059.3
EPS (Rs.) @	167.5	94.1	96.6	85.0
EPS Growth (%)	77.9	(2.6)	13.7	112.0
CEPS (Rs.) @	197.9	122.6	130.3	115.5
Dividend Per Share (Rs.)	27.5	20.0	16.0	14.0
Dividend Payout (%)	18.7	24.2	18.9	18.6
Book Value Per Share (Rs.)	679.0	542.9	471.6	393.2
Price to Earning*	12.5	21.9	12.6	12.6
Price to Cash Earnings*	10.6	16.8	9.3	9.3
Price to Book Value*	3.1	3.8	2.6	2.7

* *Based on Stock Price as on 31st March*

@ *Before exceptional items*

22. Other Useful Information for Shareholders

Unpaid/Unclaimed Dividends

1. In terms of Section 205A of the Companies Act, 1956, unclaimed equity dividend for the financial year(s) up to 1994-95 has been transferred to the General Revenue Account of the Central Government. Shareholders who have so far not claimed or collected their dividend for the said financial year(s), may claim the same from the Registrar of Companies – Madhya Pradesh, Sanjay Complex, 3rd Floor, 'A' Block, Jayendraganj, Gwalior 474009 (M.P.) by submitting an application in the prescribed form.
2. Pursuant to Section 205C of the Companies Act, 1956, unpaid / unclaimed equity dividend for the financial years 1995-96 to 1998-99 and the interim dividend for the financial year 1999-2000 have been transferred by the Company to the Investor Education & Protection Fund (IEPF) constituted by the Central Government. No claim by the Shareholders shall lie against IEPF or the Company in respect of the said unpaid / unclaimed amount.
3. Shareholders are advised that dividends for the financial year 1999-2000 onwards, which remains unpaid / unclaimed over a period of 7 years, is to be statutorily transferred by the Company to IEPF. Shareholders who have not claimed the dividend for this period are requested to lodge their claim with the Company, as once unclaimed dividend is transferred to IEPF, no claim by the Shareholders shall lie in respect thereof against IEPF or the Company.
4. Shareholders who have not yet encashed their dividend warrants for the years 1999-2000 (Final Dividend) to 2005-06 may approach the Share Department of the Company for revalidation / issue of duplicate dividend warrants quoting reference of their Ledger Folio numbers. Unclaimed dividend for the year 1999-2000 (Final Dividend) is due for transfer to IEPF later during the year.

ECS Facility

Company is providing facility of "*Electronic Clearing Service*" (ECS) for payment of dividend to shareholders. Shareholders holding shares in physical form are requested to provide details of their bank account for availing ECS facility in the form attached to the Notice of the Annual General Meeting. However, if the shares are held in dematerialized form, the ECS mandate has to be communicated to the respective Depository Participants (DP). Changes, if any, in the details furnished earlier may also be communicated to the Company or DP, as the case may be.

Share Transfer / Dematerialisation

1. Share transfer requests are acted upon within 10 days from the date of their receipt at the Share Department. In case no response is received from the Company within 30 days of lodgement of transfer request, the lodger should immediately write to the Share Department of the Company with full details so that necessary action could be taken to safeguard interest of the concerned against any possible loss/interception during postal transit.

2. Dematerialisation requests duly completed in all respects are normally processed within 7 days from the date of receipt at the Share Department of the Company.

3. Equity Shares of the Company are under compulsory demat trading by all investors with effect from 5th April, 1999. Considering the advantages of scripless trading, shareholders are requested to consider dematerialisation of their shareholding, so as to avoid inconvenience in future.

Correspondence with the Company

Shareholders / Beneficial Owners are requested to quote their Folio No. / DP & Client ID Nos., as the case may be, in all correspondence with the Company. All correspondence regarding shares and debentures of the Company should be addressed to the Share Department of the Company at its Registered Office at Birlagram, Nagda - 456 331 (M. P.) and not to the Corporate Finance Division or to any other office(s) of the Company. Shareholders can send such correspondence, which do not require signature verification for processing, through E-mail on "**shares@adityabirla.com**".

Shareholders can lodge their investors complaints on E-Mail ID: **grasimshares@adityabirla.com**

Non-Resident Shareholders

Non-Resident Shareholders are requested to immediately notify the following to the Company in respect of shares held in physical form and to their DPs in respect of shares held in dematerialized form: -

- Indian address for sending all communications, if not provided so far;
- Change in their residential status on return to India for permanent settlement;
- Particulars of the Bank Account maintained with a bank in India, if not furnished earlier.
- RBI Permission number with date to facilitate prompt credit of dividend in their Bank Accounts.
- E-mail ID and fax no.(s), if any.

General Information

1. In terms of the regulations of NSDL & CDSL, bank account details of beneficial owners of shares in demat form will be printed on the dividend warrants as furnished by the Depository Participant. The Company will not entertain requests for change of such bank details printed on their dividend warrants. In case of any changes in your bank details, please inform to your DP immediately.

2. Shareholders holding shares in physical form are requested to notify to the Company, change in their address / Pin Code number and Bank Account details promptly by written request under the signatures of sole / first joint holder.

   Beneficial Owners of shares in demat form are requested to send their instructions regarding change of name, change of address, bank details, nomination, power of attorney, etc. directly to their DPs as the same are maintained by the DPs.

3. To prevent fraudulent encashment of dividend warrants, members are requested to provide their Bank Account Details (if not provided earlier) to the Company (if shares held in physical form) or to DP (if shares held in demat form), as the case may be, for printing of the same on their dividend warrants.

4. In case of loss/misplacement of shares, investors should immediately lodge FIR/Complaint with the Police and inform to the Company along with original or certified copy of FIR / Acknowledged copy of Police complaint.

5. For expeditious transfer of shares, shareholders should fill in complete and correct particulars in the transfer deed. Wherever applicable, registration number of Power of Attorney should also be quoted in the transfer deed at the appropriate place.

6. Shareholders are requested to keep record of their specimen signature before lodgement of shares with the Company to obviate possibility of difference in signature at a later date.

7. Shareholders of the Company who have multiple accounts in identical name(s) or holding more than one Share Certificate in the same name under different Ledger Folio(s) are requested to apply for consolidation of such Folio(s) and send the relevant Share Certificates to the Company.

8. Section 109A of the Companies Act, 1956 extends nomination facility to individuals holding shares in physical form in companies. Shareholders, in particular, those holding shares in single name, may avail the above facility by furnishing the particulars of their nominations in the prescribed Nomination Form, which can be downloaded from the website of the Company or obtained from the Share Department of the Company by sending written request through any mode including e-mail on **"shares@adityabirla.com"**.

9. Members are requested to visit the Company's website '***www.grasim.com***' for –

   - information on investor services offered by the Company.
   - downloading of various forms/formats viz. Nomination form, ECS Mandate form, formats of Affidavits and Indemnity Bonds, etc.

10. Shareholders are requested to give us their valuable suggestions for improvement of our investor services.

SOCIAL REPORT

BEYOND BUSINESS

Transcending business, we reach out to the weaker sections of society, residing near our plants. We believe it is our collective responsibility to narrow the inequities that exist in our country. Our social projects therefore address issues of deep relevance to human society, such as poverty alleviation through sustainable development and livelihood processes, healthcare, education, societal change and infrastructure development.

Your Company's social projects are carried out under the aegis of the Aditya Birla Centre for Community Initiatives and Rural Development, led by Mrs. Rajashree Birla, your Director.

Our vision is to make a qualitative difference to the lives of the weaker sections of society in proximity to our plants and in doing so improve the human development index of our nation.

For the year 2006-07 we have made significant progress. A summary :

In Health Care :

- Conducted 644 medical camps at which 94507 villagers were medically examined and those who were afflicted treated for their ailments.
- 5771 villagers were checked for their eyesight of which 2473 senior citizens were provided with intra ocular lens and 928 were given spectacles for better sight.
- 242 patients diagnosed with tuberculosis were treated and cured.
- We put the smile back on the face of 402 children through cleft-lip surgery.
- 590 physically impaired persons were provided with artificial limbs fitment, while reconstructive surgery enabled 404 polio afflicted persons walk to on their feet again.
- In collaboration with Indian Red Cross Society, blood donation camps were organized at various plants.
- 457 persons were examined and given dental treatment.
- AIDS awareness camps built greater awareness amongst hundreds of students and the people amidst whom we work.
- To raise the awareness level a series of camps for Cancer detection were organized.
- At the Company run hospitals at its various plants, over 2.7 lakhs of people are given medical care at extremely subsidized rates.
- Provision of safe drinking water through water filter plants (reverse osmosis plants) and water tanks has been made at 16 locations benefiting 29,000 people.

Mother and child Care :

- Immunized 59,141 children against polio and 8,052 children were vaccinated against other diseases.
- 49,220 couples have taken to planned families. 2,555 persons opted for family planning operations.

Education :

- The dropout rate has lowered significantly. Over 1270 children between the age of 3 to 6 have been enlisted in Balwadis run by your Company.
- 894 students joined in the Pragnya Shibirs' Pratibha Karanji and other talent nurturing programmes.
- Merit Scholarships were earned by 2890 students.
- Training programmes were organized for 5845 students.

- Training and capacity building was undertaken for 234 adult literacy trainers.
- The Bal Sanskar Kendras are growing and currently have 311 children.
- Midday meals are being provided to all the school children in the areas we work by the Government with our active participation. A special initiative by the Group has been the building of a hi-tech kitchen which provides food to 20,000 children alone at Chittorgarh.

Sustainable livelihood :

- Agriculture – Through farm-based programmes, farmer training, nursery raising, setting up of vermin-compost units, seed multiplication and intercropping. More than 5580 of farmers benefited.
- Sustainable living and organic farming is becoming a way of life with the construction and adoption of bio-gas units.
- Immunised 26330 animals in 51 animal husbandry camps.
- As a part of dairy development, 18 milk collection centers have been set up, benefiting 1,200 families.
- The Gokul dairy project at Aditya Cement boasts of a total turnover of Rs. 60 lacs since its inception accrued through the processing of over 51 million litres of milk.
- Water harvesting structures, such as hand-pumps installation, erecting check-dams, ponds, roof-water harvesting and digging wells support about 12,000 families.

"Transcending business, we reach out to the weaker sections of society, residing near our plants. We believe it is our collective responsibility to narrow the inequities that exist in our country. Our social projects therefore address issues of deep relevance to human society, such as poverty alleviation through sustainable development and livelihood processes, healthcare, education, societal change and infrastructure development".

Mrs. Rajashree Birla
Chairperson
The Aditya Birla Centre for Community Initiatives and Rural Development

Women Self-Help Groups :

- Tailoring training Centers specially catering to widows, single mothers, physically challenged, scheduled castes and other women from the weaker sections of the society, have enabled over 4200 women eke a livelihood for themselves. Many of them have also been provided with sewing machines at subsidized rates.
- 135 Self Help Groups have enabled the empowerment of nearly 1500 women through skills – training and income generation.
- 20 women weavers are engaged in carpet weaving at the Carpet-making Centre in Madhya Pradesh. What is most encouraging is the fact that these carpets are exported by a Jaipur Export House to the western world.
- Over 68 Sewing and Embroidery training Centers benefit 4134 women. Other income generation activities, such as agarbati making, mushroom cultivation, blanket weaving, knitting and earthworm cultivation provide 950 women with sustainable livelihood.

Social Welfare :

- At the mass marriage programmes 295 scheduled caste and tribe couples were united.
- 187 smokeless chulas have been created.

Infrastructure :

- Infrastructure development is supported by your Company through the construction and repair of approach roads, setting up troughs and drinking water structures, health centres and facilities for the under-served communities, including construction of low cost toiletries.
- Your Company has consolidated the training programmes in panchayati raj for the villagers and other right to information programmes to motivate them to participate more actively in the development of their villages.

In our own humble way, we try to make a difference. At the end of the day, we fully realize that even though we work in 3700 villages at the Group level, so much more needs to be done, given that we are a nation of over 6 lakh villages.



1. *At an eye camp, a senior citizen is examined for cataract*
2. *We will learn, say these kids at our school enrollment campaign for children*
3. *Carpet weaving at the carpet-making centre*
4. *Our empowered Self – Help Groups*

ENVIRONMENT REPORT



SUSTAINABLE DEVELOPMENT IS THE CORNERSTONE OF OUR ACTIVITIES

We subscribe to the triple-bottom line accountability. We take our social, economic and environmental responsibilities seriously. We believe that these are linked and key to our success as a Corporate.

At all of our Company's Plants at Nagda, Jawad and Malanpur in Madhya Pradesh, Raipur in Chattisgarh, Bhiwani in Haryana, Kharia Khangar and Shambhupura in Rajasthan, Harihar and Malkhed in Karnataka, Kharach in Gujarat, Raigad (Salav) and Hotgi in Maharashtra, Bathinda in Punjab and Reddipalayam in Tamil Nadu, we adopt clean technologies and processes. Our plants, with the exception of Bhiwani Textiles Mills, are ISO 14001 Environment Management Systems Certified (EMA) and adhere to OHSAS 18001 standards.

An in-depth environmental audit is conducted at our plants by KPMG Peat Marvick, Det Norske Veritas, the State Pollution Control Board's certified auditors and Environmental Systems Auditors. Their Audit Reports validate our commitment to environmental conservation.

Your Company's Viscose Staple Fibre's OEKO-TEX 100 certification endorsing that the fibre produced by us is next to nature, has been renewed by the British Textile Techno Group, Manchester , U.K. This is significant as it also indicates that our Viscose Stape Fibre is free of any harmful substance.

State-of-the-art automated industrial Effluent Treatment Plants (ETP) operate across all of your Company's manufacturing units. The treated effluent inclusive of treated sewage thrown up by the plants is recycled and is used for horticulture and irrigation.

Waste disposal at the VSF and pulp plants is attained through a number of processes including ETP sludge dryers to facilitate burning in the existing coal fired boilers. This results in lower coal requirement. Treated effluent and sewage is recycled for gardening, for wetting coal-ash handling and in auxiliary cooling towers. These environmental conservation measures lead to energy saving.

Likewise, recycling digester pre-heater steam condensate boiler feed water in the De-mineralized water plant, has resulted in significant energy savings.

At your Company's Grasilene Division at Harihar, adoption of new technologies like Desuperheating water pumps, Gland sealing water pump and Tube heat exchanger in the Viscose Refrigeration section among others have resulted in significant energy conservation.

Towards becoming a Carbon positive Company, the Division is also pursuing Clean Development Mechanism (CDM) projects to reduce Green House Gas emissions and efforts are on to identify more CDM projects.

Process modification has yielded a significant reduction in the consumption of chemicals.

To prevent air borne effluents escaping into the atmosphere, equipment like Scrubbers, Cyclones, Condensers, Carbon Sulphite Recovery, Sulphur Recovery Plant and Electrostatic Precipitators are well in place. An elaborated aeration activated sludge process operates in our plants to stave off air-pollution.

The installation of In-line Optical Brighteners and Analyzers for controlled chlorination and improving the process efficiency has considerably pared chlorine effluent generation.

The Gypsum sludge, generated in the operational process, is sold to the cement sector while the fly-ash is utilized for manufacturing bricks within a 100 km radius of the plant. These fly-ash bricks are also availed of in the new construction at the plant.



Like the Viscose Staple Fibre and Pulp Plants, your Company's Cement business also places a premium on energy conservation and recycling waste in a productive manner. Cleaner technologies have been absorbed to meet the challenges of natural resource conservation and minimizing pollution at source. New generation electro-static precipitators, pulse jet-bag filters to control emission levels along with on-line opacity meters installed at all the major project stacks enable control and monitor emission levels. Our intent is to ensure that these are at the minimum.

Our blending technology gives us the flexibility to use low-grade limestone which would otherwise be an environment waste, to match the desired cement attributes in our cement mix. Waste water is recycled for cooling the mills in the plant.

The Mining operation for our Cement Plant in the South is a unique example in the judicious use of limestone and restoration of environment and ecology. The top soil being removed from the mining site is used in selected sites for reclamation and agro forestry activities. We have introduced Ripper Dozer as mining equipment in our Mines. This is a very environment-friendly method of mining without dust and noise pollution.

Your Company's Cement Plant at Shambhupura in Rajasthan has an Environment Management Programme based on air deck blasting technique that has been implemented for conservation of Heat Energy at mines to reduce the consumption of explosive/ heat energy in blasting of Limestone at mines.

Your Company is increasingly moving to alternate fuels, such as pet coke which is a by-product of oil refineries and low grade lime stones. In this manner, natural resources are conserved.

In the Cement sector, we are the first Company in India to use various wastes like tyre chips, petroleum sludge, chemical waste, agriculture waste and hazardous waste as fuel feed stock.

After successfully establishing the use of waste fuels in cement industry, we staked our claim for carbon credit.

Your Company is the first cement company in the world which has got carbon credits. We have been issued carbon credits of 22,290 Certified Emission Reductions (CER) on 18th Dec. 2006 for a CDM project relating to the substitution of conventional fuel by agriculture and tyre wastes at Grasim South Reddipalayam, Tamil Nadu. This project is expected to generate around 50000 CERs with full potential as approved by UNFCC, every year for the next 9 years.

Similar initiatives on CDM have been taken at other plants in our cement business and we expect around 6 such projects to be registered in the coming year.

Your Company's Sponge Iron Plant at Salav is founded on the latest technology with in-built pollution environment conservation systems. It hardly generates liquid effluents as most of the water goes into a recirculation mechanism. The Supa Flow system ensures the separation of solids from the effluents. As natural gas is the prime source of energy and is free from sulphur, the few gases that are released from the stacks are non-polluting. In addition, dry bag filters and wet scrubbers ensure a dust free environment.

Our rain-water harvesting projects are on track. Rain-water has been stored in the lower benches of some of our captive limestone mines. Effective water recharging projects have been implemented. Several water bodies in the catchment areas for rain-water storage and ground water recharging have been created. Close to some of our plants we have constructed rain-water harvesting systems in shopping complexes and hospital roofs. There is an additional upside as these projects help provide water to communities that live close to our plants.

Your Directors and all your Company's employees are totally committed to sustainable development.

Our plants wear a green look. And at the break of dawn you can listen to the chirping of birds, while at sundown, as they rush to their nest, you can hear their cacophony.

DIRECTORS' REPORT

Dear Shareholders,

Your Directors have pleasure in presenting the 60th Annual Report and Audited Accounts of the Company for the year ended 31st March 2007.

COMPANY'S STANDALONE FINANCIAL RESULTS

(Rs. in crores)

	2006-07	2005-06
Gross Turnover	9608.0	7638.4
Gross Profit	2507.2	1493.5
Less: Depreciation	317.9	291.6
Profit before exceptional items and tax expenses	2189.3	1201.9
Exceptional Items		
Surplus on prepayment of sales tax loan	—	4.1
Write back of provision for diminution in value of loans	37.1	—
Profit before Tax	2226.4	1206.0
Tax Expenses	(690.6)	(342.8)
Profit after Tax	1535.8	863.2
Add:		
Debenture Redemption Reserve written back	38.5	8.6
Investment Allowance Reserve written back	0.1	0.3
Balance brought forward from Previous Year	878.4	815.3
Surplus available for Appropriation	2452.8	1687.4
Appropriation:		
General Reserve	1200.0	600.0
Interim Dividend	252.1	—
Proposed Dividend	—	183.3
Corporate Tax on Dividend	35.4	25.7
Balance carried to Balance Sheet	965.3	878.4
	2452.8	1687.4

Your Company has posted an excellent performance for the year under review. Gross Turnover at Rs.9,608 crores registered a 26% increase over the corresponding year. Net Profit rose by 78% at Rs.1,536 crores. The Cement and VSF businesses coupled with cost optimization measures have been the growth drivers.

The performance of the VSF business has been commendable on all operating parameters. Sales volumes grew by 3% at 250,727 tons. Realisations improved by 16% Rs.85,729 per ton, which helped offset the steep rise in input costs. The robust growth in the VSF business is a reflection of the shift in consumer preference towards cellulosic products.

The Cement business posted a notable performance, propelled by the strong growth in demand and realisations. Capacity utilisation was higher at 118%. Sales volumes appreciated by 4% at 14.52 Mn. tons. Operating profits were higher, despite the steep rise in fuel and freight costs, on the back of improved realisation. The increase in blended cement ratio and better economies of scale also contributed well to the increased profitability. The White Cement business too performed well. Production and sales volumes rose by 4% and 6% respectively. Realizations rose by 8%.

The Sponge Iron business remained under pressure, largely due to the inadequate availability of natural gas which restricted capacity utilization and the sharp increase in the cost of key inputs. While Sales volumes were up by 19%, average realizations remained flat owing to pressure from coal based sponge iron segments.

The performance of the Chemical business was subdued due to the breakdown of a Captive Power Plant, which remained shut during the 2nd and 3rd quarters. Besides, the water shortage during the first quarter also impacted operations. Both Production and Sales were thus affected. The abnormally low prices of Chlorine and Hydrochloric acid resulted in lower realizations, again impairing profitability.

COMPANY'S CONSOLIDATED FINANCIAL RESULTS

Your Company has posted an excellent performance for the year ended 31st March 2007 on the consolidated basis too. Higher Capacity utilisation, increased realisation and strengthening of operational efficiencies resulted in both Revenues and Profits surpassing their previous levels. Your Company's consolidated revenues, at Rs.15,703 crores, reflect a 34% growth. Net Profit rose sharply by 89% at Rs.1,968 crores. Your Company's performance has been driven by its VSF and Cement businesses and its subsidiaries.

DIVIDEND

During the year under review, your Directors declared an Interim Dividend @ 275% (Rs. 27.50 per share, last year the Dividend paid was Rs.20 per share). The Interim Dividend paid to the shareholders absorbed a sum of Rs.287.46 crores (inclusive of Corporate Tax on Dividend @ 14.025% amounting to Rs.35.36 crores) as against Rs.209.06 crores in the previous year. Keeping in view the Interim Dividend declared and paid by the Company, your Directors have decided to treat the said Interim Dividend as the Final Dividend for the year 2006-07.

EMPLOYEE STOCK OPTION SCHEME

At the Board Meeting held on 7th December, 2006 your Directors approved the formulation of an Employee Stock Option Scheme (the Scheme) in terms of the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999. A Committee for implementing and administering the Scheme was constituted. Members have also approved formulating the Scheme by way of resolutions passed through Postal Ballot, the results of which were announced on 20th January, 2007. In terms of the Scheme, a total of 275,000 equity shares of the Company (being 0.30% of the paid-up equity share capital of the Company) would be available to eligible employees. Each option, on exercise, is convertible into one fully paid-up equity share of Rs.10/- of the Company. However, no options have been granted to the employees during the year under review.

DEBENTURES AND TERM LOANS

Your Company has raised long term loans (Rupee term loans and External Commercial Borrowings) of Rs.1,094 crores during the year. The funds were utilized to meet the requirements of capital expenditure and other approved purposes. Debentures and term loans aggregating Rs.233 crores have been repaid during the year.

RESEARCH AND DEVELOPMENT

To foster technical excellence and to maintain its leadership position through development of value added products, your Company continues to accord a high priority to R&D. A steadfast focus on Research and Development is an ongoing major driver of its leadership position in an increasingly competitive business environment.

The high priority that R&D has been accorded to by your Company's Fibre Business, leading to excellence in technical efficiencies now includes lateral development of the Business as well, through developing capabilities to produce new generation of fibres; stimulating competitiveness of the entire downstream textile value chain; and foraying into new areas of fibre consumption. Following the successful commercial production of the 2nd generation Modal fibres developed through the Birla Research Institute for Applied Sciences, your Company has commissioned a full fledged commercial plant for 3rd generation solvent spun fibres. Knowledge and expertise for the benefit of downstream value chain is being generated and disseminated by your Company's

"Textile Research and Applications Development Centre" at Kharach (Gujarat), a uniquely integrated facility, the only one of its kind, under one roof in the world. A unique technology for producing high performance nonwovens for repeat uses is under development and a semi-commercial pilot plant for the same is being established. With significant additions in your Company's captive pulp portfolio at different locations and plantation activities at Laos, a new state-of-art wood and pulp research facility is on the anvil. It will complement the "Grasim Forest Research Institute" at Harihar (Karnataka).

Your Company's Cement business has given a lot of thrust to further streamlining and developing advance research facilities for process engineering research coupled with a complete evaluation of cement and cement related materials. It has also re-oriented its research interests in maximizing waste utilization, search for alternate source of raw material, fuel, chemical and mineral evaluation of captive limestone mines to enhance the quality of cement. Analyses carried out by your Company on raw mix burnability studies, pre-mature failure of refractory bricks, performance of cement mills and retrofitting of roller press hoppers has helped in process optimization and productivity enhancement. Given its focus on customer care, research projects on application related issues in cement and concrete have been put as front line areas. It has worked with key customers to understand and develop suitable solutions for the concrete and cement related matters. During the year, it has also put a sharp focus on development of new products and processes for value addition to the existing products and maintaining an edge over others. Research projects on compatibility interaction between cement and super plasticizers, high volume fly ash concrete for road construction and designing concrete based on numerical modeling have been done for serving customers on cement application.

HUMAN RESOURCES

As many of you may be aware, the Aditya Birla Group has been judged as "The Best Employer of India (2007)" and among the top 20 in Asia by the Hewitt Economic Times Study and the Hewitt Wall Street Journal Study respectively. While this is a matter of great pride, it is also validation of the exemplary people processes that go into the making of a meritocratic organization like our Group. These people processes are applied universally to all of the Group Companies across the five continents and your Company is a beneficiary as well.

Your Company has an enviable track record of managing its intellectual capital successfully. Fostering people development and harnessing their creative potential to the maximum, identifying and grooming management talent and leadership development at all levels remain a priority.

Over 150 Executives from your Company participated in Competency Honing and Leadership Development Programmes at Gyanodaya, your Company's globally benchmarkable Institute of Management Learning. Management moves across levels to the different Companies and sectors helped spawn leaders.

Introducing global HR practices, systems and best practices in the areas of talent development, compensation management, recruitment etc., is enabling and preparing us to address future challenges effectively. Implementation of People soft systems, Variable Pay plan and Job Banding are the major initiatives taken in this direction.

In the recently concluded Organisational Health Study, an overwhelming majority of your Company's employees felt happy at work and found it a professionally rewarding and personally satisfying experience. They said that they would advocate your Company to potential recruits and looked forward to continue with your Company long term. The Group's Corporate Human Resources have played and continue to play a critical role.

CORPORATE GOVERNANCE

Your Company fully adheres to the standards set out by the Securities and Exchange Board of India's Corporate Governance practices and has implemented all of its stipulations. The Company's Statutory Auditor's Certificate dated 25th April, 2007 in terms of Clause 49 of the Stock Exchange Listing Agreement is annexed to and forms part of the Directors' Report.

DIRECTORS' RESPONSIBILITY STATEMENT

As stipulated in Section 217(2AA) of the Companies Act, 1956, your Directors subscribe to the "Directors' Responsibility Statement" and confirm that:-

i) in the preparation of the annual accounts, the applicable accounting standards have been followed along with proper explanation relating to material departures;

ii) the directors have selected such accounting policies and applied them consistently and made judgments and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the financial year and of the profit or loss of the Company for that period ;

iii) the directors have taken proper and sufficient care of the maintenance of adequate accounting records in accordance with the provisions of this Act for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities;

iv) the directors have prepared the annual accounts on a going concern basis.

SUBSIDIARY COMPANIES

The Company's key subsidiaries have done well. The performance of UltraTech Cement Limited was noteworthy. It achieved a cement sale of 14.63 Mn. tons and clinker sale of 2.50 Mn. tons. Domestic cement realizations grew by 39% at Rs.2934 per ton. Net Profit was substantially higher at Rs.782 crores, vis-à-vis Rs.230 crores recorded in FY06. Shree Digvijay Cement Company Limited too has reported a significant improvement in its performance, with production, sales volumes and realizations being higher over the corresponding year. Profit before Exceptional items was higher by 59% at Rs.53 crores.

The Statement pursuant to Section 212 of the Companies Act, 1956 containing the details of the Company's subsidiaries is attached.

In terms of the approval granted by the Central Government u/s 212 (8) of the Companies Act, 1956, copies of the Balance Sheet, Profit & Loss Account, Reports of the Board and the Auditors of all the Subsidiary Companies have not been attached to the Balance Sheet of the Company as at 31st March, 2007. However, the related detailed information of the annual accounts of the Subsidiary Companies will be made available to the Holding and Subsidiary Companies' investors seeking this information at any point of time. The annual accounts of the Subsidiary Companies will also be kept for inspection by the investors at the Registered Office of the Company and that of the Subsidiary Companies concerned.

CONSOLIDATED FINANCIAL STATEMENTS

The Consolidated Financial Statements have been prepared by your Company in accordance with the applicable Accounting Standards (AS-21, AS-23 and AS-27) issued by the Institute of Chartered Accountants of India and the same together with Auditors' Report thereon form part of the Annual Report.

PARTICULARS AS PER SECTION 217 OF THE COMPANIES ACT, 1956

The particulars of employees, required under Section 217(2A) of the Companies Act, 1956, are given as an Annexure to this report.

Additional information on Conservation of Energy, Technology Absorption and Foreign Exchange Earnings and Outgo, stipulated under Section 217(1)(e) of the Companies Act, 1956 is set out in a separate statement, attached to this report and forms part of it.

DIRECTORS

Mr. Y.P. Gupta resigned from the Board with effect from 12th April, 2007 due to his ill health. The Board places on record its sincere appreciation of the valuable services rendered by him during his tenure as a Director of the Company.

Mrs. Rajashree Birla, Mr. Cyril Shroff and Mr. S.G. Subrahmanyan retire from office by rotation and being eligible, offer themselves for re-appointment. A brief resume, expertise and details of other directorships of these Directors is attached along with the Notice of the ensuing Annual General Meeting.

AUDITORS

The observations made in the Auditors' Report are self-explanatory and therefore, do not call for any further comments under section 217(3) of the Companies Act, 1956.

Your Directors request you to appoint Auditors for the current year as set out in the accompanying notice of the Annual General Meeting.

COST AUDITORS

In pursuance of Section 233-B of the Companies Act, 1956, your Directors have appointed M/s R. Nanabhoy & Co., Mumbai, M/s R.J. Goel & Co., Delhi, M/s K.G. Goel & Co., Jaipur and M/s N.D. Birla & Co., Ahmedabad as the Cost Auditors to conduct the Cost Audit of Pulp & Fibre, Caustic Soda, Sulphuric Acid, Cotton Textile and Cement for the year 2007-08, subject to the approval of the Central Government.

APPRECIATION

Your Directors wish to place on record their appreciation of the dedication and commitment of your Company's employees to the growth of your Company. Their unstinted support has been and continues to be integral to your Company's ongoing success.

Your Directors wish to thank the Central and State Governments, banks, financial institutions, shareholders and business associates for their continued co-operation and support.

For and on behalf of the Board

Kumar Mangalam Birla
Chairman

Mumbai, 25th April, 2007

ANNEXURE TO THE DIRECTORS' REPORT

Annexure to the Directors' Report
Information under Section 217(1) (e) of the Companies Act, 1956 read with Companies Act, 1956 read with Companies (Disclosure of Particulars in the Report of Board of Directors) Rule, 1988 and forming part of the Directors' Report for the year ending 31st March, 2007.

A CONSERVATION OF ENERGY

a) Energy Conservation measures taken

The Company is engaged in the continuous process of energy conservation through improved operational and maintenance practices:

i) Viscose Staple Fibre Units

- Installation of Variable Frequency Drives for various pumps
- Installation of energy efficient motors
- Air Operated double diaphragm pp valve in place of MSRL for hypo transfer
- Installation of variable speed fluid coupling in ID fan.
- Installation of finned coiled heat exchanger between ID fan and Chimney
- Installation of PHE in cooling Spin Bath feed to PC / BC of cystallizers
- Replacement of lower efficiency Ejectors by higher efficiency Ejectors for MSFE in Recovery
- Interlocking of dissolver impeller with pump & installation of power monitoring kilt in dissolver section
- Installation of PHE in cooling Spin Bath feed to PC / BC of cystallizers

ii) Pulp Units

- Installation of energy efficient lime kiln to reduce furnace oil consumption
- Installation of higher efficiency pumps for recovery boiler No.1 & 2.
- New Surface Condenser in Evaporator for steady vacuum and improved steam economy.
- Substituting control valve operation with Variable frequency drive in green liquor supply system.
- Blow tank dilution pump replacement with higher efficiency pump.

iii) Cement Units

- Modification of kiln firing burner.
- Modification of DDF Calciner Venturi to reduce the pressure drop.
- Installation of new Preheater fan and motor of higher capacity.
- Installation of Variable Speed Drives
- Installation of SPRS
- Installation of Energy Efficient Motors
- Modification of Preheater cyclone to reduce the pressure Drop
- Lube oil heat recovery module in DG set

iv) Chemical Units

- Replacement of Mercury Cell unit with Membrane Cell unit.
- Installation of Energy Efficient Motors.
- Replacement of low capacity chlorine compressor with higher Capacity Energy Efficient Chlorine Compressor
- Installation of Harmonics Filter Banks.

b) Additional investment and proposals, if any, being implemented for reduction of consumption of energy:

i) Viscose Staple Fibre Units

- Higher efficiency pumps in evaporation section in Auxiliary
- Installation of LFC MSFE for HWM production
- Installation of screw compressor in place of reciprocating compressor.
- Installation of PHE in cooling Spin Bath feed to PC / BC of cystallizers
- Adoption of triple effect steam ejector at anhydrous evaporators in Auxiliary
- Adoption of acid absorption crystallisers in place of steam based crystallised in Auxiliary

ii) Pulp Units

- Separate lighting transformer to optimize the lighting voltage at 380-390 volts
- Variable frequency drive for induced & forced draft fan in fludized bed saw dust boiler.
- Steam and power conservation in Evaporator by effective utilization of flash vapour and modifying condensate pumping system

iii) Cement Units

- Vertical Roller Mill for Cement grinding.
- Installation of Screw compressors
- Water Injection in preheater cyclones.

— Installation of V- Separator
— Installation of New Generator Roller presses for raw material grinding.
— Modification of Preheater cyclone to reduce the pressure drop

iv) **Chemical Units**
— Installation of Variable Frequency Drives.
— Replacement of old rewound motors with Energy Efficient Motors.
— Remembraning of Membrane Cell Elements.
— Replacement of low Efficient aux.transformer with Energy Efficient Transformer

c) **Impact of Measures at (a) and (b) above for reduction of energy consumption and consequent impact on the cost of production of goods:**
The above measures have resulted/ will result in reduction in fuel & power consumption, increase in productivity and reduction in energy cost.

d) **Total Energy Consumption and Energy Consumption per Unit of Production:**
As per Form "A" attached.

B. TECHNOLOGY ABSORPTION

Efforts made in Technology Absorption in Form "B"

RESEARCH & DEVELOPMENT (R&D)
FORM "B"

1 **Specific areas in which R&D carried out by the Company:**
Viscose Staple Fibre Units
— Development of new generation fibres and applications
Cement Units
— Development of sealing material with heat reflecting property for roof and water tanker
— Development of cement paint concentrate
— Use of Mineralisers
— Use of Performance improver to enhance quality
— Use of CFD technique for optimising plant operations
— Maximising Waste utilisation, alternative raw materials, fuels and chemicals
— High Volume Fly Ash concrete for road construction

2 **Future Plan of Action**
Viscose Staple Fibre Units
— Production technology for high performance non wovens for repeat use
— R&D activities through TRADC to assist Textile Industry, the downstream value chain, for design of fabric to enhance the fabric performance
— R & D activities in the area of wood and pulp at Grasim Forest Research Institute
Cement
— Development of new products and processes
— Usage of alternate fuel
— New improved version of wall care putty
— Compatibility interaction between cement and super plasticizers

3 **Expenditure on R & D**

Expenditure	Rs. Crs.
a. Capital	1.17
b. Recurring	3.66
Total Expenditure	4.83
c. Total R & D Expenditure as a percetage of turnover	0.06%

4 **Technology Absorption, Adoption and Innovation**
The latest technology adopted for improving productivity and product quality and reducing consumption of scarce raw materials and fuels.
Information regarding technology imported during the last five years :
— Installation of Electronic Packers for wall care putty
— Installation of Automatic proportionate, batching & mixing plant
— Imparting training to personnel by foreign technicians in various manufacturing techniques by foreign and Indian experts.

C. FOREIGN EXCHANGE EARNINGS AND OUTGO

The information on Foreign Exchange earnings and outgo is contained in Schedule 23 (4) and (5) of accounts. The Company is exporting Viscose Staple Fibre, Chemicals, Cement, Textiles and Plant & Machinery and has taken successful initiatives for increasing exports

FORM 'A'

Total Energy Consumption and Energy Consumption per unit of Production

(A) POWER & FUEL CONSUMPTION

		Unit	Current Year	Previous Year (Rev)
1.	**Electricity**			
	a) Purchased - Unit	'000	505164	412462
	Total amount	Rs in lacs	21035.80	17072.94
	Rate per Unit	Rs./Unit	4.16	4.14
	b) Own Generation			
	I) Through Diesel Generator - Unit	'000	223471	307646
	Unit per Liter of Diesel Oil	Units/Ltr.	4.07	4.05
	Cost/Unit	Rs./Unit	4.90	4.39
	II) Through Stem Turbine - Units	'000	1082335	1308334
	Units per Kg. of Steam	Co-generation of Steam & Power		
	Cost/Unit (Cost of fuel and duties only)	Rs./Unit	2.16	2.24
2.	**Coal (Slack, Steam & ROM including Lignite Coal & other Alternate Fuel)**			
	For Co-generation of Steam & Power	Tonne	1544604	1584550
	For Process in Cement Plants	Tonne	1441353	1382900
	Total amount	Rs in lacs	80723.40	71227.87
	Average rate	Rs./Tonne	2703.43	2400.32
3.	**Furnace Oil (Including LSHS)**			
	Quantity	K. Ltrs.	60966	82306
	Total amount	Rs in lacs	10617.96	12564.87
	Average rate	Rs./K. Ltr.	17416	15266
4.	**Light Diesel Oil (LDO)**			
	Quantity	K. Ltrs.	1163	1445
	Total amount	Rs in lacs	327.67	387.53
	Average rate	Rs./K. Ltr.	28182	26818
5.	**High Speed Diesel Oil (HSD)**			
	Quantity	K. Ltrs.	1036	691
	Total amount	Rs in lacs	349.35	193.88
	Average rate	Rs./K. Ltr.	33736	28058
6.	**Internal Generation**			
	Steam			
	a) From Chemical Recovery Boiler in Rayon Pulp plants			
	Quantity	Tonne	593701	580242
	Total Cost	Rs in lacs	43.43	39.88
	Rate/Unit (Cost of Oil used for firing support in Boiler)	Rs./Tonne	7.31	6.87
	b) From Waste Heat Boiler in Sulphuric Acid Plants:			
	Quantity	Tonne	187931	185275
	Total Cost	Rs in lacs	N.A.	N.A.
	Rate/Unit	Rs./Tonne	N.A.	N.A.

(B) CONSUMPTION PER UNIT OF PRODUCTION :

		(Electricity units)		Coal/Petcoke (Kg.)		Steam (Tonne)	
Name of the Product	Unit	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year
1. Viscose Staple Fibre (incl. for intermediate & by products)							
Standard	Per Tonne	1,500.00	1,500.00	—	—	12.50	12.50
Actual	Per Tonne	1,180.54	1,214.73	—	—	9.42	9.34
2. Caustic Soda (For Cell House only)							
a. Mercury Plant							
Standard	Per Tonne	3,400.00	3,400.00	—	—	—	—
Actual	Per Tonne	2,797.00	2,828.00	—	—	—	—
a. Membrane Cell Plant							
Standard	Per Tonne	2,400.00	2,400.00	—	—	—	—
Actual	Per Tonne	2,177.00	2,275.00	—	—	—	—
3. Cement							
Grey							
Standard	Per Tonne	120.00	120.00	220.00	220.00	—	—
Actual	Per Tonne	78.27	79.85	96.00	95.12	—	—
White							
Actual	Per Tonne	120.70	117.67	0.13	0.13	—	—
4. Textiles							
Actual							
Yarn Per 100 Kg.		576.77	550.61	—	—	0.34	0.23
Fibre Dyeing	Per 100 Kg.	—	—	—	—	0.31	0.35
Cloth Per 100 Kg.		482.76	453.79	—	—	0.98	0.97
5. Stable Bleaching Powder (SBP)							
Standard	Per Tonne	230.00	230.00	—	—	0.28	0.28
Actual	Per Tonne	132.00	129.00	—	—	0.14	0.13
6. Poly Aluminium Chloride							
Standard	Per Tonne	75.00	75.00	—	—	0.33	0.33
Actual	Per Tonne	71.00	57.00	—	—	0.25	0.27
7. Chlorosulphonic Acid							
Standard	Per Tonne	125.00	125.00	—	—	0.33	0.33
Actual	Per Tonne	114.00	113.00	—	—	0.10	0.09

Note : Form 'A' is not applicable to Sponge Iron Division

AUDITORS' REPORT

TO THE MEMBERS OF GRASIM INDUSTRIES LIMITED

1. We have audited the attached Balance Sheet of GRASIM INDUSTRIES LIMITED as at 31st March, 2007 and also the Profit & Loss Account and Cash Flow Statement for the year ended on that date annexed thereto. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

2. We conducted our audit in accordance with auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3. As required by the Companies (Auditors' Report) Order, 2003 ("the order") issued by the Central Government of India in terms of sub-section (4A) of Section 227 of the Companies Act, 1956, we annex here to a statement on the matters specified in paragraphs 4 and 5 of the said Order.

4. On the basis of written representations received on 31st March, 2007 from the directors of the Company and taken on record by the Board of Directors, we report that none of the Directors is disqualified as on 31st March, 2007 from being appointed as a director in terms of clause (g) of sub-section (1) of section 274 of the Companies Act, 1956.

5. Further to our comments in the Annexure to paragraph 3 above we report that –

   a) We have obtained all the information and explanations, which to the best of our knowledge and belief were necessary for the purpose of our audit;

   b) In our opinion, proper books of account as required by law have been kept by the company so far as it appears from our examination of those books. Proper returns adequate for the purpose of our audit have been received from the branches not visited by us;

   c) The reports on the accounts of the Branches audited by other Auditors have been forwarded to us and have been appropriately dealt by us in preparing our report;

   d) The Balance Sheet, Profit & Loss Account and Cash Flow Statement dealt with by this report are in agreement with the books of account and with the audited returns from the branches;

   e) In our opinion, the Balance Sheet, Profit & Loss Account and Cash Flow Statement dealt with by this report comply with the accounting standards referred to in sub-section (3C) of Section 211 of the Companies Act, 1956;

   f) In our opinion and to the best of our information and according to the explanations given to us, the said accounts read together with notes thereon as appearing in Schedule of Accounting Policies and Notes on Accounts give the information required by the Companies Act, 1956 in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India;

      i) in the case of Balance Sheet, of the state of affairs of the Company as at 31st March 2007;

      ii) in the case of the Profit & Loss Account, of the profit for the year ended on that date; and

      iii) in the case of Cash Flow Statement, of the cash flows for the year ended on that date.

For G.P. Kapadia & Co
Chartered Accountants

ATUL B. DESAI
Partner
(Membership No.30850)

Date: 25th April, 2007
Place: Mumbai

ANNEXURE AUDITORS' REPORT

ANNEXURE TO AUDITORS' REPORT

(Referred to in paragraph 3 of our report of even date)

1. (a) The Company has maintained proper records showing full particulars including quantitative details and situation of fixed assets.

   (b) Fixed Assets have been physically verified by the management according to the regular programme of periodical verification in phased manner which in our opinion is reasonable having regard to the size of the Company and the nature of its fixed assets. The discrepancies noticed on such physical verification were not material.

   (c) No substantial part of fixed assets has been disposed off during the year, which has bearing on the going concern status of the Company.

2. (a) The inventory of the Company at all its locations (except stocks with third parties and in-transit, confirmation/subsequent receipt have been obtained in respect of such inventory) has been physically verified by the management at reasonable intervals.

   (b) The procedures of physical verification of inventory followed by the management are reasonable and adequate in relation to the size of the Company and nature of its business.

   (c) The Company is maintaining proper records of inventory. The discrepancies noticed on such physical verification of inventory as compared to book records were not material.

3. The Company has neither granted nor taken any loans, secured or unsecured to and from companies, firms or other parties covered in the register maintained under section 301 of the Companies Act, 1956. Accordingly, the clauses 4 (iii) (b) to (g) of the Order are not applicable.

4. In our opinion and according to the information and explanations given to us, there are adequate internal control procedures commensurate with the size of the Company and the nature of its business with regard to purchase of inventory, fixed assets and for the sale of goods. During the course of our audit, we have not observed any continuing failure to correct major weaknesses in internal control.

5. In our opinion and according to the information and explanations given to us, there are no transactions that need to be entered into a register maintained under Section 301 of the Companies Act, 1956. Accordingly, the clause 4 (v) (b) of the Order is not applicable.

6. In our opinion and according to the information and explanations given to us, the Company has complied with the directives issued by the Reserve Bank of India and the provision of Section 58A and Section 58AA of the Companies Act, 1956 and the rules framed there under with regard to deposits accepted from the public. No order has been passed by Company Law Board or Reserve bank of India or National Company Law Tribunal or any Court or any Tribunal in this regard.

7. In our opinion, the Company has an internal audit system commensurate with the size of the Company and nature of its business.

8. We have broadly reviewed the books of account maintained by the Company pursuant to the rules made by the Central Government for the maintenance of cost records under Section 209(1)(d) of the Companies Act, 1956 in respect of the Company's products to which the said rules are made applicable and are of the opinion that prima facie the prescribed records have been made and maintained. We have, however, not made a detailed examination of the said records with a view to determine whether they are accurate or complete.

9. (a) In our opinion and according to the information and explanations given to us, undisputed statutory dues including Provident Fund, Investors Education and Protection Fund, Employees' State Insurance, Income Tax, Sales Tax, Wealth Tax, Custom Duty, Excise Duty, Service Tax, Cess and any other statutory dues have been regularly deposited in time during the year with the appropriate authorities and there are no undisputed statutory dues payable for a period of more than six months from the date they became payable as at 31st March 2007.

(b) (i) In our opinion and according to the information and explanations given to us, there are no dues in respect of Wealth Tax that have not been deposited on account of any dispute.

(ii) In our opinion and according to the information and explanations given to us, the dues in respect of Sales Tax, Income Tax, Custom duty, Excise Duty, Service Tax, Cess that have not been deposited with the appropriate authorities on account of dispute and the forum where the dispute pending are given below:–

Sr. No.	Name of the statute (Nature of Dues)	Forum where dispute is pending	Amount (Rs. in Crs.)	Period
1	Sales Tax Act & Value Added Tax Act(Tax)	Supreme Court, High Court, Tribunal, Appellate Authorities, Assessing Authorities.	27.03 4.83 2.88 0.42	1987-2007 1999-2006 1999-2006 2001-2006
2	Income Tax Act, 1961 (Tax)	Appellate Authorities	0.47	2001-2007
3	Customs Act, 1962(Duty)	Appellate Authorities	12.05	2002-2007
4	Central Excise Act,1944 (Duty / Penalty)	Supreme Court, High Court, Tribunal, Appellate Authorities, Assessing Authorities	33.31 0.96 42.51 0.02	1995-2005 1994-2005 1991-2007 2000-2007
5	Service Tax under the Finance Act, 1994(Tax)	Appellate Authorities	8.66	1997-2007
6	Cess under Various Acts (Cess / Interest)	Supreme Court, High Court Appellate Authorities, Assessing Authorities	10.46 14.84 0.29	1981-2007 1978-2007 2005-2007

10. The Company does not have accumulated losses as at the end of the financial year and has not incurred cash losses in the current financial year and in the immediately preceding financial year.

11. The Company has not defaulted in repayment of any dues to financial institutions or banks or debenture holders.

12. According to the information and explanations given to us, the Company has not granted any loans and advances on the basis of security by way of pledge of shares, debentures and other securities.

13. The Company is not a chit fund or a nidhi / mutual fund / society, therefore, the clause 4(xii) of the Order is not applicable to the Company.

14. In our opinion, the Company is not dealing in or trading in shares, securities, debentures and other investments. Therefore, the provisions of clause 4(xiv) of the Order are not applicable to the Company.

15. In our opinion, according to the information and explanations given to us, the terms and conditions on which the Company has given guarantees for loans taken by others from bank and financial institutions are not prima facie prejudicial to the interest of the Company.

16. In our opinion, on the basis of information and explanations given to us, the term loans were applied for the purpose for which the loans were obtained.

17. According to information and explanations given to us, and on an overall examination of the Balance Sheet of the Company, fund raised on short term basis have, prima facie, not been used during the year for long term investment.

18. The Company has not made any preferential allotment of shares to any parties or companies covered in the register maintained under Section 301 of the Companies Act, 1956 during the year.

19. On the basis of records made available to us, the company has created securities in respect of debentures issued/outstanding during the year.

20. The Company has not raised any money through a public issue during the year.

21. Based upon the audit procedures performed and on the basis of information and explanations provided by the management, we report that no fraud on or by the Company has been noticed or reported during the course of the audit.

For G.P. Kapadia & Co
Chartered Accountants

ATUL B. DESAI
Partner
(Membership No.30850)

Place : Mumbai
Date : 25th April, 2007

AUDITORS' CERTIFICATE ON CORPORATE GOVERNANCE TO THE MEMBERS OF GRASIM INDUSTRIES LIMITED

We have examined the compliance of conditions of Corporate Governance procedures implemented by Grasim Industries Limited during the year ended 31st March, 2007, as stipulated in Clause 49 of the listing agreement of the said Company with Stock Exchanges in India.

The Compliance of conditions of Corporate Governance is the responsibility of the management. Our examination was limited to review of procedures and implementation thereof, adopted by the Company for ensuring the compliance of conditions of the Corporate Governance. It is neither an audit nor an expression of opinion on the financial statements of the Company.

On the basis of our review and according to the information and to the explanations given to us, and representation made by the Management, the conditions of Corporate Governance as stipulated in Clause 49 of the listing agreement(s) with stock exchanges have been complied with in all material respect by the Company.

We state that no investor grievance for a period exceeding one month against the Company as on 31st March, 2007 is pending as per the records maintained by the Shareholders' Grievance / Allotment and Transfer Committee of the Board.

We further state that such compliance is neither an assurance as to the future viability of the Company nor the efficiency or effectiveness with which the management has conducted the affairs of the Company.

For G.P. Kapadia & Co
Chartered Accountants

ATUL B. DESAI
Partner
(Membership No.30850)

Place : Mumbai
Date : 25th April, 2007

BALANCE SHEET AS AT 31ST MARCH, 2007

	Schedules			Rs. in Crores Previous Year
SOURCES OF FUNDS				
Shareholders' Funds				
Share Capital	1	91.69		91.69
Reserves and Surplus	2	6,138.35		4,890.39
			6,230.04	4,982.08
Loan Funds				
Secured Loans	3	2,291.00		1,386.12
Unsecured Loans	4	660.56		593.55
			2,951.56	1,979.67
Deferred Tax Liabilities			582.55	584.38
TOTAL			9,764.15	7,546.13
APPLICATION OF FUNDS				
Fixed Assets				
Gross Block	5	6,770.97		6,114.12
Less: Depreciation / Amortisation		3,380.53		3,109.49
Net Block		3,390.44		3,004.63
Capital Work-in-Progress		1,192.35		293.64
			4,582.79	3,298.27
Fixed Assets held for disposal			14.33	12.76
Investments	6		4,274.70	3,481.71
Current Assets, Loans and Advances				
Interest accrued on Investments		0.70		1.46
Inventories	7	824.14		750.73
Sundry Debtors	8	576.48		413.45
Cash and Bank Balances	9	116.38		155.58
Loans and Advances	10	824.69		705.54
		2,342.39		2,026.76
Less:				
Current Liabilities and Provisions				
Liabilities	11	1,266.86		969.15
Provisions	12	183.20		304.22
		1,450.06		1,273.37
Net Current Assets			892.33	753.39
TOTAL			9,764.15	7,546.13
Accounting Policies and Notes on Accounts	21 & 22			

As per our separate report attached

For G. P. KAPADIA & Co.,
Chartered Accountants

(ATUL B. DESAI)
Partner

Mumbai
Dated: 25th April, 2007

ASHOK MALU
Company Secretary

D. D. RATHI
Whole-time Director & CFO

KUMAR MANGALAM BIRLA
Chairman
RAJASHREE BIRLA
M. L. APTE
B. V. BHARGAVA
R. C. BHARGAVA
S. B. MATHUR
CYRIL SHROFF
S. G. SUBRAHMANYAN
Directors
SHAILENDRA K. JAIN
Whole-time Director

PROFIT & LOSS ACCOUNT FOR THE YEAR ENDED 31ST MARCH, 2007

	Schedules			Rs. in Crores Previous Year
INCOME				
Gross Sales		9,607.97		7,638.41
Less: Excise Duty		1,004.38		985.80
Net Sales			8,603.59	6,652.61
Interest and Dividend Income	13		113.27	67.53
Other Income	14		168.49	152.41
Increase / (Decrease) in Stocks	15		(16.44)	(43.48)
			8,868.91	6,829.07
EXPENDITURE				
Raw Materials Consumed	16		2,219.32	1,822.69
Manufacturing Expenses	17		1,744.33	1,580.34
Purchases of Finished and Other Products			321.16	240.15
Payments to and Provisions for Employees	18		459.40	407.64
Selling, Distribution, Administration and Other Expenses	19		1,505.69	1,181.33
Interest	20		111.84	103.38
Depreciation and Amortisation [Note A of Schedule 5]			317.91	291.64
			6,679.65	5,627.17
Profit before Tax & Exceptional Items			2,189.26	1,201.90
Surplus on pre-payment of sales tax loan			-	4.13
Write back of provision for diminution			37.10	-
Profit before Tax			2,226.36	1,206.03
Provision for Current Tax			(692.38)	(369.82)
Deferred Tax			1.83	27.00
Profit after Tax			1,535.81	863.21
Debenture Redemption Reserve No Longer Required			38.56	8.62
Investment Allowance Reserve No Longer Required			0.05	0.25
Balance brought forward from Previous Year			878.37	815.35
Profit available for Appropriation			2,452.79	1,687.43
Appropriations:				
Interim Dividend			252.10	-
Proposed Dividend			-	183.35
Corporate Dividend Tax			35.36	25.71
General Reserve			1,200.00	600.00
Balance carried to Balance Sheet			965.33	878.37
			2,452.79	1,687.43
Basic and diluted earnings per share (in Rs.)			167.50	94.14
Accounting Policies and Notes on Accounts	21 & 22			

As per our separate report attached

For G. P. KAPADIA & Co.,
Chartered Accountants

(ATUL B. DESAI)
Partner

Mumbai
Dated: 25th April, 2007

ASHOK MALU
Company Secretary

D. D. RATHI
Whole-time Director & CFO

KUMAR MANGALAM BIRLA
Chairman
RAJASHREE BIRLA
M. L. APTE
B. V. BHARGAVA
R. C. BHARGAVA
S. B. MATHUR
CYRIL SHROFF
S. G. SUBRAHMANYAN
Directors
SHAILENDRA K. JAIN
Whole-time Director

Rs. in Crores

SCHEDULE 1

			Previous Year
A. SHARE CAPITAL			
Authorised			
95000000	Equity Shares of Rs.10 each	**95.00**	95.00
	Redeemable Cumulative Preference Shares of Rs.100 each		
150000	15 % "A" Series	**1.50**	1.50
100000	8.57 % "B" Series	**1.00**	1.00
300000	9.30 % "C" Series	**3.00**	3.00
		100.50	100.50
Issued, Subscribed and Paid up			
91673834	Equity Shares of Rs.10 each fully paid (Previous Year 91673654 Equity Shares) Of the above, 29532500 Equity Shares were issued as fully paid up Bonus Shares by way of Capitalisation of Share Premium and Reserves and 19359864 (Previous Year 19359684) Equity Shares of Rs.10 each issued as fully paid up for acquiring the cement business pursuant to Scheme of Arrangement without payment being received in cash	**91.67**	91.67
B. SHARE CAPITAL SUSPENSE			
15651	Equity Shares (Previous Year 15831) of Rs. 10 each to be issued as fully paid up pursuant to acquiring of cement business of Aditya Birla Nuvo Limited under Scheme of Arrangement without payment being received in cash.	**0.02**	0.02
	Total Issued, Subscribed and Paid up Share Capital including Share Capital Suspense	**91.69**	91.69

SCHEDULE 2
RESERVES AND SURPLUS

		Balance as at 31st March, 2006	Addition during the year	Deduction/ Adjustments during the year	Balance as at 31st March, 2007
1.	Capital Reserve				
	— On Revaluation of Fixed Assets	4.28	—	0.39*	3.89
	— Capital Subsidy	1.53	—	—	1.53
2.	Amalgmation Reserve	1.38	—	—	1.38
3.	Preference Share Capital Redemption Reserve	1.48	—	—	1.48
4.	Debenture Redemption Reserve	138.98	—	38.56	100.42
5.	Share Premium Account	823.32	—	—	823.32
6.	General Reserve	3,041.00	1,200.00	—	4,241.00
7.	Investment Allowance Reserve	0.05	—	0.05	—
8.	Surplus as per Profit and Loss Account	878.37	1,286.96	1,200.00	965.33
		4890.39	2,486.96	1,239.00	6138.35
	Previous year	4236.66	663.02	9.29	4890.39

* Deduction/adjustment on account of :
Depreciation provided on revalued block Rs. 0.39 Crores

SCHEDULE 3		Rs. in Crores Previous Year
SECURED LOANS		
Non-Convertible Debentures (Note 1)	501.69	630.93
Loans and advances from Banks:		
Working Capital Borrowings from Banks secured by hypothecation of stocks and book debts of the Company	246.51	143.27
Documentary bills discounted against Demand / Usance Bills under Letter of Credit	84.69	55.04
Rupee Term Loans (Note 2[a])	143.90	92.63
Foreign Currency Loans (Note 3)	1270.66	454.44
Other Loans:		
Rupee Term Loan (Note 2[b])	38.30	—
Deferred Sales Tax Loans secured by first available charge on the assets of Cement Units I & II at Jawad [subject to the charge of the Non-Convertible Debentures and Loans referred in Note 1 & 3(a) below]	5.25	9.81
	2291.00	1386.12

Notes:

1. Non-Convertible Debentures

A Following Non-Convertible Debentures are secured by first pari-passu charge on the fixed assets, both present and future, of the specified divisions:

a) 13.25% - XXII Series Non-Convertible Debentures (redeemed at par in three equal annual instalments commenced from 31.03.2005) were secured on a plot of land situated in Maharashtra and on the fixed assets of the divisions as mentioned in Note 4 below.	—	14.33
b) 12.60% - XXIII Series Non-Convertible Debentures (redeemable at par in three annual instalments of 33%, 33% and 34% respectively of the face value of the debentures, commenced from 17.08.2005) are secured on a plot of land situated in Maharashtra and on the fixed assets of the divisions as mentioned in Note 4 below.	26.69	52.60
c) i) 10.10% - XXVIII Series Non-Convertible Debentures (redeemed at par on 01.06.2006); and	—	35.00
ii) 9.70% - XXIX Series Non-Convertible Debentures (redeemed at par on 03.07.2006) were secured on the fixed assets of Sponge Iron Division at Salav.	—	30.00
d) 8.85% - XXX Series Non-Convertible Debentures (redeemed at par on 04.12.2006) were secured on a plot of land situated in Maharashtra and on the fixed assets of Chemical Division at Nagda and Grasim Cement Division at Raipur.	—	124.00
e) i) 8.35% - XXXI Series Non-Convertible Debentures (redeemable at par on 05.07.2009, with put and call option on 05.07.2007)	60.00	60.00
ii) 8.20% - XXXII Series Non-Convertible Debentures (redeemable at par on 20.07.2009, with put and call option on 20.07.2007)	40.00	40.00
iii) Floating Rate (14% minus CMT1 per annum) - XXXIII Series Non-Convertible Debentures (redeemable at par on 13.08.2007)	50.00	50.00
iv) 7.55% - XXXIV Series Non-Convertible Debentures (redeemable at par on 20.08.2007); and	25.00	25.00
v) 6.75% - XXXV Series Non-Convertible Debentures (redeemable at par on 09.11.2009, with put and call option on 09.11.2007)	100.00	100.00
vi) 6.08% - XXXVI Series Non-Convertible Debentures (redeemable at par on 11.01.2010, with put and call option on 11.01.2008) are secured on the fixed assets of the divisions as mentioned in Note 4 below.	100.00	100.00

SCHEDULE 3 (Contd.)

		Rs. in Crores Previous Year
B MIBOR Linked NCDs (Redeemable at par on 12.06.2007, with daily put and call option)	100.00	—
	501.69	630.93

2. a) Rupee Term Loans from Banks are secured by exclusive charge on certain fixed assets of:		
i) Fibre Divisions at Nagda, Harihar and Kharach	18.70	22.43
ii) Fibre/Pulp Divisions at Nagda & Harihar	125.20	70.20
	143.90	92.63
b) Other Rupee Term Loan is secured by first charge on the movable fixed assets, both present and future, of Textile Divisions at Bhiwani and Malanpur and proposed to be further secured on the immovable fixed assets, both present and future, of the said divisions.	38.30	—
3. a) Foreign Currency Loans are secured by first pari passu charge on the fixed assets, both present and future, of: the divisions as mentioned in Note 4 below.	454.54	454.54
b) Foreign Currency Loans to be secured by first pari passu charge on the fixed assets, both present and future, of one or more divisions of the Company.	816.12	—
	1,270.66	454.54

4. The Non-Convertible Debentures mentioned in Note 1A-a), b) and e) above and Foreign Currency Loans mentioned in Note 3 a) above are secured on the fixed assets, both present and future of Grasim Cement Division at Raipur, Chemical Division at Nagda, Cement Division-South at Reddipalayam, Aditya Cement Division at Shambhupura, Vikram Cement Division at Jawad, Rajashree Cement Divisionat Malkhed, White Cement Division at Kharia Khangar, Birla Super Cement Division at Hotgi, Birla PlusCement Division at Bathinda, Birla Super Bulk Terminal Division at Doddaballapur, Vikram Ispat Divisionat Salav, Fibre & Pulp Divisions at Harihar, Staple Fibre Division at Nagda, Engineering& Development Division at Nagda and Staple Fibre Division at Kharach(excluding certain specific fixed assets of Fibre/Pulp Divisions at Nagda, Harihar & Kharach which are exclusively charged for the loans mentioned in Note 2 a) above).

SCHEDULE 4

UNSECURED LOANS

From Banks:		
Buyer's Import Credit	73.54	137.33
Documentary Bills Discounted Against Usance Bills	1.97	7.28
Other Loans and Advances:		
From Banks:		
Foreign Currency Loans	184.58	-
From Others:		
Deferred Sales Tax Loan	400.47	448.94
	660.56	593.55

SCHEDULE 5

FIXED ASSETS

Rs. in Crores

S. No.	PARTICULARS	GROSS BLOCK				DEPRECIATION				NET BLOCK	
		As at 31.3.06	Additions and/or transfers	Deductions and/or transfers	As at 31.3.07	Upto 31.3.06	Deductions and/or transfers	For the Year	Upto 31.3.07	As at 31.3.07	As at 31.3.06
1.	Freehold Land	72.56	68.39	0.16	140.79	—	—	—	—	140.79	72.56
2.	Leasehold Land	69.51	64.69	—	134.20	8.75	—	1.85	10.60	123.60	60.76
3.	Buildings	518.97	33.35	10.47	541.85	121.66	0.34	15.10	136.42	405.43	397.31
4.	Workers' Quarters under Government Subsidised Schemes	0.55	—	—	0.55	0.48	—	—	0.48	0.07	0.07
5.	Railway Sidings	96.02	0.18	—	96.20	38.47	—	4.32	42.79	53.41	57.55
6.	Plant & Machinery	5,046.04	553.16	78.75	5,520.45	2,764.93	38.43	269.59	2,996.09	2,524.36	2,281.11
7.	Ships	64.12	—	—	64.12	32.50	—	3.21	35.71	28.41	31.62
8.	Furniture, Fittings & Office Equipments	192.89	26.72	10.78	208.83	120.06	6.96	15.38	128.48	80.35	72.83
9.	Vehicles etc.	51.10	7.64	5.37	53.37	21.91	2.89	7.09	26.11	27.26	29.19
10.	Intangible Assets — Computer Software	2.36	8.25	—	10.61	0.73	(0.99)	2.13	3.85	6.76	1.63
		6,114.12	762.38	105.53	6,770.97	3,109.49	47.63	318.67	3,380.53	3,390.44	3,004.63
	Previous Year	5,897.04	261.11	44.03	6,114.12	2,848.17	30.74	292.06	3,109.49		
	Capital work-in-progress (including Advances & Pre-operative Expenses)									1,192.35	293.64
										4,582.79	3298.27

			Previous Year
A.	Depreciation & amortisation for the year	318.67	292.06
	Less: Transferred to pre-operative expenses	0.37	-
	Less: Additional depreciation on revalued assets withdrawn from capital reserve	0.39	0.42
		317.91	291.64

B. 1. Buildings include value of Shares of Rs. 3750 (Previous year Rs. 3750) issued by the Co-Operative Housing Society under its Bye-laws, in the name of Company's nominees.

2. Execution of documents in respect of plots of Land amounting to Rs. 40.24 Crores (Previous Year Rs. 0.39 Crore) is pending.

3. Workers' Quarters include those mortgaged with State Governments against subsidies received.

4. Buildings include Rs. 16.94 Crores (Previous Year Rs. 15.13 Crores) towards shares and debentures for right of exclusive use, possession and occupation of office space.

5. Assets amounting to Rs. 105.47 Crores (Previous year Rs. 105.47 Crores) are held on Co-ownership with other companies.

6. Fixed Assets include assets of Rs. 17.96 Crores (Previous Year Rs. 17.50 Crores) not owned by the Company.

7. Plant and Machinery include assets given on operating lease amounting to Rs. 25.54 crores (Previous Year Rs. 25.54 Crores).

8. Capital work in progress include advance against Capital Orders, Technical know-how and Supervision fees, Machinery under installation/in transit, construction materials purchases, other assets under erection and pre-operative expenses.

9. Leasehold Land includes mining rights.

			Rs. in Crores Previous Year
C.	Pre-operative Expenses pending Allocation /Appropriation :		
1	Salaries, Wages, Bonus, Gratuity, etc.	6.58	0.77
2	Contribution to Providend & Other Funds	0.16	0.05
3	Employees' Welfare Expenses	0.09	0.01
4	Rent and Hire Charges	0.60	0.06
5	Rates & Taxes	0.37	0.15
6	Stationery, Printing, Postage and Telephone Expenses	0.33	0.04
7	Travelling & Conveyance	2.83	0.60
8	Legal and Professional Charges	2.15	1.51
9	Depreciation	0.37	—
10	Miscellaneous Expenses	24.99	1.50
		38.47	4.69
	Add: Pre-operative Expenditure incurred upto Previous Year	14.81	10.12
	Total Pre-operative Expenditure	53.28	14.81
	Less: Allocated/transferred to Fixed Assets/Capital Work-in-progress	7.23	—
	Balance transferred to Capital Work-in-progress	46.05	14.81

SCHEDULE 6

INVESTMENTS
LONG TERM

				Previous Year
1.	**Government and Trust Securities**			
i)	Government Securities Unquoted -			
	Securities deposited with Government Departments		0.02	0.02
ii)	Trust securities - Quoted -			
600000	6.75% US 64 Bonds of Rs. 100 each of The Unit Trust of India		6.16	6.16
	6.60% Tax Free Bonds of Rs. 100 each of the Unit Trust of India (Previous year 1350000)		-	14.27
2.	**Shares, Bonds and Debentures**			
A	**TRADE INVESTMENTS** Equity Shares - Fully paid			
a)	Quoted			
3345816	Aditya Birla Nuvo Limited (Previous year 2964111 shares of Rs. 10/- each)	68.37		38.10
171013894	Idea Cellular Limited (Previous year unquoted)(Rs. 10/- each)	171.01		171.01
		239.38		209.11
b)	Unquoted -			
13988570	Thai Rayon Public Company Limited, Thailand of Thai Baht 1 each	1.07		1.07

Rs.in Crores

SCHEDULE 6 (Contd.)

					Previous Year
5000	P.T. Indo Bharat Rayon Co. Limited, Indonesia of Indonesian Rph 62625 (US $100) each		0.40		0.40
15000	A.V Cell Inc., Canada Class 'A' Share of total value of Canadian Dollar 2.5 Million		6.88		6.88
45000	A V Nackwic Inc., Canada Class 'A' Share of total value of Canadian Dollar 9 Million		34.51		34.51
149250	Alexandria Carbon Black Co., S.A.E. of L.E. 100 each		14.99		14.99
—	Birla Jingwei Fibre Company Limited total value of RMB 114473783		66.05		—
2000	Birla Lao Pulp & Plantations Company Limited of US$ 1000 each		9.29		—
			133.19		57.85
				372.57	266.96
B	**OTHER INVESTMENTS**				
a)	Quoted - Fully Paid :				
	Equity Shares :				
1925992	Larsen & Toubro Ltd. of Rs. 2 each (Previous year 962996)		23.10		23.10
23034530	Hindalco Industries Limited of Rs. 1 each		48.64		48.64
b)	Quoted - Partly Paid :				
	Equity Shares :				
6334495	Hindalco Industries Limited of Rs. 1. each (50% paid up Rs. 48/- per share, previous year 25% Rs. 24/- per share)		30.41		15.20
			102.15		86.94
c)	Unquoted - Fully Paid:				
	i) Equity Shares				
422496	Indophil Textile Mills Inc., Philippines of Peso 10 each		0.04		0.04
8250000	Thai Carbon Black Public Company Limited, Thailand of Thai Baht 1 each		2.18		2.18
2500	Birla International Ltd. - Isle of Man of CHF 100 each		0.53		0.53
7799500	Aditya Birla Science & Technology Company Ltd. of Rs.10 each (Previous year 19000)		7.80		0.02
	ii) Preference Shares				
2500000	3.50% Cumulative Reedemable Preference Shares of Rs. 100 each of Aditya Birla Health Services Limited		25.00		25.00
			35.55		27.77
				137.70	114.71
3.	**Shares In Subsidiary Companies**				
	Quoted - Fully Paid - Equity Shares of Rs.10 each				
75816681	Shree Digvijay Cement Company Limited (Previous year 3837533)	117.72			46.50
	Less: Provision against diminution	45.68	72.04		46.50
					— #
	# Re one				
58489469	UltraTech Cement Limited (Previous year 58464717)		2029.58		2027.70
			2101.62		2027.70

Rs.in Crores

SCHEDULE 6 (Contd.)

					Previous Year
Unquoted -					
a) Fully Paid - Equity Shares of Rs.10 each					
6500000	Samruddhi Swastik Trading And Investments Limited	6.50			6.50
49000	Sun God Trading and Investments Limited	0.05			0.05
50000	Harish Cement Limited	0.10			
b) Fully Paid - Preference Shares of Rs. 100 each					
100	Sun God Trading And Investments Limited (Rs. 10,000/-; Previous Year Rs. 10,000/-)				
		6.65		2108.27	2034.25
CURRENT					
Quoted - Fully Paid: Debentures					
Subsidiary Company:					
250	6.00% NCD of UltraTech Cement Ltd of face value Rs.1000000/- each	24.07			24.07
100	6.25% NCD of UltraTech Cement Ltd of face value Rs.1000000/- each	9.65			9.65
Unquoted - fully paid:			33.72		33.72
a) Government Securities					
	8.07% GOI 2017 of face value Rs 100000000/-		—		10.53
b) Bonds					
	5.90% HDFC 2006 of face value of Rs 50000000/-		—		4.98
c) Certificate of Deposit					
	ING Vyasya Bank (Previous year 500 of face value Rs 100000/- each)		—		4.84
	Kotak Mahindra Bank (Previous year 500 of face value Rs 100000/- each)		—		4.67
	UCO Bank (Previous year 500 of face value Rs 100000/- each)		—		4.82
d) Subsidiary Company:					
2000000	8% NCD of Shree Digvijay Cement Company Ltd. Series I face value Rs. 100 each.		15.58		15.58
2000000	8% NCD of Shree Digvijay Cement Company Ltd. Series II face value Rs. 100 each.		16.40		16.40
e) Units of Debt Schemes of various Mutual Funds			1584.28		949.80
				1,649.98	1,045.34
				4274.70	3481.71
Aggregate Book Value of :					
a) Quoted Investments				2483.03	2206.89
b) Unquoted Investments				1791.67	1274.82
				4274.70	3481.71
Aggregate Market Value of Quoted Investments				7329.31	5121.01

Notes:

1 No. of Units of Various Mutual Funds - Debt Schemes purchased and redeemed during the year : 7852519033

2 During the year the Company has purchased and sold following Securities:

Government Securities	Face Value Rs. Crores
8.07 % GOI 2017	10.00

3 Pursuant to undertaking given to some financial institutions and others, the promoters can not dispose off, their holding in Idea Cellular Limited (Idea) below 51%, without prior approval of lenders of Idea, till such time the loans given to Idea by these lenders are repaid in full.

Rs.in Crores

SCHEDULE 7
INVENTORIES

(As valued and certified by the Executives of the respective Divisions)

		Previous Year
Stores and Spare parts, Packing Materials and Fuels	280.67	254.85
Raw Materials	343.79	278.90
Finished Goods	116.98	158.75
By-Products	9.76	3.61
Process Stock	70.20	52.54
Waste/Scrap	2.74	2.08
	824.14	750.73

SCHEDULE 8
SUNDRY DEBTORS

			Previous Year
Exceeding six months :			
Good and Secured	0.14		0.13
Good and Unsecured	5.10		7.63
Doubtful and Unsecured	1.12		1.10
	6.36		8.86
Less: Provision for Doubtful Debts	1.12		1.10
		5.24	7.76
Others			
Good and Secured	193.46		160.00
Good and Unsecured	377.78		245.69
		571.24	405.69
		576.48	413.45

SCHEDULE 9
CASH AND BANK BALANCES

			Previous Year
Cash balance on hand		0.71	0.56
Bank Balances:			
With Scheduled Banks:			
Current Accounts (including cheques under collection)	115.41		99.47
Deposit Accounts (Note 1)	0.25		55.54
		115.66	155.01
In Government Treasury Saving Account		0.01	0.01
		116.38	155.58

Note :

1. **Deposits Include**
   (a) Rs. 0.04 Crore (Previous Year Rs. 0.03 Crore) lodged as security with Government Department
   (b) Rs. 0.03 Crore (Previous year Rs. 0.04 Crore) earmarked for Employees' Security Deposit and
   (c) Rs. 0.01 Crore (Previous Year Rs. 0.02 Crore) as Interest accrued.

SCHEDULE 10
LOANS AND ADVANCES (Considered Good)

			Previous Year	
Unsecured -				
Deposits with Bodies Corporate		4.87		136.86
Deposits and Balances with Government and other Authorities (including accrued interest)		49.17		42.63
Other Deposits		65.94		28.80
Advances to Subsidiaries (Note 1)	374.26		327.24	
Less: Provision	0.00		37.10	
		374.26		290.14
Advances recoverable in cash or in kind or for value to be received (Due from (a) Director of the Company Rs. 0.11 Crore, previous Year Rs. 0.17 Crore, Maximum outstanding during the Year Rs. 0.17 Crore, Previous Year Rs. 0.28 Crore & (b) private limited company in which a director of the company is a director Rs. 1.60 Crore, Previous Year Rs. 1.60 Crore, Maximum outstanding during the year Rs. 1.60 Crore)		330.45		207.11
		824.69		705.54

SCHEDULES FORMING PART OF ACCOUNTS

Note 1 :
Amounts at the year end and Maximum Balances outstanding during the year.

Rs.in Crores
Previous
Year

	Outstanding Balance		Maximum Balance O/S	
	Current year	Previous year	Current year	Previous year
Shree Digvijay Cement Co. Ltd.	23.52	156.78	156.78	198.12
Samruddhi Swastik Trading & Investments Ltd.	339.81	166.38	343.19	167.39
UltraTech Cement Ltd.	0.13	4.08	4.08	6.78
Harish Cement Ltd.	10.80	-	10.80	-

SCHEDULE 11

CURRENT LIABILITIES

Sundry Creditors :			
a) Small scale industrial undertakings * (To the extent identified with available information)	0.17		0.82
b) Others	902.94		740.14
		903.11	740.96
Security and Other Deposits		162.58	118.94
Amount transferable to Investor Education and Protection Fund, when due			
a) Unpaid Dividend		5.63	5.80
b) Interest accrued on a) above		-	-
Other Liabilities		160.36	70.72
Interest accrued but not due on NCDs/loans		35.18	32.73
		1,266.86	969.15

*Names of small scale industrial undertakings to whom any amount was outstanding for more than 30 days are as under:
1) G.K. Electrical Services
2) Harihar Industries
3) Steive Engineering
4) Unity Enterprises
5) G.K. Enterprises
6) HY-TTUF Steels Pvt. Ltd.

SCHEDULE 12

PROVISIONS

Retirement Benefits	74.14	45.63
Provision for Mines Restoration Expenditure	0.12	-
Proposed Dividend	-	183.35
Corporate Dividend Tax	-	25.71
Provision for Taxation (Net of Advance Tax)	108.94	49.53
	183.20	304.22

SCHEDULE 13

INTEREST AND DIVIDEND INCOME

i) On Investments		
Interest (Gross) on :		
— Government and other Securities	4.23	4.36
Dividend (Gross) from :		
a) Trade Investments	9.93	6.30
b) Investment in Subsidiary Companies	33.62	4.39
c) Others	37.88	27.36
ii) Others : Interest (Gross) on:		
Bank and Other Accounts (Tax deducted at source Rs.2.71 Crores, Previous year Rs.2.27 Crores)	27.61	25.12
	113.27	67.53

			Rs.in Crores Previous Year
SCHEDULE 14			
OTHER INCOME			
Export Incentives		3.84	3.38
Rent Received (Tax deducted at source Rs. 0.22 Crore, Previous Year Rs.0.29 Crore)		3.66	3.70
Lease Rent		3.24	4.03
Processing Charges (Tax deducted at source Rs. 0.27 Crore, Previous Year Rs.0.21 Crore)		12.07	6.62
Insurance Claims		1.45	4.63
Profit on Sale of Current Investments (Net)		49.41	7.27
Profit on Sale of Long Term Investments (Net)		1.88	62.57
Profit on Sale of Fixed Assets (Net)		4.62	-
Excess Provisions written back (Net)		24.21	17.05
Prior period Adjustments (Net)		-	0.15
Scrap / Waste Sales (Net of Excise Duty)		22.88	15.70
Miscellaneous Receipts		41.23	27.31
		168.49	152.41
SCHEDULE 15			
INCREASE / (DECREASE) IN STOCKS			
Closing Stock			
Finished Goods		116.98	158.75
By-Products		9.76	3.61
Process Stock		70.20	52.54
Waste/Scrap		2.74	2.08
		199.68	216.98
Opening Stock			
Finished Goods		158.75	224.21
By-Products		3.61	1.31
Process Stock		52.54	53.24
Waste/Scrap		2.08	1.90
		216.98	280.66
Add: (Increase) / Decrease in Excise Duty on Stocks		0.86	20.20
Increase / (Decrease) in Stocks		(16.44)	(43.48)
SCHEDULE 16			
RAW MATERIALS CONSUMED			
Opening Stock	278.90		183.31
Purchases and Incidental Expenses (includes cost of Lime Stone raised)	2,294.63		1,924.17
		2,573.53	2,107.48
Less:			
Sales	10.42		5.89
Closing Stock	343.79		278.90
		354.21	284.79
		2,219.32	1,822.69

SCHEDULES FORMING PART OF ACCOUNTS

		Rs.in Crores Previous Year
SCHEDULE 17		
MANUFACTURING EXPENSES		
Consumption of Stores, Spare Parts and Components, Packing Materials and Incidental Expenses	442.62	401.11
Power & Fuel	1,196.14	1,074.81
Processing Charges	28.92	23.45
Repairs to Buildings	18.90	20.58
Repairs to Machinery (excluding Spare Parts and Components)	46.90	47.62
Repairs to Other Assets	10.85	12.77
	1,744.33	1,580.34
SCHEDULE 18		
PAYMENTS TO AND PROVISIONS FOR EMPLOYEES		
Salaries, Wages & Bonus, etc.	406.60	361.37
Contribution to Provident and Other Funds	30.80	28.48
Welfare Expenses	22.00	17.79
	459.40	407.64
SCHEDULE 19		
SELLING, DISTRIBUTION, ADMINISTRATION AND OTHER EXPENSES		
Commission to Selling Agents	37.94	35.84
Brokerage and Discount	68.16	65.27
Freight, Handling and Other Expenses	1,015.16	750.02
Advertisements & Publicity	131.38	121.75
Insurance	20.20	20.52
Rent (including Lease Rent)	10.80	9.56
Rates and Taxes	30.88	24.26
Stationery, Printing, Postage and Telephone Expenses	16.72	15.95
Travelling and Conveyance	37.99	32.88
Legal and Professional charges	21.41	15.06
Bad debts written off	0.48	1.45
Provision for Bad & Doubtful Debts	0.10	-
Research contribution (including Expenses)	3.66	3.47
Donations	12.64	5.97
Directors' Fee	0.04	0.03
Directors' Commission	10.00	3.50
Exchange Rate difference (Net)	1.26	2.04
Prior period Adjustments (Net)	3.14	-
Loss on Sale and/or discard of Fixed Assets (Net)	-	3.99
Miscellaneous Expenses	83.73	69.77
	1,505.69	1,181.33
SCHEDULE 20		
INTEREST		
On Fixed Loans and Non-Convertible Debentures	78.17	81.25
On Other Accounts	33.67	22.13
	111.84	103.38

SCHEDULE 21

ACCOUNTING POLICIES AND NOTES ON ACCOUNTS

A **Significant Accounting Policies:**

1. **Accounting Concepts:**

   The financial statements are prepared under the historical cost convention (except for certain fixed assets which are revalued) on an accrual basis and in accordance with the applicable mandatory Accounting Standards.

2. **Fixed Assets:**

   Fixed assets are stated at cost (including other expenses related to acquisition and installation) less accumulated depreciation/amortisation adjusted by revaluation of certain fixed assets.

3. **Foreign Currency Transactions:**

   Foreign currency transactions are recorded at the exchange rate prevailing on the date of transaction. Monetary assets and liabilities in foreign currency existing at balance sheet date are translated at the exchange rate prevailing on that date. Exchange differences in case of borrowed funds and liabilities in foreign currency for the acquisition of fixed assets from a country outside India are adjusted to the cost of fixed asset. All other exchange differences are recognised in profit and loss account. Premium or discount on forward exchange contract is amortised as expense or income over the life of the contract.

4. **Treatment of expenditure during construction period:**

   Expenditure during construction period is included under Capital Work in Progress and the same is allocated to the respective Fixed Assets on the completion of its construction.

5. **Investments:**

   Current investments are stated at lower of cost and fair value. Long term investments are stated at cost after deducting provisions made for permanent diminution in the value.

6. **Inventories:**

   Inventories are valued at the lower of cost or net realisable value except waste/scrap which is valued at net realisable value.

   The cost is computed on weighted average/FIFO basis.

   Finished goods and process stock include cost of conversion and other costs incurred in bringing the inventories to their present location and condition. Obsolete, defective and unserviceable inventories are duly provided for.

7. **Research and development expenditure:**

   Revenue expenditure is charged to the profit and loss account and capital expenditure is added to the cost of fixed assets in the year in which it is incurred.

8. **Depreciation/Amortisation:**

   Depreciation/amortisation charge is provided for on the following basis:

   a) On fixed assets (other than Revalued Assets) - on written down value method in respect of Viscose Staple Fibre Division Nagda, Engineering Division Nagda and Bhiwani Textiles Mills Bhiwani and on Straight Line Method in respect of other Divisions including Power Plants at Nagda; applying the rates / useful life specified in Schedule XIV of the Companies Act, 1956, except as stated hereunder:

Asset	Estimated useful life
Leasehold Land	over the period of lease
Capital expenditure on assets not owned	5 years
Motor Cars	5 years
Computer Software	3 years

   Continuous process plants as defined in Schedule XIV have been classified on technical assessment and depreciation provided accordingly.

   b) In respect of Revalued Fixed Assets, on straight line method on the gross value of assets as increased by the amount of revaluation at lower rates, based on life of assets, as ascertained by the valuers.

   c) In respect of the amounts capitalised during the year on account of foreign exchange fluctuation, prospectively over the residual life of the assets.

   d) In respect of assets added/disposed off during the year on pro-rata basis with reference to the month of addition/deduction except in case of new projects where it is provided for on the basis of the period of use.

9. **Revenue Recognition:**

   Sales revenue is recognised on transfer of the significant risks and rewards of ownership of the goods to the buyer and stated at net of sales tax, VAT, trade discounts, rebates but include excise duty. Income from services is recognised as the services are rendered, based on agreement/arrangement with the concerned parties. Dividend income on investments is accounted for when the right to receive the payment is established. Interest income is recognised on time proportion basis. Export incentives, certain insurance, railway and other claims, where quantum of accruals cannot be ascertained with reasonable certainty, are accounted on acceptance basis.

SCHEDULES FORMING PART OF ACCOUNTS

SCHEDULE 21(Contd.)

10. **Retirement Benefits:**

The Company makes regular contribution to provident fund and superannuation fund and these contributions are charged to Profit & Loss Account.

Contributions to the Gratuity Fund and provision for leave encashment are made on the basis of actuarial valuation at the end of year and charged to Profit & Loss Account.

11. **Government Grants:**

Capital grants relating to specific assets are reduced from the gross value of the Fixed Assets and capital grants for Project Capital Subsidy are credited to Capital Reserve. Other revenue grants are credited to Profit and Loss account or deducted from the related expenses.

12. **Borrowing Cost:**

Interest and other costs in connection with the borrowing of the funds to the extent related/attributed to the acquisition/construction of qualifying fixed assets are capitalised upto the date when such assets are ready for its intended use and other borrowing costs are charged to Profit & Loss Account.

13. **Provision for Current and Deferred Tax:**

Provision for Current Tax is made on the basis of estimated taxable income for the current accounting period and in accordance with the provisions as per Income Tax Act, 1961.

Deferred Tax resulting from timing difference between book and taxable profit for the year is accounted for using the tax rates and laws that have been enacted or substantially enacted as on the balance sheet date. The deferred tax asset is recognized and carried forward only to the extent that there is a reasonable certainty that the assets will be adjusted in future.

14. **Mines Restoration Expenditure:**

The company provides for the expenditure to restore the mines based on technical estimates by internal/external specialists. The total estimate of restoration expenditure is apportioned over the estimated quantities of total mineral reserves and provision is made based on the minerals mined during the year.

15. **Provisions / Contingencies:**

A provision is recognized when there is a present obligation as a result of past event and it is probable that an outflow of resources will be required to settle the obligation, in respect of which a reliable estimate can be made. Provisions are determined based on best estimate of the amount required to settle the obligation at the Balance Sheet date. Contingent liabilities are not provided for and are disclosed in the Notes on Accounts.

		Rs.in Crores Previous Year
B NOTES ON ACCOUNTS		
1.1 Contingent Liabilities not provided for in respect of :		
a) Claims not acknowledged as debts (Net of tax Rs. 190.54 Crores, Previous year Rs. 160.33 Crores)	**273.38**	241.68
b) Uncalled liability on quoted equity shares	**30.41**	45.61
c) Custom duty which may arise if obligation for exports is not fulfilled against import of raw materials and machinery (Net of tax Rs. 0.59 Crore, Previous year Rs. 1.07 Crore)	**0.89**	1.62
d) Custom duty on import of technical know-how and other services relating to projects against which Bank Guarantee/Bond of Rs.5.68 Crores (Previous year Rs. 5.68 Crores) is furnished	**10.81**	10.81
1.2 Letter of Undertaking cum Indemnity, Corporate Guarantee given to Bank/ FI for Preference Shares issued/ finance provided by / to other company	**—**	70.34
2 The Ministry of Textiles, vide its orders dated 30th June 1997 and 1st July, 1999 has deleted cement from the list of commodities to be packed in Jute bags under the Jute Packaging (Compulsory Use in Packing Commodities) Act, 1987. In view of this, the company does not expect any liability for non-despatch of cement in Jute bags in respect of earlier years.		
3 Estimated amount of Contracts remaining to be executed on capital account and not provided (advance paid Rs. 760.71 Crores, Previous year Rs. 81.66 Crores).	**3254.94**	485.34
4 Land, Building and Plant & Machinery of some of the Units were revalued on 1.4.1974, 1.4.1980, 1.4.1982 and 1.4.1985 by approved valuers on the basis of assessment about the then current value of the similar assets. As a result, book value of such assets was increased by Rs. 116.40 Crores which had been transferred to Capital Reserve.		

SCHEDULE 21(Contd.)

5 The Company has written back the provision of Rs. 37.10 Crores. which was made in financial year 2004-05 towards diminution in the value of loans/ collaterals to Shree Digvijay Cement Co. Ltd. (SDCC) then outstanding as the loans/collaterals have been realized during the year.

6 Advances recoverable in cash or in kind include:

a) Payments made to / on behalf of Rosa Power Supply Co. Ltd. Rs. Nil (Previous Year Rs.1.05 Crore), Bina Power Supply Co. Ltd. Rs. 9.34 Crores (Previous Year Rs.9.34 Crores), and Aditya Birla Science and Technology Co. Ltd. Rs. Nil (Previous year Rs 7.80 Crores) are intended to be adjusted against the value of the Equity Shares to be issued by such Co-promoted Companies in the event of relative projects are implemented after getting all regulatory approvals.

b) Payments made to employees by way of Loans and Advances in the nature of loan where there is

Rs. in Crores

	Outstanding as on 31-03-07	Maximum Balance outstanding during the year
No Interest or Interest below Section 372A of Companies Act, 1956	6.47	9.48

c) The above details exclude particulars of loans to SDCC on which no interest is accrued as it is contingent upon fulfilling certain terms & conditions which have not been met during the year; the repayment schedule will be agreed upon between the Company and SDCC on year to year basis depending upon adequacy of cash flow of SDCC.

7 There are no Micro, Small and Medium Enterprises, to whom the Company owes dues, which are outstanding for more than 45 days at the Balance Sheet date, computed on unit wise basis. The above information has been determined to the extent such parties have been identified on the basis of information available with the Company.

8 The following are included under other heads of expenses in the Profit and Loss account :

Rs.in Crores

i) Stores and Spares Consumed	48.01	54.20
ii) Power & Fuel	24.62	16.43
iii) Repairs to Machinery	7.61	6.78
iv) Repairs to Buildings	0.17	0.17
v) Repairs to Other Assets	0.05	0.12
vi) Salaries, Wages, Bonus & Gratuity	1.35	1.24
vii) Contribution to Provident and Other Funds	0.07	0.10
viii) Welfare Expenses	0.03	0.16
ix) Insurance	0.04	0.05
x) Royalty & Cess	84.59	83.81
xi) Rates & Taxes	10.00	14.93
xii) Ship Operation and Management charges	4.47	4.01
xiii) Others	3.65	3.90

SCHEDULE 21(Contd.)

			Rs. Previous Year
9	Auditors' Remuneration		
	a) Statutory Auditors:		
	Audit Fee	2918240	1908080
	Tax Audit Fee	673440	448960
	For Certification and Other Work	897920	448960
	Reimbursement of Expenses	192173	294102
	b) Branch Auditors:		
	Audit Fee	3440156	2317756
	Tax Audit Fee	19081	19081
	For Certification and Other Work	1142603	581403
	Reimbursement of Expenses	169054	145017
	c) Cost Auditors:		
	Audit Fee	435344	266712
	For Certification and other work	6097	55000
	Reimbursement of Expenses	31914	44028
10(a)	**Whole Time Directors' Remuneration * :**		Rs. in Lacs
	Salary	389.11	323.66
	Contribution to Provident Fund & Other Funds	36.73	28.76
	Perquisites	19.93	16.05
		445.77	368.47
	* Excluding contribution to Gratuity Fund		
10(b)	Commission to Directors other than Whole-Time Directors	1,000.00	350.00

Computation of net profit in accordance with Section 198 of the Companies Act, 1956

	Rs. in Crores
Profit before taxation as per Profit and Loss account	2,226.36
Add :	
Managerial Remuneration	4.46
Directors' Fee	0.04
Commission to Directors other than Whole-Time Directors	10.00
	2,240.86
Less :	
Write-back of provision for dimunition in value of loans	37.10
Profit on Sale of Long Term Investments (Net)	1.88
Profit on Sale of Current Investments (Net)	49.41
	88.39
Net Profit	2,152.47
Commission	
— Amount	10.00
— Percentage to net profit	0.46%

11	**Earnings per share:**			
	Net profit for the period attributable to equity shareholders	Rs. in Crores	1,535.81	863.21
	Weighted average number of equity shares outstanding	Numbers	91689485	91689485
	Basic and diluted earnings per share (face value of Rs.10 each)	Rs.	167.50	94.14

SCHEDULE 21(Contd.)

		Rs. in Crores	Previous Year
12	**Deferred Tax Assets and Liabilities as on 31st March, 2007 are as under:**		
	Deferred Tax Assets:		
	Accrued Expenses deductible on payment basis	30.62	24.28
	Expenses allowable in installments in Income Tax	8.35	10.32
	Others	7.69	1.49
		46.66	36.09
	Deferred Tax Liability :		
	Accumulated Depreciation	629.21	620.47
	Net Deferred Tax Liability	582.55	584.38

Deferred tax asset is recognised and carried forward only to the extent of reasonable certainty.

13 The details of Company's interest in its Joint Ventures, having Joint Control , as per the requirements of AS-27 on Financial Reporting of Interest in Joint Ventures is as under :

Rs. in Crores

	Particulars	Idea Cellular Ltd.	Birla Jingwei Fibres Company Ltd.	Birla Lao Pulp & Plantation Company Ltd.	AV Cell Inc., Canada	AV Nackawic Inc., Canada
	% Share Held	6.60	31.00	40.00	16.67	45.00
a	Assets	643.28	72.99	9.40	38.03	173.15
b	Liabilities	421.12	17.72	0.56	30.17	120.10
c	Income	330.41	10.89	0.07	98.7	300.97
d	Expenses	292.28	11.23	0.43	101.17	271.02

14 Segment Reporting

a. Primary Segment Reporting (by business segment)

1 Segments have been identified in line with the Accounting Standard on Segment Reporting (AS 17), taking into account the organizational structure as well as the differential risk and returns of these segments. Details of products included in each of the segments are as under:-

Fibre & Pulp	—	Viscose Staple Fibre & Rayon Grade Pulp
Chemicals	—	Caustic Soda & Allied Chemicals
Cement	—	Grey & White Cements
Sponge Iron	—	Sponge Iron
Textiles	—	Fabrics & Yarn

2 Inter-segment transfers of independent marketable products are at market rates.

SCHEDULE 21(Contd.)

3 **Informaiton about Business Segments (For the Current Year 2006-2007) :**

Rs. in Crores

			Fibre & Pulp	Chemicals	Cement	Sponge Iron	Textiles	Others	Eliminations	Total Company
A	REVENUE									
	1a	Gross Sales (External)	2429.91	217.39	5827.98	872.64	260.05			9607.97
	1b	Gross Sales (Inter-segment)	41.88	145.90	1.03		0.46		(189.27)	—
		Total Gross Sales	2471.79	363.29	5829.01	872.64	260.51		(189.27)	9607.97
	2a	Other Income	42.47	16.13	40.59	18.24	19.47	0.14	(0.43)	136.61
	2b	Unallocated Corporate Other Income								145.15
		Total Other Income	42.47	16.13	40.59	18.24	19.47	0.14	(0.43)	281.76
	3	Total Revenue	2514.26	379.42	5869.60	890.88	279.98	0.14	(189.70)	9889.73
B	RESULTS									
	1	Segment Result (PBIT)	638.42	60.05	1448.21	50.39	(4.63)			2192.44
	2	Unallocated Corporate Income/(Expenses)								108.66
	3	Interest Expense								(111.84)
	4	Profit from ordinary activities								2189.26
	5	Exceptional Items:								
		Write back of Provision for dimunition in value of loan			37.10					37.10
	6	Profit Before Tax								2226.36
	7	Provision for Current Tax								(692.38)
	8	Deferred Tax								1.83
	9	Profit after Tax								1535.81
C	Other Information :									
	1	Segment Assets	1440.95	326.94	3894.38	594.03	168.79	1.66		6426.75
	2	Unallocated Corporate Assets								4787.46
	3	Total Assets								11214.21
	4	Segment Liabilities	230.23	22.45	817.70	41.82	42.62	0.45		1155.27
	5	Unallocated Corporate Liabilities								3828.90
	6	Total Liabilities								4984.17
	7	Capital Expenditure	203.67	98.82	1296.87	18.20	41.76	1.40		1660.72
	8	Depreciation & Amortisation	73.89	20.53	174.77	34.71	9.18			313.08
	9	Significant Non Cash Expenses other than Depreciation & Amortisation								

SCHEDULE 21(Contd.)

Information about Business Segments (For previous year 2005-2006) :

Rs. in Crores

			Fibre & Pulp	Chemicals	Cement	Sponge Iron	Textiles	Others	Eliminations	Total Company
A	REVENUE									
	1a	Gross Sales (External)	2093.00	308.41	4256.32	730.14	250.54			7638.41
	1b	Gross Sales (Inter-segment)	43.31	135.99	0.96	—	0.26		(180.52)	
		Total Gross Sales	2136.31	444.40	4257.28	730.14	250.80		(180.52)	7638.41
	2a	Other Income	36.29	9.67	28.79	8.44	13.38	0.03	(0.34)	96.26
	2b	Unallocated Corporate Other Income								123.67
		Total Other Income	36.29	9.67	28.79	8.44	13.38	0.03	(0.34)	219.93
	3	Total Revenue	2172.60	454.07	4286.07	738.58	264.18	0.03	(180.86)	7858.34
B	RESULTS									
	1	Segment Result (PBIT)	429.62	107.51	636.40	39.75	(3.04)	(1.39)		1208.85
	2	Unallocated Corporate Income/(Expenses)								96.43
	3	Interest Expense								(103.38)
	4	Profit from ordinary activities								1201.90
	5	Exceptional Items:								
		Surplus on pre-payment of sales tax loan			4.13					4.13
	6	Profit Before Tax								1206.03
	7	Provision for Current Tax								(369.82)
	8	Deferred Tax								27.00
	9	Profit after Tax								863.21
C	Other Information :									
	1	Segment Assets	1183.53	235.19	2685.96	592.54	129.20	1.74		4828.16
	2	Unallocated Corporate Assets								3991.34
	3	Total Assets								8819.50
	4	Segment Liabilities	184.45	24.44	606.55	62.35	36.64	0.62		915.05
	5	Unallocated Corporate Liabilities								2922.37
	6	Total Liabilities								3837.42
	7	Capital Expenditure	155.57	22.09	274.90	5.32	2.91			460.79
	8	Depreciation & Amortisation	65.35	17.59	163.24	34.16	6.43			286.77
	9	Significant Non Cash Expenses other than Depreciation & Amortisation								

b. Secondary Segment Reporting (by geographic segment) - Being insignificant, hence not given.

SCHEDULE 21(Contd.)

15 **Related Party Transactions :**

a. Parties where control exists -

Subsidiaries:

Sun God Trading and Investments Ltd.
Samruddhi Swastik Trading and Investments Ltd.
Shree Digvijay Cement Company Ltd.
UltraTech Cement Ltd.
Dakshin Cement Ltd.
UltraTech Ceylinco (Pvt) Limited
Harish Cement Ltd.

b. Other Related Parties with whom transactions have taken place during the year :

Joint Ventures :

Idea Cellular Limited
AV Cell Inc., Canada
A V Nackawic Inc., Canada,
Birla Jingwei Fibres Company Limited (became JV w.e.f. 25th September 2006)
Birla Lao Pulp & Plantation Co. Ltd. (became JV w.e.f. 30th June 2006)

Associate :

Aditya Birla Science & Technology Company Ltd.

Key Management Personnel:

i) Mr. Shailendra K. Jain, Whole Time Director
Relatives of Mr. Shailendra K.Jain :
— Mrs. Niharika Jain, Wife
— Mr. Suvvrat Jain, Son
— Mr. Devavrat Jain, Son

ii) Mr. D D Rathi, Whole-time Director
Enterprise where significant influence exists:
— Vishal Industries and Chemicals Pvt. Ltd.

c. **Nature of Transaction**

Rs. in Crores

	Particulars	Subsidiaries	Joint Ventures	Associate	Key Management Personnel	Relatives of Key Management Personnel	Enterprise where significant influence exists	Total
1.	Sales & Services	215.83	0.01	Nil	Nil	Nil	Nil	215.84
		177.48	*Nil*	*Nil*	*Nil*	*Nil*	*Nil*	*177.48*
2.	Interest and other Income Received / Receivable	2.16	Nil	Nil	0.01	Nil	Nil	2.17
		2.18	*Nil*	*Nil*	*0.01*	*0.02*	*Nil*	*2.21*
3.	Purchases of goods / Payment for other services	313.01	123.94	Nil	4.46	0.06	0.01	441.48
		190.46	*87.73*	*Nil*	*3.68*	*0.03*	*0.01*	*281.91*
4.	Finance Provided	173.49	Nil	Nil	Nil	Nil	Nil	173.49
		16.70	*Nil*	*Nil*	*Nil*	*Nil*	*Nil*	*16.70*
5.	Repayment against Finance Provided	65.41	Nil	Nil	Nil	Nil	Nil	65.41
		44.32	*Nil*	*Nil*	*Nil*	*Nil*	*Nil*	*44.32*
6.	Interest paid	Nil	Nil	Nil	Nil	Nil	Nil	Nil
		2.15	*Nil*	*Nil*	*Nil*	*Nil*	*Nil*	*2.15*
7.	Dividend Received	33.62	Nil	Nil	Nil	Nil	Nil	33.62
		4.38	*Nil*	*Nil*	*Nil*	*Nil*	*Nil*	*4.38*
8.	Sale of Fixed Assets	0.29	Nil	Nil	Nil	Nil	Nil	0.29
		0.13	*Nil*	*Nil*	*Nil*	*Nil*	*Nil*	*0.13*
9.	Purchase of Fixed Assets	Nil	Nil	Nil	Nil	Nil	Nil	Nil
		0.05	*Nil*	*Nil*	*Nil*	*Nil*	*Nil*	*0.05*
10.	Outstanding Balances as on 31st March :							
	Investments (NCDs)	65.70	Nil	Nil	Nil	Nil	Nil	65.70
		65.70	*Nil*	*Nil*	*Nil*	*Nil*	*Nil*	*65.70*
	Debtors	0.61	Nil	Nil	Nil	Nil	Nil	0.61
		0.92	*0.01*	*Nil*	*Nil*	*Nil*	*Nil*	*0.93*
	Loans & Advances	374.26	Nil	3.63	0.11	Nil	1.60	379.60
		327.24	*Nil*	*0.37*	*0.17*	*Nil*	*1.60*	*329.38*
	Creditors	30.47	Nil	Nil	Nil	Nil	Nil	30.47
		3.30	*Nil*	*Nil*	*Nil*	*Nil*	*Nil*	*3.30*
	Unsecured Loans	Nil	Nil	Nil	Nil	Nil	Nil	Nil
		Nil	*Nil*	*Nil*	*Nil*	*Nil*	*Nil*	*Nil*
11.	Guarantees and Collaterals	Nil	Nil	Nil	Nil	Nil	Nil	Nil
		Nil	*70.34*	*Nil*	*Nil*	*Nil*	*Nil*	*70.34*

Note: Previous Year figures are given in italics

SCHEDULE 21(Contd.)

16 Disclosure of Derivative Instruments

a) Derivative instruments outstanding as at 31st March 2007 are as follows:

Forward exchange contracts to hedge the foreign currency exposure for payments to be made against imports and interest on buyer's credit :

Currency	Amount in Millions
USD	33.10
EURO	22.34
JPY	1619.21

In addition, External Commercial Borrowings equivalents to USD 320 Millions is fully hedged in respect of interest rate as well as foreign currency exposure for repayment of principal and payment of interest.

b) Foreign Currency exposure not hedged by a derivative contract or otherwise as at 31st March 2007:

Currency	Amount in Millions
USD	3.02
EURO	0.58

17 Provision made for Mines closure/restoration		Rs in Crore Previous Year
Opening Balance	—	—
Add: Provision made during the year	0.12	—
Less: Utilised during the year	—	—
Closing Balance during the year	0.12	—

18 All the amounts in rupees have been rounded off to Rupees Crores with lacs in decimals as approved under Section 211 (1) of the Companies Act, 1956 vide approval letter No. 3/62/81-CL-VI dated 03.09.1981 of the Government of India, Ministry of Law, Justice and Company Affairs. Figures of Rs.50,000 or less have been shown at actuals in brackets.

19 Previous year's figures have been regrouped and rearranged wherever necessary to conform to this year's classification.

20 Additional information required under Part II of Schedule VI to the Companies Act, 1956 is as per Schedule 22.

SCHEDULES FORMING PART OF ACCOUNTS

SCHEDULE 22

ADDITIONAL INFORMATION UNDER PART II OF SCHEDULE VI TO THE COMPANIES ACT, 1956

1. CAPACITY & PRODUCTION

	Products	Unit	Licensed/ Registered* Capacity		Installed Capacity		Production# (Quantity)	
			2006-07	2005-06	2006-07	2005-06	2006-07	2005-06
1.	Viscose Staple Fibre/Polynosic/ HWM/ /Hi-Performance/ Speciality Fibre — At Nagda, Harihar & Kharach	Tonne	325750	322100	270100	257325	246833	228981
2.	Sulphuric Acid (Captive & Intermediate Products) — At Nagda, Harihar & Kharach	Tonne	298070	298070	191750	191750	213442	204485
3.	Carbon-di-Sulphide (Captive & Intermediate Products) — At Nagda, Harihar & Kharach	Tonne	67615	67615	42915	42915	45179	41199
4.	Rayon Grade Pulp (At Harihar)	Tonne	72000	72000	70000	70000	73231	72558
5.	Rayon Grade Caustic Soda	Tonne	258000	198000	258000	190800	136685	165509
6.	Stable Bleaching Powder	Tonne	45000	45000	15000	15000	20855	22385
7.	Man-Made Fibre Fabrics (At Bhiwani)	Mtr. (in 000's)	600 Looms	600 Looms	146 Looms	126 Looms	15179	12441
8.	Man-Made Fibre Yarn (At Bhiwani & Malanpur)	Kg. (in 000's)	117500 Spindles	117500 Spindles	44064 Spindles	43488 Spindles	8211	9068
9.	Cement At Jawad,Hotgi, Raipur, Shambhupura, Malkhed, Reddipalayam & Bathinda	Tonne	18354356	18354356	13115290	13115290	14417941	13826256
10.	White Cement (At Khariakhangar)	Tonne	475000	475000	475000	475000	364649	350174
11.	Industrial Machinery	Tonne	25000	25000	15950	15950	##	##
12.	Poly Aluminium Chloride	Tonne	66000	66000	36000	36000	25621	27301
13.	Chloro Sulphonic Acid	Tonne	49500	49500	16500	16500	14756	16479
14.	Sponge Iron	Tonne	900000	600000	900000	900000	525183	505825

Notes:

(a) * Registered capacities are those capacities for which registrations granted pursuant to the schemes of delicensing.

(b) The Installed Capacities are certified by the Management and accepted by the Auditors as correct, being a technical matter.

(c) # Includes third party processing

(d) Installed capacities indicated above include those vested in the Company consequent to the Scheme of arrangement. Necessary applications have been submitted to obtain endorsement in the name of the Company.

(e) ## Quantitative data can not be given as production represents fabrication, machining, etc. against individual orders for made to order machines/ equipment.

SCHEDULES FORMING PART OF ACCOUNTS

SCHEDULE 22 (Contd.)

2. TURNOVER AND STOCKS (Value Rs. in Crores)

	Products	Unit	Turnover				Stock					
			2006-07		2005-06		As on 31.3.2007		As on 31.3.2006		As on 31.3.2005	
			Quantity	Value	Quantity	Value	Quantity	Value	Quantity	Value	Quantity	Value
1.	Viscose Staple Fibre	Tonne	246540	2263.12	242379	1948.17	3527	24.07	6944	41.27	203636	135.44
	(At Nagda, Harihar & Kharach)		4185*		20*							
2.	Rayon Grade Pulp	Tonne					1282	2.88	2286	4.83	1,006	2.03
	(At Harihar)		74235*		71278*							
3.	Rayon Grade Caustic Soda	Tonne	60355	113.38	87714	160.49	2713	3.39	2600	3.53	2600	3.59
			77322*		78138*							
4.	Stable Bleaching Powder	Tonne	20652	21.68	22159	25.29	499	0.38	296	0.23	71	0.06
5.	Man-Made Fibre Fabrics	(000' Mtr.)	16441	185.54	13356	147.15	1909	18.65	1819	18.30	1505	15.22
		(000' Mtr.)	38*		31*							
6.	Man-Made Fibre Yarns	Kg.										
	— At Bhiwani & Malanpur	(in 000's)	6447	73.91	7177	102.54	455	6.35	445	6.06	641	8.57
			1753*		2086*							
7.	Industrial Machinery	Tonne		18.28		19.84						
				18.76#		9.27#						
8.	Poly Aluminium Chloride	Tonne	24952	23.08	26369	21.29	1321	1.27	1479	1.32	1461	1.14
			826*		915*							
9.	Chlorosulphonic Acid	Tonne	14872	9.80	16425	10.11	71	0.04	187	0.12	133	0.08
10.	Cement	Tonne	14849228	5026.68	14327983	3652.52	174073	38.50	129832	23.22	143737	25.20
	(At Jawad,Hotgi, Raipur,											
	Reddipalayam,			17.90#		3.35#						
	Shambhupura,		438889*		378367*							
	Malkhed & Bathinda)											
11.	White Cement	Tonne	350889	266.84	338526	240.32	8451	4.16	10969	4.37	8294	3.37
	(At Khariakhangar)		16278*		8974*							
12.	Sponge Iron	Tonne	571127	839.15	478291	685.62	7785	11.01	53729	52.46	26195	27.34
13.	Others @			729.84@		612.45@		6.28		3.04		2.17
				9571.31		7625.79						
				36.66#		12.62#						
				9607.97		7638.41		116.98		158.75		224.21

Notes:

1. * Inter-Divisional transfers / Captive Consumption
2. # Inter-Divisional transfers to Fixed Assets at Cost
3. @ Includes Service Income Rs. 9.29 Crores (Previous Year Rs.7.54 Crores), Tax deducted at source Rs. 1.49 Crore (Previous Year Rs. 0.22 Crore).

SCHEDULE 22 (Contd.)

3. RAW MATERIALS, STORES, SPARE PARTS AND COMPONENTS: (Value Rs. in Crores)

		Unit	2006-07		2005-06	
			Quantity	Value	Quantity	Value
a)	Raw Materials Consumed:					
	Pulp Wood	Tonne	223316	90.74	221299	79.11
	Dissolving Pulp	Tonne	176288 74235*	618.64	161316 71278*	500.65
	Caustic Soda	Tonne	65999 73478*	119.32	56359 73335*	91.15
	Sulphur	Tonne	121924	53.93	103023	54.48
	Salt	Tonne	224126	23.23	259706	26.22
	Hydrated Lime	Tonne	15895	4.98	17489	4.62
	Man-made Fibre Yarn	Kg.(in 000's)	2003 1360*	33.08	2024 191*	28.76
	Cotton/ Man-made Fibres	Kg.(in 000's)	4304 4170*	33.22	5244 1254*	31.70
	Lime Stone	Tonne	10926913	142.46	16195052	132.51
	Steel Plates, Sheets etc.	Tonne	1323	6.13	924	4.20
	Natural Gas	SCM('000)	159149	128.47	146962	81.68
	Naptha	Tonne	22620	63.87	24778	59.54
	Propane	Tonne	6790	20.85	11397	29.57
	Iron Ore Pellets	Tonne	236681	125.35	324145	185.66
	Iron Ore Lumps	Tonne	563344	225.50	434564	136.96
	Others			529.55		375.88
				2219.32		1822.69
	* Consumption of own Production					
b)	Purchase of Finished Goods:					
	Fabrics	Mtr.(in 000's)	1389	21.16	1305	19.25
	Cement	Tonne	914418	292.99	866190	220.28
	Caustic Soda Lye	Tonne	1105	2.06	344	0.58
	Viscose Staple Fibre	Tonne	476	3.54		—
	Others			1.41		0.04
				321.16		240.15
c)	Imports at CIF Value :					
	Raw Materials			539.00		540.87
	Finished Goods			—		—
	Spare Parts, Components & Coal			189.37		112.10
	Capital Goods			154.97		15.22

SCHEDULE 22 (Contd.)

d) Total Value of Raw Materials, Stores, Spare Parts and Components consumed:

(Value Rs. in Crores)

	Raw Materials				Stores, Spare parts, Components etc.			
	2006-07		2005-06		2006-07		2005-06	
	Value	%	Value	%	**Value**	%	Value	%
Imported	**694.28**	31.28	554.21	30.41	**56.24**	**11.46**	50.20	11.03
Indigenous	**1525.04**	68.72	1268.48	69.59	**434.39**	**88.54**	405.11	88.97
	2219.32	100.00	1822.69	100.00	**490.63**	**100.00**	455.31	100.00

4. **EXPENDITURE IN FOREIGN CURRENCY**

	2006-07	2005-06
i) Technical know-how and Services	**7.28**	1.33
ii) Professional and Consultancy Fees	**5.64**	5.48
iii) Interest and Commitment Charges on Foreign Currency Loans/Debentures	**8.32**	3.29
iv) Others	**5.32**	3.99

5. **EARNINGS IN FOREIGN EXCHANGE:**

	2006-07	2005-06
i) Export of Goods - On F.O.B basis	**272.90**	194.15
ii) Technical Know-how & Service charges	**0.44**	0.36
iii) Interest and Dividend	**7.27**	5.68
iv) Others	**0.07**	0.11

6. **DIVIDEND TO NON-RESIDENT SHAREHOLDERS:**

Year	No. of Shareholders	No. of Shares held	Amount of dividend remitted (Rs. in lacs)
For FY 2004-05	5266	35178152	5628.51#
For FY 2005-06	5284	32641132	6528.22#
For FY 2006-07 (interim)	5374	34997629	9624.35#

Includes dividend sent to Bankers / Mandatees of Non-Resident Shareholders as under:

	Rs. in lacs
For FY 2004-05	5203.80
For FY 2005-06	5997.83
For FY 2006-07 (interim)	8895.32

Signatures to Schedules '1' to '22'

As per our separate report attached

For G. P. KAPADIA & Co.,
Chartered Accountants

(ATUL B. DESAI)
Partner

KUMAR MANGALAM BIRLA
Chairman
RAJASHREE BIRLA
M. L. APTE
B. V. BHARGAVA
R. C. BHARGAVA
S. B. MATHUR
CYRIL SHROFF
S. G. SUBRAHMANYAN
Directors

Mumbai
Dated: 25th April, 2007

ASHOK MALU
Company Secretary

D. D. RATHI
Whole-time Director & CFO

SHAILENDRA K. JAIN
Whole-time Director

ADDITIONAL INFORMATION UNDER PART IV OF SCHEDULE VI TO THE COMPANIES ACT, 1956

Balance Sheet abstract and General Business Profile

1 Registration Details

Registration No.	10-00410	State Code	10
Balance Sheet Date	31-03-07		

2 Capital raised during the year (Amount in Rs. Thousands)

Public Issue	NIL	Rights Issue	NIL
Bonus Issue	NIL	Private Placement	NIL

3 Position of Mobilisation and Development of funds (Amount in Rs. Thousands)

Total Liabilities	112142155	Total Assets	112142155

Sources of Funds :

Paid up Capital	916895	Reserves & Surplus	61383720
Secured Loans	22910041	Unsecured Loans	6605553

Application of Funds :

Net Fixed Assets	45972275	Investments	42746984
Net Current Assets	8923449	Miscellaneous Expenditure	NIL
Accumulated Losses	NIL		

4 Performance of the Company (Amount in Rs. Thousands)

Turnover	96079674	Total Expenditure	73816072
+ - Profit / (Loss) before Tax	22263602	+ - Profit / (Loss) after Tax	15381130
Earnings per Share (Rs.)	167.50	Dividend Rate (%)	275.00

5 Generic names of three principal products / services of the Company (As per monetary terms)

a) Item Code No.	550410-00
Product Description	STAPLE FIBRE
b) Item Code No.	252329-01
Product Description	GREY PORTLAND CEMENT
c) Item Code No.	720310-00
Product Description	SPONGE IRON

KUMAR MANGALAM BIRLA
Chairman
RAJASHREE BIRLA
M. L. APTE
B. V. BHARGAVA
R. C. BHARGAVA
S. B. MATHUR
CYRIL SHROFF
S. G. SUBRAHMANYAN
Directors

Mumbai
Dated: 25th April, 2007

ASHOK MALU
Company Secretary

D. D. RATHI
Whole-time Director & CFO

SHAILENDRA K. JAIN
Whole-time Director

CASH FLOW STATEMENT FOR THE YEAR ENDED 31ST MARCH,2007

Rs. in Crores

		Current Year		Previous Year	
A.	**Cash Flow from Operating Activities**				
a.	Net profit before tax and exceptional item	2189.26		1201.90	
	Adjustment for :				
	Depreciation	317.91		291.64	
	Interest expenses	111.84		103.38	
	Interest Income	(31.84)		(29.48)	
	Dividend Income	(81.43)		(38.04)	
	Profit/Loss on sale of Fixed Assets (Net)	(4.62)		3.99	
	Profit on sale of Long Term Investment (Net)	(2.70)		(62.57)	
	Profit on sale of Current Investments (Net)	(49.41)		(7.27)	
b.	Operating profit before working capital changes	2449.01		1463.55	
	Adjustments.for :				
	Trade and other receivables	(314.56)		116.66	
	Inventories	(73.41)		(72.14)	
	Assets Held for Disposal	(1.57)		0.97	
	Trade Payables	306.17		159.70	
c.	Cash generated from Operations	2365.64		1668.74	
	Direct Taxes Paid (Net)	(632.97)		(380.42)	
	Cash from operating activities before exceptional item	1732.67		1288.32	
	Net Cash from Operating Activities		1732.67		1288.32
B.	**Cash Flow from Investing Activities**				
	Purchase of fixed assets	(1660.72)		(408.80)	
	Sale of fixed assets	62.52		9.29	
	Purchase of Investments	(836.28)		(502.03)	
	Sale of Investments	95.40		72.19	
	Investments/Advances in Joint Ventures, Subsidiaries & Others	93.82		(119.31)	
	Interest received	32.60		29.11	
	Dividend received	81.43		38.04	
	Net Cash from / (used in) investing activities		(2131.23)		(881.51)
C.	**Cash Flow from Financing Activities**				
	Proceeds from borrowings	1293.61		128.25	
	Repayments of borrowings	(346.06)		(181.58)	
	Interest paid	(109.39)		(118.77)	
	Dividends paid	(417.73)		(145.25)	
	Corporate dividend tax	(61.07)		(20.58)	
	Net Cash from / (used in) financing activities		359.36		(337.93)
D.	**Net increase/(Decrease) in Cash and Cash equivalent**		(39.20)		68.88
	Cash and Cash equivalent at beginning of the year		155.58		86.70
	Cash and Cash equivalent at end of the year		116.38		155.58
	(Cash and cash equivalent represent Cash and Bank balances)				

Note : Previous year figures have been regrouped/recast wherever necessary

As per our separate report attached

For G. P. KAPADIA & Co.,
Chartered Accountants

(ATUL B. DESAI)
Partner

KUMAR MANGALAM BIRLA
Chairman

RAJASHREE BIRLA
M. L. APTE
B. V. BHARGAVA
R. C. BHARGAVA
S. B. MATHUR
CYRIL SHROFF
S. G. SUBRAHMANYAN
Directors

Mumbai
Dated: 25th April, 2007

ASHOK MALU
Company Secretary

D. D. RATHI
Whole-time Director & CFO

SHAILENDRA K. JAIN
Whole-time Director

STATEMENT PURSUANT TO SECTION 212 OF THE COMPANIES ACT, 1956, RELATING TO SUBSIDIARY COMPANIES

	Name of the Subsidiary Company	Dakshin Cements Limited #	Harish Cement Limited	Samruddhi Swastik Trading And Investment Limited	Shree Digvijay Cement Company Limited	Sun God Trading And Investment Limited	UltraTech Cement Limited*	UltraTech Ceylinco Private Limited #
1	Financial year of the Subsidiary ended on	31.03.2007	31.03.2007	31.03.2007	31.03.2007	31.03.2007	31.03.2007	31.03.2007
2	Holding Company's Interest							
	i) Equity Shares of Rs.10 each							
	a) Number of Shares Fully paid	50,000	50,000	65,00,000	75816681	49,000	65966647	40,000,000
	b) % Share held by Grasim Industries Limited and its Subsidiaries	100%	100%	100%	53.65%	100%	52.99%	80%
	ii) 15% Redeemable Cumulative Preference Shares							
	a) Number of Shares (Face Value Rs.100 each) Fully Paid up	—	—	—	—	100	—	—
	b) % Share held by Grasim Industries Limited and its Subsidiaries	—	—	—	—	100%	—	—
		Rs. in Lacs	Rs. in Lacs	Rs. in Lacs	Rs. in Lacs	Rs. in Lacs	Rs. in Lacs	Rs. in Lacs
3	Net aggregate amount of Profit/(Losses) of the Subsidiary, so far as they concern members of Grasim Industries Limited							
	i) For the Financial Year of Subsidiary							
	a) Dealt with in the accounts of the Holding Company	NIL	NA	NIL	NIL	NIL	3,776.76	188.11
	b) Not dealt with in the accounts of the Holding Company	NIL	NA	415.43	2892.25	—	37,676.25	202.93
	ii) For the previous Financial years of the Subsidiary since it became the holding Company's Subsidiary							
	a) Dealt with in the accounts of the Holding Company	NIL	NA	NIL	NIL	NIL	476.57	178.12
	b) Not dealt with in the accounts of the Holding Company	—	NA	346.29	(7,893.22)	—	12,252.56	109.30
4	As the Financial Year of the Subsidiary Companies coincide with the Financial Year of the Holding Company, Section 212(5) of the Companies Act, 1956, is not applicable.	NA	NA	NA	NA	NA	NA	NA
	Changes in the interest of the Holding Company between the end of the subsidiary's financial year and 31st March, 2007							
	Number of shares acquired							
	Material changes between the end of the subsidiary's financial year and 31st March, 2007							
	a) Fixed assets (net additions)							
	b) Investments (Net)							
	c) Moneys lent by the subsidiary							
	d) Moneys borrowed by the subsidiary company other than for meeting current liabilities							

Notes:

1 The Ministry of Company Affairs, Government of India, New Delhi vide its order issued under section 212 (8) of the Companies Act, 1956 has exempted the Company from attaching the accounts of subsidiaries of the Company. However, annual accounts of the subsidiary companies and the related detailed information will be made available to the investors of the company and the subsidiaries of the Company seeking such information at any point of time. The annual accounts of the subsidiary companies are available for inspection by any investor at the Registered Office of theCompany and of the concerned subsidiary of the Company.

* % shareholding includes 6.01% shares held by Samruddhi Swastik Trading and Investments Limited, a subsidiary of the Company and accordingly profit/(losses) dealt with & not dealt with in the accounts of holding company figures are on the basis of combined

\# Subsidiary Companies of UltraTech Cement Limited

KUMAR MANGALAM BIRLA
Chairman
RAJASHREE BIRLA
M. L. APTE
B. V. BHARGAVA
R. C. BHARGAVA
CYRIL SHROFF
S. G. SUBRAHMANYAN
Directors

Mumbai
Dated: 14th July 2006

ASHOK MALU
Company Secretary

D. D. RATHI
Whole-time Director & CFO

SHAILENDRA K. JAIN
Whole-time Director

Particulars of Subsidiary Companies as required by order no. 47/55/2007-CL-III dated 8th March 2007 of Ministry of Company Affairs, Government of India, issued under section 212 (8) of the Companies Act, 1956 for financial year 2006-07 are as follows :-

(Rs. Crores unless otherwise stated)

	Name of the Subsidiary Company	Dakshin Cements Limited	Harish Cement Limited	Samruddhi Swastik Trading And Investments Limited	Shree Digvijay Cement Company Limited	Sun God Trading And Investments Limited	UltraTech Cement Limited	UltraTech Ceylinco (Private) Limited	
								(Sri Lankan Rs. Crores)	(Rs. Crores)
(a)	Share Capital (Equity and Preference)	0.05	0.05	6.50	141.34	0.05	124.49	50.00	19.78
(b)	Reserves & Surplus (net of debit balance of profit & loss account)	-		7.62	(97.89)	-	1,639.29	17.00	6.72
(c)	Total assets (Fixed Assets+Current Assets)	0.20	10.90	5.03	181.56	0.04	4,174.40	127.51	50.43
(d)	Total Liabilities (Debts + Current Liabilities & Provisions)	0.15	10.85	340.31	138.12	-	2,894.07	60.51	23.93
(e)	Details of Investments (excluding investments in the subsidiary companies)								
	- Equity / Preferance Shares	-		349.40	-	0.01		-	-
	- Government Securities	-			0.01	-	-	-	-
	- Bonds / Mutual Fund Units	-		-	0.01	-	459.21	-	-
(f)	Turnover (Net Sales)	-		-	255.26	-	4,910.83	477.79	197.77
(g)	Profit / (Loss) Before Taxation	-		4.25	54.13	-	1,166.19	33.64	13.52
(h)	Provision for Taxation	-		0.10	0.09	-	383.91	11.52	4.77
(i)	Profit / (Loss) after Taxation	-		4.15	54.04	-	782.28	22.12	8.75
(j)	Proposed Dividend (including Corporate Dividend Tax)	-		-	-	-	-	-	-

i) Exchange rate as on 31st March 2007 - 1 INR = 2.5282 Sri Lankan Rupee

AUDITORS' REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS

TO THE BOARD OF DIRECTORS OF GRASIM INDUSTRIES LIMITED ON THE CONSOLIDATED FINANCIAL STATEMENTS OF GRASIM INDUSTRIES LIMITED

We have audited the attached consolidated Balance Sheet of GRASIM INDUSTRIES LIMITED, its subsidiaries and its interests in joint ventures & associates as at 31st March, 2007, and the consolidated Profit and Loss Account and also the consolidated Cash Flow Statement for the year then ended.

1. These financial statements are the responsibility of the Grasim Industries Limited's management. Our responsibility is to express an opinion, on these financial statements based on our audit. We conducted our audit in accordance with generally accepted auditing standards in India. These standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are prepared, in all material respects, in accordance with an identified financial reporting framework and are free of material misstatements. An audit includes, examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements. We believe that our audit provides a reasonable basis for our opinion.

2. **Subsidiary Companies**

   a) The audited financial statements of subsidiary UltraTech Cement Limited, have been audited by us and S.B. Bilimoria & Co. whose financial statements reflect total assets of Rs. 4657.85 Crores as at 31st March, 2007 and total revenues of Rs. 4972.29 Crores for the Year then ended and cash flows amounting to Rs. 27.99 Crores.

   b) We did not audit financial statements of subsidiary companies, viz. Samruddhi Swastik Trading and Investment Company Limited and Sun God Trading and Investment Limited, whose financial statements reflect total assets of Rs. 354.44 Crores and Rs. 0.05 Crore respectively as at 31st March, 2007 and total revenues of Rs. 4.74 Crores, and Rs. NIL respectively for the year then ended and cash flows amounting to Rs. (0.10) Crore and Rs. Nil only respectively. These financial statements have been audited by other auditors, whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included in respect of these subsidiaries, is based solely on the report of the other auditors.

   c) We did not audit the financial statements of subsidiary Shree Digvijay Cement Company Limited, whose financial statements reflect total assets of Rs. 181.58 Crores as at 31st March, 2007 and total revenues of Rs. 260.46 Crores for the year then ended and net cash flows amounting to Rs. (0.19) Crore. These financial statements have been audited by other auditors, whose report have been furnished to us, and our opinion, insofar as it relates to the amounts included in respect of the subsidiaries, is based, solely on the report of the other auditors.

   d) We did not audit the financial statements of subsidiary UltraTech Ceylinco (Private) Limited, whose financial statements reflect total assets of Rs. 51.80 Crores as at 31st March, 2007 and total revenues of Rs. 199.09 Crores for the year then ended and net cash flows amounting to Rs. 5.55 Crores. These financial statements have been reviewed by other auditors, whose report have been furnished to us, and our opinion, insofar as it relates, to the amounts included in respect of the subsidiaries, is based solely on the report of the other auditors.

   e) The financial statements of the subsidiary Dakshin Cement Limited have been audited by us, whose financial statements reflect total assets of Rs. 0.19 Crore as at 31st March, 2007 and total revenues of Rs. Nil for the year then ended and cash flows amounting to Rs. Nil only.

   f) The financial statements of the subsidiary Harish Cement Limited have been audited by us, whose financial statements reflect total assets of Rs. 10.91 Crores as at 31st March, 2007 and total revenues of Rs. Nil for the year then ended and cash flows amounting to Rs. 0.06 Crore.

3. **Joint Ventures**

a) We did not audit the financial statements of joint venture AV Cell Inc. Canada, for the eighteen months period ended on 31st March, 2007, based on which the Company's share of assets as on 31st March 2007 works out to Rs. 38.03 Crores and share of revenue Rs.99.63 Crores for the above period. The unaudited financial statements for the eighteen months period ended 31st March, 2007 as reviewed by the management, have been furnished to us, and our opinion, insofar as it relates to the amount included in respect of the joint venture, is based solely on the reports of the management.

b) We did not audit the financial statements of joint venture AV Nackawick Inc. Canada, for the eighteen months period ended on 31st March, 2007, based on which the Company's share of assets as on 31st March 2007 works out to Rs. 173.15 Crores and share of revenue Rs.291.11 Crores for the above period. The unaudited financial statements for the eighteen months period ended 31st March, 2007 as reviewed by the management, have been furnished to us, and our opinion, insofar as it relates to the amount included in respect of the joint venture, is based solely on the reports of the management.

c) We did not audit the financial statements of joint venture Birla Jingwei Fibre Company Limited, China, for the period ended on 31st December 2006, based on which the Company's share of assets as on 31st December 2006 works out to Rs.72.99 Crores and share of revenue Rs.10.30 Crores for the above period. The unaudited financial statements for the period ended 31st December, 2006 as reviewed by the management, have been furnished to us, and our opinion, insofar as it relates to the amount included in respect of the joint venture, is based solely on the reports of the management.

d) We did not audit the financial statements of joint venture Birla Lao Pulp & Plantations Company Limited, Laos, for the period ended on 31st December, 2006, based on which the Company's share of assets as on 31st December 2006 works out to Rs. 9.40 Crores and share of revenue Rs.0.07 Crore for the above period. The unaudited financial statements for the period ended 31st December 2006 as reviewed by the management, have been furnished to us, and our opinion, insofar as it relates to the amount included in respect of the joint venture, is based solely on the reports of the management.

e) We did not audit the financial statements of joint venture Idea Cellular Limited, for the period ended on 31st March 2007, based on which the Company's share of assets as on 31st March 2007 works out to Rs. 643.28 Crores and share of revenue Rs.330.41 Crores for the above period. The unaudited financial statements for the year ended 31st March, 2007 as reviewed by the management, have been furnished to us, and our opinion, insofar as it relates to the amount included in respect of the joint venture, is based solely on the reports of the management.

4. **Associate Company**

We did not audit the financial statements of Aditya Birla Science & Health Technology Co. Ltd. for the period ended 31st March 2007, based on which the Company's share of loss works out to Rs.0.40 Crores for the year ended 31st March, 2007. These unaudited financial statements as reviewed by the management have been furnished to us, and our opinion, insofar as it relates to the amount included in respect of the associate company, is based solely on the report of the management.

5. We report that the Consolidated Financial Statements have been prepared by the Company's management in accordance with the requirements of Accounting Standards AS-21 Consolidated Financial Statements, AS-23 Accounting for Investments in Associates in Consolidated Financial Statements and AS-27 Financial Reporting of Interests in Joint Ventures, issued by the Institute of Chartered Accountants of India.

Based on our audit and on consideration of the reports of other auditors on separate financial statements and on the other financial information of the components, and to the best of our information and according to the explanations given to us, we are of the opinion that the attached Consolidated Financial Statements give a true and fair view in conformity with the accounting principles generally accepted in India.

(i) In the case of the Consolidated Balance Sheet, of the State of affairs of the Grasim Industries Limited, its subsidiaries and its interests in joint ventures & associates as at 31st March, 2007.

(ii) In the case of the Consolidated Profit and Loss Account, of the profit of the Grasim Industries Limited, its subsidiaries and its interests in joint ventures & associates for the year ended on that date, and

(iii) In the case of the Consolidated Cash Flow Statement, of the cash flows of the Grasim Industries Limited, its subsidiaries and its interests in joint ventures & associates for the year ended on that date.

For G.P. Kapadia & Co
Chartered Accountants
ATUL B. DESAI
Partner
(Membership No.30850)

Place: Mumbai
Date: 25th April, 2007

CONSOLIDATED BALANCE SHEET AS AT 31ST MARCH, 2007

(Rs. in Crores)

SOURCES OF FUNDS	Schedules	Grasim & Subsidiaries	Joint Ventures	Consolidated	Previous Year (Consolidated)
Shareholders Funds					
Share Capital	1				
Equity Share Capital		91.69	273.13	364.82	270.52
Proportionate consolidation eliminations				(273.13)	(178.83)
				91.69	91.69
Other Share Capital	2	—	6.28	6.28	42.82
Reserves and Surplus	3	6,491.63	59.85	6,551.08	4,700.98
Proportionate consolidation eliminations				(9.15)	2.09
				6,541.93	4,703.07
		6,583.32	339.26	6,639.90	4,837.58
Minority Interest		858.71	—	858.71	513.56
Loan Funds					
Secured Loans	4	3,414.60	296.14	3,710.74	2,697.26
Unsecured Loans	5	1,090.84	71.48	1,162.32	986.02
		4,505.44	367.62	4,873.06	3,683.28
Deferred Tax Liabilities (Net)		1,144.64	7.92	1,152.56	1,161.93
TOTAL		13,092.11	714.80	13,524.23	10,196.35
APPLICATION OF FUNDS					
Fixed Assets					
Gross Block	6	11,769.68	742.85	12,512.53	11,470.81
Less: Depreciation		5,762.53	249.92	6,012.45	5,515.99
Net Block		6,007.15	492.93	6,500.08	5,954.82
Capital Work-in-Progress		1,902.08	55.65	1,957.73	448.00
		7,909.23	548.58	8,457.81	6,402.82
Fixed Assets held for Disposal		14.33	—	14.33	12.76
Investments	7	2,559.96	0.08	2,559.64	1,529.95
Proportionate consolidation eliminations				(287.74)	(177.89)
				2,271.90	1,352.06
Goodwill	8	1,838.30	77.94	1,916.24	1,771.63
proportionate consolidation of interest in joint ventures				5.46	1.15
				1,921.70	1,772.78
Deferred Tax Assets (Net)		—	—	—	3.65
Current Assets, Loans and Advances					
Interest accrued on Investments		0.70	0.04	0.74	1.46
Inventories	9	1,299.07	58.98	1,358.05	1,164.54
Sundry Debtors	10	760.59	64.65	825.24	590.76
Cash and Bank Balances	11	218.85	150.36	369.21	237.38
Loans and Advances	12	732.18	36.22	768.40	624.39
		3,011.39	310.25	3,321.64	2,618.53
Less:					
Current Liabilities and Provisions					
Liabilities	13	2,037.40	218.76	2,256.16	1,638.53
Provisions	14	203.70	3.29	206.99	327.72
		2,241.10	222.05	2,463.15	1,966.25
Net Current Assets		770.29	88.20	858.49	652.28
TOTAL		13,092.11	714.80	13,524.23	10,196.35
Accounting Policies and Notes on Accounts	23				

As per our separate report attached

For G. P. KAPADIA & Co.,
Chartered Accountants

(ATUL B. DESAI)
Partner

KUMAR MANGALAM BIRLA
Chairman

RAJASHREE BIRLA
M. L. APTE
B. V. BHARGAVA
R. C. BHARGAVA
S. B. MATHUR
CYRIL SHROFF
S. G. SUBRAHMANYAN
Directors

Mumbai
Dated: 25th April, 2007

ASHOK MALU
Company Secretary

D. D. RATHI
Whole-time Director & CFO

SHAILENDRA K. JAIN
Whole-time Director

CONSOLIDATED PROFIT & LOSS ACCOUNT FOR THE YEAR ENDED ON 31ST MARCH, 2007

(Rs. in Crores)

	Schedules	Grasim & Subsidiaries	Joint Ventures	Consolidated	Previous Year (Consolidated)
INCOME					
Gross Sales (Includes Services Revenue)		14,978.30	724.55	15,702.85	11,746.05
Less: Excise Duty		1,607.70	—	1,607.70	1,522.06
Net Sales (Including Services Revenue)		13,370.60	724.55	14,095.15	10,223.99
Interest and Dividend Income	15	104.71	1.80	106.51	65.34
Other Income	16	206.06	5.17	211.23	202.58
Increase/ (Decrease) in Stocks	17	(42.59)	9.52	(33.07)	(6.30)
		13,638.78	741.04	14,379.82	10,485.61
EXPENDITURE					
Raw Materials Consumed	18	2,651.41	170.17	2,821.58	2,214.29
Manufacturing/ Operating Expenese	19	3,380.29	203.10	3,583.39	3,053.80
Purchases of Finished and Other Products		74.44	0.39	74.83	109.93
Payments to and Provisions for Employees	20	594.07	78.80	672.87	542.87
Selling, Distribution, Administration and Other Expenses	21	2,802.34	134.73	2,937.07	2,228.14
Interest	22	197.92	30.72	228.64	218.29
Depreciation & Amortisations		551.75	50.12	601.87	555.20
Amortization of Intangible Assets		—	8.10	8.10	7.90
		10,252.22	676.13	10,928.35	8,930.42
Profit before Tax & Exceptional Items		3,386.56	64.91	3,451.47	1,555.19
Surplus on pre-payment of sales tax loan		—	—	—	4.13
Profit before Tax		3,386.56	64.91	3,451.47	1,559.32
Provision for Current Tax		(1,096.60)	(0.54)	(1,097.14)	(434.88)
Deferred tax		17.18	(12.11)	5.07	32.18
Profit after Tax		2,307.14	52.26	2,359.40	1,156.62
Less : Minority Interest		391.50	—	391.50	115.98
Add : Share in Profit / (Loss) of Associates		—	—	(0.40)	—
Net Profit		1,915.64	52.26	1,967.50	1,040.64
Adjustment due to merger of NCCL with UTCL		—	—	—	48.98
Investment Allowance Reserve Written back		0.05	—	0.05	0.25
Debenture Redemption Reserve no longer required		38.56	—	38.56	8.62
Balance brought forward from Previous Year		913.14	(128.89)	784.25	532.40
Profit available for Appropriation		2,867.39	(76.63)	2,790.36	1,630.89
Appropriations					
Debenture Redemption Reserve		30.92	—	30.92	9.45
Interim Dividend		252.10	—	252.10	—
Proposed Dividend		—	—	—	183.35
Corporate Dividend Tax		42.34	—	42.34	28.77
General Reserve		1,300.00	—	1,300.00	625.00
Balance carried to Balance Sheet		1,242.03	(76.63)	1,165.00	784.32
		2,867.39	(76.63)	2,790.36	1,630.89
Basic and diluted earnings per share (in Rs.)				214.58	113.50
Accounting Policies and Notes on Accounts	23				

As per our separate report attached

For G. P. KAPADIA & Co.,
Chartered Accountants

(ATUL B. DESAI)
Partner

Mumbai
Dated: 25th April, 2007

ASHOK MALU
Company Secretary

D. D. RATHI
Whole-time Director & CFO

KUMAR MANGALAM BIRLA
Chairman

RAJASHREE BIRLA
M. L. APTE
B. V. BHARGAVA
R. C. BHARGAVA
S. B. MATHUR
CYRIL SHROFF
S. G. SUBRAHMANYAN
Directors

SHAILENDRA K. JAIN
Whole-time Director

SCHEDULES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

(Rs.in Crores)

	Grasim & Subsidiaries	Joint Ventures	Consolidated	Previous Year Consolidated
SCHEDULE 1				
91673834 Equity Shares of Rs.10 each fully paid (Previous year 91673654 equity shares)	91.67	273.13	364.80	270.50
Proportionate consolidation eliminations			(273.13)	(178.83)
			91.67	91.67
Share Capital Suspense	0.02	—	0.02	0.02
	91.69	273.13	91.69	91.69
SCHEDULE 2				
OTHER SHARE CAPITAL				
Class B Non Voting Shares of AV Cell Inc.	—	6.28	6.28	6.26
11% Red. Cum Non-Convertible Pref Shares of Rs. 100 lacs each of Idea Cellular Ltd.	—	—	—	36.56
	—	6.28	6.28	42.82
SCHEDULE 3				
RESERVES & SURPLUS				
1. Capital Reserve				
- On Revaluation of Fixed Assets	3.89	—	3.89	4.28
- Capital Subsidy	2.40	—	2.40	2.40
- Others	—	3.32	3.32	—
2. Amalgmation Reserve	1.38	6.59	7.97	8.94
3. Preference Share Capital Redemption Reserve	1.83	—	1.83	1.83
4. Debenure Redemption Reserve	140.79	—	140.79	148.43
5. Share Premium Account	823.52	120.79	944.31	823.52
6. General Reserve	4,277.29	—	4,277.29	2,927.48
7. Investment Allowance Reserve	—	—	—	0.05
8. Foreign Currency Translation Reserve	(1.50)	(6.34)	(7.84)	(0.20)
9. - Surplus as per Profit and Loss Account	1,242.03	(76.63)	1,165.00	784.32
- Adjustment on account of change in holding of a JV during the year		12.12	12.12	—
- Adjustment on account of cessation of a JV during the year		—	—	(0.07)
Proportionate consolidation eliminations	—		(9.15)	2.09
	6,491.63	59.85	6,541.93	4,703.07
SCHEDULE 4				
SECURED LOANS				
Non-Convertible Debentures	1,410.09	—	1,410.09	1,614.48
Interest accrued and due on above	—	—	—	
Other Loans:				
Term Loans from Banks and Financial Institution				
Rupee Loans	330.84	232.17	563.01	203.80
Foreign Currency Loans	1,270.66	—	1,270.66	543.67
Term Loans from Others - Rupee Loans	38.30	1.30	39.60	
Deferred Sales-tax Loan	5.25	—	5.25	9.81
Other Secured Loans	—	62.67	62.67	12.66
Working Capital Borrowings from Banks	274.77	—	274.77	157.80
Documentary Bills Discounted with Banks against Demand/Usance Bills under Letter of Credit	84.69		84.69	55.04
Other Loans from Banks	—	—	—	100.00
	3,414.60	296.14	3,710.74	2,697.26

SCHEDULES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

(Rs.in Crores)

	Grasim & Subsidiaries	Joint Ventures	Consolidated	Previous Year (Consolidated)
SCHEDULE 5				
UNSECURED LOANS				
Short Term Loans and Advances:				
From Banks:				
Buyers' Import Credit	73.54	—	**73.54**	137.33
Documentary bills discounted with Banks against Usance Bills	1.97	—	**1.97**	7.28
Other Short term loans	2.90	35.29	**38.19**	117.81
From Others	—	11.59	**11.59**	34.91
	78.41	46.88	**125.29**	297.33
Other Loans and Advances:				
From Banks:	358.46	14.71	**373.17**	—
From Others:				
Deferred Sales tax Loan	653.97	—	**653.97**	678.84
Other Long Term Loans	—	9.89	**9.89**	9.85
Int Accrued & due on above	—	—	—	—
	653.97	9.89	**663.86**	688.69
	1,012.43	24.60	**1,037.03**	688.69
	1,090.84	71.48	**1,162.32**	986.02

SCHEDULE 6
FIXED ASSETS

SN	DESCRIPTION	GROSS BLOCK AS ON 31.03.2007				NET BLOCK AS ON 31.03.2007			
		Grasim & Subsidiaries	Joint Ventures	Consolidated	Previous Year	Grasim & Subsidiaries	Joint Ventures	Consolidated	Previous Year
1.	Freehold Land	216.14	30.32	**246.46**	144.38	216.14	30.32	**246.46**	144.38
2.	Leasehold Land	154.27	6.85	**161.12**	91.35	137.70	5.90	**143.60**	76.18
3.	Buildings	1042.63	28.57	**1,071.20**	1,013.35	747.21	25.78	**772.99**	745.58
4.	Workers' Quarters under Government Subsidised Schemes	0.55	—	**0.55**	0.55	0.07	—	**0.07**	0.07
5.	Railway Sidings	257.53	—	**257.53**	257.35	145.77	—	**145.77**	157.40
6.	Plant & Machinery	9654.91	514.02	**10,168.93**	9,405.31	4572.52	339.38	**4,911.90**	4,576.39
7.	Ships	64.12	—	**64.12**	64.13	28.41	—	**28.41**	31.64
8.	Furniture, Fittings & Office Equipments	302.90	18.58	**321.48**	289.66	119.61	11.86	**131.47**	112.41
9.	Vehicles etc.	66.02	2.66	**68.68**	63.23	32.96	2.01	**34.97**	33.95
10.	Intangible Assets								
	- Softwares	10.61	4.62	**15.23**	6.33	6.76	1.49	**8.25**	2.85
	- Entry/ License Fees	—	137.23	**137.23**	135.17	—	76.19	**76.19**	73.97
	TOTAL	**11769.68**	**742.85**	**12512.53**	11470.81	**6007.15**	**492.93**	**6500.08**	5954.82
	Capital work-in-progress (including Advances & Pre-operative Expenses)					1902.08	55.65	**1,957.73**	448.00
						7,909.23	**548.58**	**8,457.81**	6,402.82

SCHEDULES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

(Rs.in Crores)

	Grasim & Subsidiaries	Joint Ventures	Consolidated	Previous Year (Consolidated)
SCHEDULE 7				
INVESTMENTS				
Investments in Government and Trust Securities	6.20	0.08	6.28	20.45
Investments in Shares, Debentures or Bonds and others	2,545.96	—	2,545.96	1,509.50
Investment in Associates	7.80	—	7.80	—
Share in Profit / (Loss) of Associates	—	—	(0.40)	—
	2,559.96	0.08	2,559.64	1,529.95
Proportionate consolidation eliminations			(287.74)	(177.89)
			2,271.90	1,352.06
SCHEDULE 8				
GOODWILL				
a) (i) **In case of Investment in Subsidiaries:**				
Carrying Cost of Investment	2,523.38		2,523.38	2,272.00
Less : Grasim's Share in Net Worth on acquisition	698.35		698.35	602.88
	1,825.03		1,825.03	1,669.12
(ii) **Goodwill arising in consolidated financial statements of Subsidiaries**	13.27		13.27	13.27
	1,838.30		1,838.30	1,682.39
b) **Proportionate interest in Goodwill of Joint Ventures:**		77.94	77.94	89.24
			1,916.24	1,771.63
c) **In case of Investment in Joint Ventures:**				
Carrying Cost of Investment			287.74	177.89
Less : Grasim's Share in Net Worth on acquisition			282.28	176.74
			5.46	1.15
	1,838.30	77.94	1,921.70	1,772.78
SCHEDULE 9				
INVENTORIES				
Stores and Spare parts, Packing Materials and Fuels	575.05	10.25	585.30	465.29
Raw Materials	371.28	34.30	405.58	298.63
Finished Goods (including trading goods)	@187.50	13.80	@201.30	@233.09
By Products	9.76	—	9.76	3.61
Process Stock	152.63	0.63	153.26	161.70
Waste/Scrap (at net realisable value)	2.85	—	2.85	2.22
@ Includes transit stock of Rs. 2.61 Crores, Previous Year - Rs. 4.38 Crores				
	1,299.07	58.98	1,358.05	1,164.54
SCHEDULE 10				
SUNDRY DEBTORS				
Exceeding six months :				
Good and Secured	5.87	—	5.87	9.04
Good and Unsecured	8.66	0.17	8.83	11.02
Doubtful and Unsecured	6.67	13.75	20.42	23.16
	21.20	13.92	35.12	43.22
Less: Provision for Doubtful Debts	6.78	13.75	20.53	23.16
	14.42	0.17	14.59	20.06
Others				
Good and Secured	291.23	42.53	333.76	239.48
Good and Unsecured	454.94	21.95	476.89	331.22
Doubtful and Unsecured	—	0.95	0.95	0.75
	746.17	65.43	811.60	571.45
Less: Provision for Doubtful Debts	—	0.95	0.95	0.75
	746.17	64.48	810.65	570.70
	760.59	64.65	825.24	590.76

SCHEDULES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

(Rs.in Crores)

	Grasim & Subsidiaries	Joint Ventures	Consolidated	Previous Year (Consolidated)
SCHEDULE 11				
CASH AND BANK BALANCES				
Cash balance on hand	1.22	1.75	**2.97**	2.03
Bank Balances:				
With Scheduled Banks:				
Current Accounts				
(including cheques under collection)	210.19	7.01	**217.20**	162.96
Deposit Accounts	7.43	141.60	**149.03**	72.38
	217.62	148.61	**366.23**	235.34
With Others	—	—	—	—
	217.62	148.61	**366.23**	235.34
In Government Treasury Saving Account	0.01	—	**0.01**	0.01
	218.85	150.36	**369.21**	237.38
SCHEDULE 12				
LOANS AND ADVANCES (Considered Good)				
Secured Loans	1.57	-	**1.57**	2.23
Unsecured Loans				
Deposits with Bodies Corporate	4.87	-	**4.87**	136.86
Deposits and Balances with Government and other Authorities (including accrued interest)	130.80	3.55	**134.35**	97.40
Other Deposits	79.29	0.01	**79.30**	32.80
Advances recoverable in cash or in kind or for value to be received	502.78	31.88	**534.66**	354.71
Less : Provision for doubtful Loans & Advances	(0.46)	(0.60)	**(1.06)**	(0.49)
Advances recoverable in cash or in kind or for value to be received - net of Provision	502.32	31.28	**533.60**	354.22
Advance Income tax (Net of Provisions)	13.33	1.38	**14.71**	0.88
	730.61	36.22	**766.83**	622.16
	732.18	36.22	**768.40**	624.39
SCHEDULE 13				
CURRENT LIABILITIES				
Sundry Creditors	1,403.60	133.67	**1,537.27**	1,138.23
Security and Other Deposits	281.85	5.52	**287.37**	207.63
Unclaimed Dividends	23.91	—	**23.91**	6.01
Other Liabilities	260.82	55.22	**316.04**	215.88
Bank Overdraft	—	24.22	**24.22**	3.52
Interest accrued but not due on Debentures/Loans	67.22	0.13	**67.35**	67.26
	2,037.40	218.76	**2,256.16**	1,638.53
SCHEDULE 14				
PROVISIONS				
Retirement Benefits	92.91	1.24	**94.15**	62.01
Proposed Dividends	—	—	—	183.35
Corporate Dividend Tax	—	—	—	28.77
Provision for Current Taxation (Net of Advance Tax)	109.03	—	**109.03**	53.47
Provision for Mines Restoration	1.76	—	**1.76**	—
Other Provisions	—	2.05	**2.05**	0.12
	203.70	3.29	**206.99**	327.72

SCHEDULES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

(Rs.in Crores)

	Grasim & Subsidiaries	Joint Ventures	Consolidated	Previous Year (Consolidated)
SCHEDULE 15				
INTEREST AND DIVIDEND INCOME				
Interest (Gross) on :				
a) Government and other Securities	4.23	—	4.23	4.36
b) Other Investments	3.90	1.28	5.18	0.23
Dividend (Gross)	70.93	—	70.93	35.88
Interest on Bank and Other Accounts	25.65	0.52	26.17	24.87
	104.71	1.80	106.51	65.34
SCHEDULE 16				
OTHER INCOME				
Export Incentives	3.84	—	3.84	4.82
Rent Received	3.98	—	3.98	3.95
Lease Rent	4.52	—	4.52	7.96
Processing Charges	12.07	—	12.07	6.62
Insurance Claims	2.18	0.02	2.20	5.87
Profit on Sale of Current Investments	49.67	0.61	50.28	7.43
Profit on Sale of Long Term Investments	1.88	—	1.88	62.57
Profit on Sale of Fixed Assets	4.62	0.62	5.24	0.26
Excess/Short Provisions	26.28	1.32	27.60	27.94
Prior Period Adjustments	—	—	—	0.15
Exchange Rate Difference	3.49	0.11	3.60	1.65
Scrap Sales (Net)	23.16	—	23.16	16.49
Miscellaneous Receipts	70.37	2.49	72.86	56.87
	206.06	5.17	211.23	202.58
SCHEDULE 17				
INCREASE / (DECREASE) IN STOCKS				
Closing Stock				
Finished Goods	184.89	12.62	197.51	227.97
By-Products	9.76	—	9.76	3.61
Process Stock	152.63	0.63	153.26	161.70
Waste/Scrap	2.85	—	2.85	2.22
	350.13	13.25	363.38	395.50
Opening Stock				
Finished Goods	224.02	3.66	227.68	296.56
By-Products	3.61	—	3.61	1.31
Process Stock	161.63	0.07	161.70	124.08
Waste/Scrap	2.22	—	2.22	1.95
	391.48	3.73	395.21	423.90
Add: Increase / (Decrease) in Excise Duty on Stock	(1.24)	—	(1.24)	22.10
	392.72	3.73	396.45	401.80
Increase / (Decrease) in Stocks	(42.59)	9.52	(33.07)	(6.30)

SCHEDULES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

(Rs.in Crores)

	Grasim & Subsidiaries	Joint Ventures	Consolidated	Previous Year (Consolidated)
SCHEDULE 18				
RAW MATERIALS CONSUMED				
Opening Stock	293.45	4.97	**298.42**	207.47
Purchases and Incidental Expenses	2,739.66	199.50	**2,939.16**	2,312.69
	3,033.11	204.47	**3,237.58**	2,520.16
Less:				
Sales	10.42	—	**10.42**	5.93
Closing Stock	371.28	34.30	**405.58**	299.94
	381.70	34.30	**416.00**	305.87
	2,651.41	170.17	**2,821.58**	2,214.29
SCHEDULE 19				
MANUFACTURING / OPERATING EXPENSES				
Consumption of Stores, Spare Parts and Components, Packing Materials and Incidental Expenses	763.65	21.73	**785.38**	667.11
Power & Fuel	2,420.59	52.05	**2,472.64**	2,129.12
Processing Charges	34.70	18.67	**53.37**	29.00
License Fees	—	20.80	**20.80**	16.29
Roaming Charges	—	7.06	**7.06**	13.45
Interconnect and other DoT charges	—	60.30	**60.30**	35.62
Repairs to Buildings	25.80	0.15	**25.95**	26.04
Repairs to Machinery (excluding Spare Parts and Components)	107.99	21.92	**129.91**	109.79
Repairs to Other Assets	27.56	0.42	**27.98**	27.38
	3,380.29	203.10	**3,583.39**	3,053.80
SCHEDULE 20				
PAYMENTS TO AND PROVISIONS FOR EMPLOYEES				
Salaries, Wages & Bonus, etc.	508.81	64.92	**573.73**	467.00
Contribution to Provident and Other Funds	45.90	5.35	**51.25**	40.80
Welfare Expenses	39.36	8.53	**47.89**	35.07
	594.07	78.80	**672.87**	542.87

(Rs.in Crores)

	Grasim & Subsidiaries	Joint Ventures	Consolidated	Previous Year (Consolidated)
SCHEDULE 21				
SELLING, DISTRIBUTION, ADMINISTRATION AND OTHER EXPENSES				
Commission to Selling Agents	51.74	28.33	80.07	69.80
Brokerage and Discount	105.51	0.71	106.22	92.23
Freight, handling and other expenses	2,063.19	44.04	2,107.23	1,552.66
Advertisements	209.17	19.40	228.57	182.20
Insurance	32.08	2.48	34.56	30.97
Rent (including Lease Rent)	20.75	6.07	26.82	22.20
Rates and Taxes	47.07	4.13	51.20	38.26
Stationery, Printing, Postage and Telephone Expenses	26.23	3.83	30.06	27.01
Travelling and Conveyance	58.82	3.14	61.96	54.32
Legal and Professional charges	37.48	5.14	42.62	35.01
Bad Debts written off	1.26	0.21	1.47	1.98
Provision for Doubtful Debts	0.14	2.54	2.68	4.39
Research Contribution (including Expenses)	3.73	0.05	3.78	3.65
Donations	12.65	—	12.65	5.98
Directors' Fee and Commission	10.22	—	10.22	3.65
Exchange Rate difference	1.26	(0.50)	0.76	2.06
Prior period Adjustments	3.14	—	3.14	-
Loss on Sale and/or discard of Fixed Assets	0.11	0.04	0.15	3.78
Miscellaneous Expenses	117.79	15.12	132.91	97.99
	2,802.34	134.73	2,937.07	2,228.14
SCHEDULE 22				
INTEREST				
On Fixed Loans and Debentures	155.43	29.16	184.59	187.15
On Other Accounts	42.49	1.56	44.05	31.14
	197.92	30.72	228.64	218.29

SCHEDULE 23

Notes to Consolidated Financial Statements

1. **Principles of Consolidation:**

(a) The Consolidated Financial Statements (CFS) comprise the financial statements of Grasim Industries Limited (Grasim), its Subsidiaries and its interest in Joint Ventures & Associates as on 31.03.2007, which are as under:

(I) Subsidiaries:

Name of the Company	Country of Incorporation	% Shareholding & Voting Power
Shree Digvijay Cement Company Limited (SDCC)	India	53.64
Samruddhi Swastik Trading and Investment Limited	India	100.00
Sun God Trading and Investment Limited	India	100.00
Harish Cement Limited (HCL)	India	100.00
UltraTech Cement Limited (UTCL)	India	52.99*
Dakshin Cements Limited @	India	100.00
UltraTech Ceylinco (Private) Limited @	Srilanka	80.00

** Includes 6.01 % shares held by Samruddhi Swastik Trading and Investment Limited*

@ Subsidiaries of UTCL, % shareholding held by UTCL.

(II) Joint Ventures (JV):

Name of the Company	Status	Country of Incorporation	Ownership Interest	Financial Statement as on
Idea Cellular Ltd. *	Limited Review	India	6.59%	31.03.2007
A V Cell Inc.	Unaudited	Canada	16.67%	31.03.2007
A V Nackawic Inc.	Unaudited	Canada	45.00%	31.03.2007
Birla Jingwei Fibres Company Ltd. @ #	Unaudited	China	31.00%	31.12.2006
Birla Lao Pulp & Plantation Co. Ltd. @ ##	Unaudited	Laos	40.00%	31.12.2006

* *Consolidated financial statements have been considered for proportionate consolidation*

@ *There are no significant transactions or other material events that occured between the balance sheet dates of Birla Jingwei Fibre Company and Birla Lao Pulp & Plantation Co. Ltd. and that of Grasim.*

Birla Jingwei Fibre Company Ltd. became Joint Venture w.e.f 25th September 2006

Birla Lao Pulp & Plantation Co Ltd became Joint Venture w.e.f 30th June 2006

(III) Associate :

Name of the Company	Status	Country of Incorporation	Ownership Interest	Financial Statement as on
Aditya Birla Science & Technology Co. Ltd.	Unaudited	India	38.00%	31.03.2007

(b) The Consolidated Financial Statements are prepared in accordance with Accounting Standard on "Consolidated Financial Statements" (AS - 21), "Financial Reporting of Interests in Joint Ventures" (AS - 27) and "Accounting for Investments in Associates in Consolidated Financial Statements" (AS - 23) issued by the Institute of Chartered Accountants of India.

The Consolidated Financial Statements are prepared using uniform accounting policies, in accordance with the generally accepted accounting policies. However, in respect of Idea Cellular Limited, Cost of Rights and Licences including the fee paid on fixed basis prior to revenue share regime, is amortised on commencement of operations over the period of licence.

(c) The effect of intra group transactions between Grasim & its Subsidiaries is eliminated in consolidation.

2. Accounting Policies and Notes on Accounts of the financial statements of the Company and all the subsidiaries are set out in their respective financial statements.

3. The Ministry of Textiles, vide its orders dated 30th June 1997 and 1st July, 1999 has deleted cement from the list of commodities to be packed in Jute bags under the Jute Packaging (Compulsory Use in Packing Commodities) Act 1987. In view of this, the company does not expect any liability for non-despatch of cement in Jute bags in respect of earlier years.

4. Contingent Liabilities:

Rs. in Crores

	Grasim & Subsidiaries	Joint Ventures	Total	Previous Year (Concolidated
i) Claims not acknowledged as debts	518.72	9.67	**528.39**	441.25
ii) Uncalled liability on partly paid shares	30.41	—	**30.41**	45.61
iii) Custom duty which may arise if obligation for export is not fulfilled against import of raw materials and machinery.	0.89	0.25	**1.14**	1.62
iv) Outstanding Bank / Corporate Guarantees	1.15	52.42	**53.57**	3.12
v) Custom duty on import of technical know-how and other services relating to projects	10.81	—	**10.81**	10.81
vi) Dividend on Cumulative Preference Shares	—	—	—	13.96

5. Estimated amount of Contracts remaining to be executed on capital account and not provided

	Grasim & Subsidiaries	Joint Ventures	Total	Previous Year (Concolidated
Estimated amount of Contracts remaining to be executed on capital account and not provided	4255.49	68.24	**4323.73**	955.13

6. **Segment Reporting :**

a. **Primary Segment Reporting (by business segment)**

Segments have been identified in line with the Accounting Standard on Segment Reporting (AS 17), taking into account the organizational structure as well as the differential risk and returns of these segments. Details of products included in each of the segments are as under:-

Fibre & Pulp - Viscose Staple Fibre & Rayon Grade Pulp

Chemicals - Caustic Soda & Allied Chemicals

Cement - Grey & White Cement

Sponge Iron - Sponge Iron

Textiles - Fabrics & Yarn

Others - Mainly Telecom

b. **Inter-segment transfers of independent marketable products are at market rates.**

c. **Information about Business Segments (For the Current Year 2006-2007):**

Rs. in Crores

		Fibre & Pulp	Chemi-cals	Cement	Sponge Iron	Textiles	Others	Elimi-nations	Total Company
A	**REVENUE**								
1a	Gross Sales (External)	2,827.53	217.39	11,186.77	872.64	260.05	326.93	—	15,691.31
1b	Gross Sales (Inter-segment)	41.88	145.90	1.03	11.54	0.46	—	(189.27)	11.54
	Total Gross Sales	**2,869.41**	**363.29**	**11,187.80**	**884.18**	**260.51**	**326.93**	**(189.27)**	**15,702.85**
2a	Other Income	45.96	16.13	105.01	18.24	19.47	8.35	(40.57)	172.59
2b	Unallocated Corporate Other Income								145.15
	Total Other Income	**45.96**	**16.13**	**105.01**	**18.24**	**19.47**	**8.35**	**(40.57)**	**317.74**
3	**Total Revenue**	**2,915.37**	**379.42**	**11,292.81**	**902.42**	**279.98**	**335.28**	**(229.84)**	**16,020.59**
B	**RESULTS**								
1	**Segment Result (PBIT)**	**671.74**	**60.05**	**2,767.03**	**50.39**	**(4.63)**	**62.61**		**3,607.19**
2	Unallocated Corporate Income / (Expenses)								72.92
3	Interest Expense								(228.64)
4	**Profit from ordinary activities**								**3,451.47**
5	**Exceptional Items:**								**—**
6.	**Profit Before Tax**								**3,451.47**
7	Provision for Current Tax								(1,097.14)
8	Deferred Tax								5.07
9	**Profit after Tax**								**2,359.40**
	Less: Minority Interest								391.50
	Add : Share in Profit / (Loss) of Associate								(0.40)
10	**Net Profit**								**1,967.50**
C	**Other Information :**								
1	**Segment Assets**	**1,739.98**	**326.94**	**10,522.21**	**594.03**	**168.79**	**659.48**		**14,011.43**
2	Unallocated Corporate Assets								1,975.95
3	**Total Assets**								**15,987.38**
4	**Segment Liabilities**	**406.70**	**22.45**	**3,724.33**	**41.82**	**42.62**	**421.95**		**4,659.87**
5	Unallocated Corporate Liabilities								3,828.90
6	Minority Interest								858.71
7	**Total Liabilities**								**9,347.48**
8	**Capital Expenditure**	**329.13**	**98.82**	**1,995.86**	**18.20**	**41.76**	**127.22**		**2,610.99**
9	**Depreciation**	**81.80**	**20.53**	**408.35**	**34.71**	**9.18**	**50.57**		**605.14**
10	**Significant Non Cash Expenses other than Depreciation**								**—**

SCHEDULES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

Information about Business Segments (For the previous year 2005-2006):

Rs. in Crores

		Fibre & Pulp	Chemicals	Cement	Sponge Iron	Textiles	Others	Eliminations	Total Company
A	REVENUE								
1a	Gross Sales (External)	2,147.68	308.41	8,074.42	730.14	250.54	234.86	—	11,746.05
1b	Gross Sales (Inter-segment)	43.31	135.99	0.96		0.26	—	(180.52)	—
	Total Gross Sales	**2,190.99**	**444.40**	**8,075.38**	**730.14**	**250.80**	**234.86**	**(180.52)**	**11,746.05**
2a	Other Income	36.65	9.67	80.45	8.44	13.38	3.24	(7.58)	144.25
2b	Unallocated Corporate Other Income								123.67
	Total Other Income	**36.65**	**9.67**	**80.45**	**8.44**	**13.38**	**3.24**	**(7.58)**	**267.92**
3	**Total Revenue**	**2,227.64**	**454.07**	**8,155.83**	**738.58**	**264.18**	**238.10**	**(188.10)**	**12,013.97**
B	**RESULTS**								
1	**Segment Result (PBIT)**	**425.93**	**107.51**	**1,067.85**	**39.75**	**(3.04)**	**39.05**		**1,677.05**
2	Unallocated Corporate Income / (Expenses)								96.43
3	Interest Expense								(218.29)
4	**Profit from ordinary activities**								**1,555.19**
5	Exceptional Items :								
	- Surplus on prepayment of sales tax loan			4.13					4.13
6	**Profit Before Tax**								**1,559.32**
7	Provision for Current Tax								(434.88)
8	Deferred Tax Write Back								32.18
9	**Profit after Tax**								**1,156.62**
	Less : Minority Interest								115.98
10	**Net Profit**								**1,040.64**
C	**Other Information :**								
1	**Segment Assets**	**1,225.91**	**235.19**	**7,998.11**	**592.54**	**129.20**	**434.52**		**10,615.47**
2	Unallocated Corporate Assets								1,547.13
3	**Total Assets**								**12,162.60**
4	**Segment Liabilities**	**211.16**	**24.44**	**3,211.23**	**62.35**	**36.64**	**343.27**		**3,889.09**
5	Unallocated Corporate Liabilities								2,922.37
6	Minority Interest								513.56
7	**Total Liabilities**								**7,325.02**
8	**Capital Expenditure**	**160.75**	**22.09**	**467.83**	**5.32**	**2.91**	**62.24**		**721.14**
9	**Depreciation**	**66.88**	**17.59**	**391.09**	**34.16**	**6.43**	**42.08**		**558.23**
10	**Significant Non Cash Expenses other than Depreciation**								—

d. **Secondary Segment Reporting (by geographic segment) - Being insignificant, hence not given.**

7. **Related Party Transactions :**

a. Related Parties with whom transactions have taken place during the year :

Joint Ventures :

Idea Cellular Ltd.

AV Cell Inc., Canada

AV Nackawic Inc., Canada

Birla Jingwei Fibres Co Ltd, China

Birla Lao Pulp & Plantation Co Ltd., Laos

Associates :

Aditya Birla Science and Technology Company Ltd.

Key Management Personnel:

i) Mr. Shailendra K. Jain, Whole Time Director

Relatives of Mr. Shailendra K.Jain :

— Mrs. Niharika Jain, Wife

— Mr. Suvvrat Jain, Son

— Mr. Devavrat Jain, Son

ii) Mr. D D Rathi, Whole Time Director

Enterprise where significant influence exists:

— Vishal Industries and Chemicals Pvt. Ltd.

iii) Mr. S Misra , Managing Director & CEO of UltraTech Cement Ltd.

iv) Mr. S N Malpani, Manager of Shree Digvijay Cement Company Ltd.

v) Mr. Sanjeev Aga, Managing Director of Idea Cellular Ltd.

b. Nature of Transaction

Rs. in Crores

	Particulars	Joint Venture	Associates	Key Management Personnel	Relatives of Key Management Personnel	Enterprise where significant influence exists	Total
1.	Sales & Services	0.01	Nil	Nil	Nil	Nil	0.01
		Nil	*Nil*	*Nil*	*Nil*	*Nil*	**Nil**
2.	Interest and other Income Received / Receivable	Nil	Nil	0.01	Nil	Nil	0.01
		Nil	*Nil*	*0.01*	*0.02*	*Nil*	**0.03**
3.	Purchases of goods / Payment for other services	123.94	0.45	8.97	0.06	0.01	133.43
		87.73	*Nil*	*5.60*	*0.03*	*0.01*	**93.37**
4.	Finance Provided	Nil	Nil	Nil	Nil	Nil	Nil
		Nil	*Nil*	*Nil*	*Nil*	*Nil*	*Nil*
5.	Interest paid	Nil	Nil	Nil	Nil	Nil	Nil
		Nil	*Nil*	*Nil*	*Nil*	*Nil*	**Nil**
6.	Outstanding Balances as on 31st March 2007						
	Debtors	Nil	Nil	Nil	Nil	Nil	Nil
		0.01	*Nil*	*Nil*	*Nil*	*Nil*	*0.01*
	Loans & Advances	Nil	3.63	0.64	Nil	1.60	5.87
		Nil	*0.37*	*0.67*	*Nil*	*1.60*	**2.64**
	Creditors	Nil	Nil	Nil	Nil	Nil	Nil
		Nil	*Nil*	*Nil*	*Nil*	*Nil*	*Nil*
	Unsecured Loan	Nil	Nil	Nil	Nil	Nil	Nil
		Nil	*Nil*	*Nil*	*Nil*	*Nil*	*Nil*
7.	Guarantees and Collaterals	Nil	Nil	Nil	Nil	Nil	Nil
		70.34	*Nil*	*Nil*	*Nil*	*Nil*	**70.34**

Note: Previous Year's figures are given in Italics.

8. Deferred Tax Assets and Liabilities as on 31st March, 2007 are as under:

Rs. in Crores

	Grasim & its Subsidiaries	Joint Ventures	Consolidated	Previous Year (Consolidated)
Deferred Tax Assets:				
Accrued Expenses deductible on payment basis	42.58	—	42.58	33.75
Expenses allowable in installments in Income Tax	8.35	—	8.35	10.32
Unabsorbed Losses	4.12	—	4.12	9.61
Unabsorbed Depreciation	—	—	—	—
Others	7.69	—	7.69	1.49
	62.74	—	62.74	55.17
Deferred Tax Liabilty :				
Accumulated Depreciation	1,199.67	—	1,199.67	1,205.78
Others	7.71	7.92	15.63	7.67
Net Deferred Tax Liability	1,144.64	7.92	1,152.56	1,158.28

As per our separate report attached

For G. P. KAPADIA & Co.,
Chartered Accountants

(ATUL B. DESAI)
Partner

Mumbai
Dated: 25th April, 2007

ASHOK MALU
Company Secretary

D. D. RATHI
Whole-time Director & CFO

KUMAR MANGALAM BIRLA
Chairman

RAJASHREE BIRLA
M. L. APTE
B. V. BHARGAVA
R. C. BHARGAVA
S. B. MATHUR
CYRIL SHROFF
S. G. SUBRAHMANYAN
Directors

SHAILENDRA K. JAIN
Whole-time Director

CONSOLIDATED CASH FLOW STATEMENT FOR THE YEAR ENDED 31ST MARCH, 2007

Rs. in Crores

	Grasim & Subsidiaries	Joint Ventures	Consolidated	Previous Year (Consolidated)
A. Cashflow from Operating Activities				
a. Net profit before Tax and Exceptional Item	3386.56	64.91	3451.47	1555.19
Adjustment for :				
Depreciation / Amortisation	551.75	58.22	609.97	563.10
Interest Expenses	197.92	30.72	228.64	218.29
Interest Income	(33.78)	(1.80)	(35.58)	(29.46)
Dividend Income	(70.93)	—	(70.93)	(35.88)
Provision for Bad and Doubtful debts (Net)	0.06	3.04	3.10	4.39
Non Cash Items	6.84	(1.09)	5.75	(23.37)
Exchange Fluctuation on proportionate consolidation	(1.82)	(1.33)	(3.15)	(0.28)
(Profit)/ Loss on sale of Fixed Assets (Net)	(4.59)	(0.58)	(5.17)	3.52
(Profit)/ Loss on sale of Long Term Investments (Net)	(2.70)	—	(2.70)	(62.57)
(Profit)/ Loss on sale of Current Investments (Net)	(49.67)	(0.61)	(50.28)	(7.43)
b. Operating profit before working capital changes	3979.64	151.48	4131.12	2185.50
Adjustments for :				
Trade and other Receivables	(442.15)	(81.49)	(523.64)	115.48
Inventories	(145.52)	(50.47)	(195.99)	(110.66)
Assets held for disposal	(1.57)	—	(1.57)	0.97
Trade Payables	534.20	79.35	613.55	236.75
c. Cash generated from Operations	3924.60	98.87	4023.47	2428.04
Direct Taxes Paid (Net)	(1054.80)	(0.61)	(1055.41)	(438.08)
Net Cash from Operating Activities	2869.80	98.26	2968.06	1989.96
B. Cashflow from Investing Activities				
Purchase of Fixed Assets	(2440.41)	(316.47)	(2756.88)	(676.55)
Sale of Fixed Assets	64.92	1.09	66.01	11.21
Purchase of Investments	(1324.62)	(0.13)	(1324.75)	(650.03)
Sale of Investments	95.40	—	95.40	72.19
Subsidiaries & Others	279.74	—	279.74	(119.31)
Net Proceeds from sale of Current Investments	0.26	—	0.26	—
Gain on Sale of Long Term Investments	—	—	—	0.08
Interest received	36.70	0.89	37.59	28.98
Dividend received	108.64	—	108.64	35.88
Adjustment on account of change in holding of a JV during the year	—	(12.12)	(12.12)	—
Net Cash from / (used in) investing activities	(3179.37)	(326.74)	(3506.11)	(1297.55)
C. Cashflow from Financing Activities				
Proceeds from issue of Share Capital	61.83	280.39	342.22	—
Proceeds from Borrowings	1534.89	498.97	2033.86	525.28
Repayments of Borrowings	(532.88)	(383.45)	(916.33)	(736.44)
Interest paid	(200.78)	(27.89)	(228.67)	(234.75)
Dividends paid	(490.10)	—	(490.10)	(150.68)
Corporate dividend tax	(71.11)	—	(71.11)	(21.91)
Net Cash from / (used in) financing activities	301.85	368.02	669.87	(618.50)
D. Net Increase/(Decrease) in Cash and Cash equivalent	(7.71)	139.54	131.83	73.91
Cash and Cash equivalent at beginning of the year	226.56	10.82	237.38	163.47
Cash and Cash equivalent at end of the year	218.85	150.36	369.21	237.38
(Cash and cash equivalent represent Cash and Bank balances)				

Note : Previous period's figures have been regrouped / rearranged wherever necessary to conform to this period's classification.

As per our separate report attached

For G. P. KAPADIA & Co.,
Chartered Accountants

(ATUL B. DESAI)
Partner

Mumbai
Dated: 25th April, 2007

ASHOK MALU
Company Secretary

D. D. RATHI
Whole-time Director & CFO

KUMAR MANGALAM BIRLA
Chairman
RAJASHREE BIRLA
M. L. APTE
B. V. BHARGAVA
R. C. BHARGAVA
S. B. MATHUR
CYRIL SHROFF
S. G. SUBRAHMANYAN
Directors
SHAILENDRA K. JAIN
Whole-time Director


Har
nirmaan ki
jaan
ADITYA BIRLA GROUP
BIRLA
PLUS
CEMENT
PREMIUM COMPOSITE CEMENT

GRASIM & ITS SUBSIDIARIES / JVs

Grasim Industries Limited	:	Viscose Staple Fibre, Cement, Sponge Iron, Chemicals, Textiles

Subsidiaries

• UltraTech Cement Limited	:	Cement
— Dakshin Cements Limited	:	Cement
— UltraTech Ceylinco Private Limited	:	Cement
• Shree Digvijay Cement Company Limited	:	Cement
• Harish Cement Limited	:	Cement
• Samruddhi Swastik Trading And Investments Limited	:	Investment
• Sun God Trading And Investments Limited	:	Investment

Joint Ventures

• Idea Cellular Limited	:	Telecom
• AV Cell Inc.	:	Pulp
• AV Nackawic Inc.	:	Pulp
• Birla Jingwei Fibres Company Limited	:	Fibre
• Birla Lao Pulp & Plantation Company Limited	:	Plantation & Pulp

Associates

• Aditya Birla Science & Technology Company Limited	:	Research & Development

END